   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1997


                                                      REGISTRATION NO. 333-39073
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         MAGNUM HUNTER RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

                         NEVADA                                                  87-0462881
    (State or other jurisdiction of incorporation or                          (I.R.S. Employer
                       organization)                                         Identification No.)
         600 EAST LAS COLINAS BLVD., SUITE 1200                           MORGAN F. JOHNSTON, ESQ.
                   IRVING, TEXAS 75039                             600 EAST LAS COLINAS BLVD., SUITE 1200
                     (972) 401-0752                                          IRVING, TEXAS 75039
            (Address, including zip code, and                                  (972) 401-0752
         telephone number, including area code,           (Name, address, including zip code, and telephone number,
      of Registrant's principal executive offices)               including area code, of agent for service)

                             ---------------------

                                   Copies to:

           DAVID E. MORRISON, ESQ.                        WILLIAM L. BOEING, ESQ.
              LISA K. BORK, ESQ.                           HAYNES AND BOONE, LLP
           THOMPSON & KNIGHT, P.C.                         3100 NATIONSBANK PLAZA
       1700 PACIFIC AVENUE, SUITE 3300                        901 MAIN STREET
             DALLAS, TEXAS 75201                            DALLAS, TEXAS 75202
                (214) 969-1700                                 (214) 651-5000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 17, 1997

PROSPECTUS

                                          6,650,000 SHARES
          Magnum Logo               MAGNUM HUNTER RESOURCES, INC.
                                            COMMON STOCK

                            ------------------------

     Of the 6,650,000 shares of Common Stock, par value $.002 per share (the "Common Stock"), of Magnum Hunter Resources, Inc. (the "Company") offered hereby (the "Offering"), 6,500,000 are being sold by the Company and 150,000 are being sold by the Selling Shareholder named herein. The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."


     The Common Stock is listed on the American Stock Exchange under the symbol "MHR." On November 14, 1997, the closing sale price of the Company's Common Stock on the American Stock Exchange was $7.125 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================================
                                                               UNDERWRITING
                                           PRICE              DISCOUNTS AND                              PROCEEDS TO SELLING
                                         TO PUBLIC            COMMISSIONS(1)     PROCEEDS TO COMPANY(2)      SHAREHOLDER
------------------------------------------------------------------------------------------------------------------------------
Per Share.........................           $                      $                      $                      $
------------------------------------------------------------------------------------------------------------------------------
Total(3)..........................           $                      $                      $                      $
==============================================================================================================================

     (1) The Company and the Selling Shareholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


     (2) Before deducting expenses of the Offering payable by the Company estimated to be $280,000.


     (3) The Company has granted the several Underwriters a 30-day option to purchase up to an additional 997,500 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholder will be, before
         deducting expenses, $          , $          , $          and
         $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein subject to prior sale, when, as and if delivered to and accepted by the Underwriters subject to their right to reject any order in whole or in part, and subject to certain other conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Rauscher Pierce Refsnes, Inc.,
Dallas, Texas on or about             , 1997.

RAUSCHER PIERCE REFSNES, INC.

                  CIBC OPPENHEIMER

                                   JOHNSON RICE & COMPANY L.L.C.
                                                VAN KASPER & COMPANY
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1997

  [ARTWORK CONSISTS OF A MAP OF TEXAS, OKLAHOMA AND NEW MEXICO INDICATING THE
   COMPANY'S CORE OPERATING AREAS IN THE PERMIAN BASIN PANOMA, WEST TEXAS AND
                              AUSTIN CHALK AREAS.]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, financial statements, and other data appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes the Underwriters' over-allotment option will not be exercised. See "Underwriting." Unless the context otherwise requires, all references herein to "Magnum Hunter" or the "Company" include Magnum Hunter Resources, Inc. and its consolidated subsidiaries. Except as otherwise indicated, "on a pro forma basis" means that the results for the stated period or other information has been adjusted to reflect the consummation of the Transactions (as defined). Certain capitalized terms relating to the oil and gas business are defined in the "Glossary."

                                  THE COMPANY

     Magnum Hunter is an independent energy company engaged in the exploitation and development, acquisition, exploration and operation of oil and gas properties with a geographic focus in Texas, Oklahoma and New Mexico. In December 1995 Magnum Petroleum, Inc. and Hunter Resources, Inc. ("Hunter") combined their oil and gas reserves and other assets (the "Magnum Hunter Combination") and the management of Hunter assumed operating control of the Company. The new management implemented a business strategy that emphasized acquisitions of long-lived Proved Reserves with significant exploitation and development opportunities where the Company generally could control operations of the properties. As part of this strategy, in June 1996 the Company acquired from a subsidiary of Burlington Resources, Inc. ("Burlington") property interests located in the Texas Panhandle and western Oklahoma (the "Panoma Properties") for a net purchase price of $34.7 million. Additionally, in April 1997 the Company acquired from Burlington property interests located in west Texas and southeast New Mexico (the "Permian Basin Properties") for a net purchase price of $133.0 million. The Company presently intends to focus its efforts on its substantial inventory of exploitation and development opportunities, further acquisitions and, to a lesser extent, selected exploratory drilling prospects. The Company has identified over 600 development drilling locations (including both production and injection wells) on its properties, substantially all of which are low-risk in-fill drilling opportunities.

     On a pro forma basis at December 31, 1996, the Company had an interest in 2,581 wells and had estimated Proved Reserves of 314.2 Bcfe with an SEC PV-10 of $408.0 million. As adjusted to use market prices in effect on March 31, 1997, the Proved Reserves were 300.5 Bcfe with an SEC PV-10 of $224.8 million on a pro forma basis at December 31, 1996. Approximately 68% of these reserves were classified as Proved Developed Producing Reserves and 86% were attributable to the Panoma Properties and the Permian Basin Properties. On a pro forma basis at December 31, 1996, the Company's Proved Reserves had an estimated Reserve Life of 14.6 years and were 61% gas. The Company currently serves as operator for approximately 71% of its properties. Additionally, the Company owns over 500 miles of gas gathering systems and a 50% interest in a gas processing plant that is connected to the Company's largest gas gathering system, which was purchased with the Panoma Properties.

     Beginning with the Magnum Hunter Combination in December 1995, the Company has made nine acquisitions for an aggregate net purchase price of $185.4 million. This strategy has added approximately 305.6 Bcfe of reserves (determined as of the respective times of their acquisition) at an average cost of $0.61 per Mcfe, as well as a 427 mile gas gathering system and a 50% interest in a gas processing plant. As a result of its acquisitions, the Company has achieved substantial growth as described below:

     - Proved reserves increased to 314.2 Bcfe on a pro forma basis at year end 1996 (300.5 Bcfe on a pro forma basis at year end 1996 as adjusted for March 31, 1997 market prices) from 36.7 Bcfe at year end 1995;

     - SEC PV-10 increased to $408.0 million on a pro forma basis at year end 1996 ($224.8 million on a pro forma basis at year end 1996 as adjusted for March 31, 1997 market prices) from $37.2 million at year end 1995;

     - Average daily production increased to 50.8 MMcfe in third quarter 1997 from 0.8 MMcfe in fiscal 1995; and

     - EBITDA (as defined) increased to $16.0 million for the nine months ended September 30, 1997 from $(0.5) million in fiscal 1995.

                               BUSINESS STRATEGY

     The Company's objective is to increase its reserves, production, cash flow and earnings utilizing a program of (i) exploitation and development of acquired properties, (ii) strategic acquisitions, and (iii) a selective exploration program.

     The following are key elements of the Company's strategy:

     - Exploitation and Development of Existing Properties. The Company has a substantial inventory of exploitation projects including development drilling, workovers and recompletions. The Company seeks to maximize the value of its properties through development activities including in-fill drilling, waterflooding and other enhanced recovery techniques.

     - Management of Operating Costs. The Company emphasizes strict cost controls in all aspects of its business and seeks to operate its properties wherever possible. By operating approximately 71% of its properties, the Company is generally able to control direct operating and drilling costs as well as to manage the timing of development and exploration activities.

     - Property Acquisitions. Although the Company has an extensive inventory of exploitation and development opportunities, it continues to pursue strategic acquisitions which fit its objectives of having Proved Reserves with development potential and operating control.

     - Expansion of Gas Gathering, Processing and Marketing Operations. The Company has implemented several programs to expand and increase the efficiency of its gas gathering systems. The Company owns over 75% and markets approximately 96% of the gas that moves through its gas gathering systems and, therefore, directly benefits from any cost and productivity improvements. The Company is also considering opportunities to acquire or develop additional gas gathering, processing and marketing capability, including a proposal to acquire a minority interest in a gas marketing company.

     - Exploration. The Company is systematically increasing its exploration efforts, focusing on established geological trends where the Company can employ its geological, geophysical and engineering expertise. The Company is actively generating and evaluating prospects for the application of 3-D seismic and advanced drilling technologies.

                              RECENT ACQUISITIONS

     Permian Basin Acquisition. On April 30, 1997 the Company acquired the Permian Basin Properties from Burlington effective as of January 1, 1997 (the "Permian Basin Acquisition"). The Permian Basin Properties consist of 47 field areas in west Texas and southeast New Mexico. The net purchase price was $133.0 million after adjustments aggregating $10.5 million. The Permian Basin Properties include 1,852 producing oil and gas wells on approximately 113,810 gross acres (82,175 net acres) on which the Company has identified, additional exploitation and development opportunities and expects to have exploration potential. Approximately 66% of the wells acquired are operated by the Company. The estimated Proved Reserves attributable to the Permian Basin Properties as of December 31, 1996 aggregated 191.6 Bcfe with an SEC PV-10 of $243.3 million, including 60.4 Bcfe of Proved Undeveloped Reserves. As adjusted to use market prices in effect on March 31, 1997, the Proved Reserves attributable to the Permian Basin Properties as of December 31, 1996 aggregated 181.6 Bcfe with an SEC PV-10 of $139.6 million, including 60.3 Bcfe of Proved Undeveloped Reserves.

     Panoma Acquisition. In June 1996 the Company purchased the Panoma Properties from Burlington for a net purchase price of $34.7 million (the "Panoma Acquisition"). Assets acquired in the Panoma Acquisition included interests in 520 gas wells in the Texas Panhandle and western Oklahoma and an associated 427 mile gas gathering system. The Company operates the gas gathering system and approximately 90% of the acquired gas wells. The estimated Proved Reserves attributable to the Panoma Properties as of December 31, 1996 aggregated 77.3 Bcfe with an SEC PV-10 of $111.0 million. As adjusted to use market prices in effect on March 31, 1997, the Proved Reserves attributable to the Panoma Properties as of December 31, 1996 aggregated 74.2 Bcfe with an SEC PV-10 of $53.3 million.

     McLean Plant Acquisition. In January 1997 the Company acquired for $2.5 million a 50% ownership interest in the McLean gas processing plant (the "McLean Gas Plant"), which currently processes 100% of the gas produced from the Panoma Properties (the "McLean Plant Acquisition"). This acquisition allows the Company to capture a significant portion of the processing profits on gas produced from the Panoma Properties that would otherwise go to third party processors.

                     DEVELOPMENT AND EXPLORATION ACTIVITIES
  Development

     The Company has a substantial inventory of exploitation projects including development drilling, workovers and recompletions, and cost reduction programs. The Company believes it can enhance the value of selected fields through in-fill drilling and enhanced recovery projects. The Company has budgeted approximately $30.0 million for exploitation and development activities in 1998. Major activities include the following:

          Westbrook. The Westbrook Field covers 45 square miles of the Permian Basin in Mitchell County, Texas and produces from the Clearfork formation at approximately 3,200 feet. The field is an active waterflood developed on 28 acre, 5-spot spacing. The Company has completed a field study confirming the opportunity to increase the well density on its acreage within this field to 10 acre line drive spacing by drilling approximately 250 injection and producing wells. An engineering review has been completed and geological studies are ongoing. Twenty new wells have been staked and are being permitted with the state regulatory commission. One rig will begin drilling in November 1997 and use of a second rig will commence in the first quarter of 1998. The Company has budgeted approximately $11.0 million for development of the Westbrook Field in 1998.


          Panoma. The Company has identified 81 development drilling locations in the Panoma Properties that straddle the Texas Panhandle and western Oklahoma. Seventy of these locations are in the West Panhandle properties, which have been developed on 640 acre spacing compared to 160 acre spacing on other fields located in the area. Of these 70 locations, 31 wells have been drilled to date and an additional 39 wells are expected to be completed by mid-1998, effectively reducing spacing to 320 acres per well. The Company has budgeted approximately $4.0 million for development of the Panoma Properties through 1998.


          Waterfloods. In addition to the Westbrook Field, the Company is actively involved in five waterflood projects in Texas, four of which are operated by the Company. The four Company-operated units have had 13 wells drilled to date, with additional drilling expected during the remainder of 1997 and in 1998. One unit, the Chinquapin Strawn, has started water injection; a second unit, Fargo West, will start in November 1997; and the other two units, Magnum Levelland and Starnes Ranch, are estimated to commence by February 1998. The Company expects response to injection within one year on each unit. The Company has budgeted approximately $7.3 million with respect to the five projects in 1998.

  Exploration


     Magnum Hunter is systematically increasing its exploration efforts, focusing on established geological trends where the Company can employ its geological, geophysical and engineering expertise. The Company has budgeted approximately $6.0 million for exploration activities in 1998, including geological and geophysical expenses. Two exploratory wells have been drilled in 1997 to date. One of these is located on a 7,500-acre lease block in Roger Mills County, Oklahoma and was completed as a gas well flowing approximately 500 Mcfe per day. Drilling of a confirmation well is scheduled to commence in November 1997 at a location approximately two miles west of the initial discovery. A second exploratory well located on a 3,000 acre lease block in Fayette County, Texas has encountered oil shows and is awaiting a completion rig to test one of the objective horizons. The Company owns 25% and 20% working interests, respectively, in these two prospects.


     The Company expects to commence drilling additional exploratory wells before year-end 1997 on prospects in Oklahoma and Texas. An exploratory well will commence before year-end 1997 on the Mossy Grove prospect in Walker County, Texas. The Company owns a 25% working interest in the proposed test well which is located on a 30,000 acre lease block. The primary objective is the Glen Rose formation at approximately 11,800 feet. Magnum Hunter also owns a 50% working interest in 2,500 acres on four recently generated prospects in Ellis County, Oklahoma. The Company expects to commence the first exploratory well in late 1997, with the Atoka formation as the primary objective. In Victoria County, Texas the Company has purchased 1,000 mineral acres overlaying a shallow Frio structure. Magnum Hunter owns a 100% interest in this prospect and plans to commence an exploratory test well in late 1997 or early 1998. The Company is actively generating and evaluating prospects for the application of 3-D seismic and advanced drilling technologies.

                             ---------------------

     The Company maintains its corporate headquarters at 600 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039 and its telephone number is (972) 401-0752.

                                THE OFFERING (1)

Common Stock offered by the
Company.............................      6,500,000 shares.

Common Stock offered by the Selling
  Shareholder.......................        150,000 shares.

          Total.....................      6,650,000 shares.


Common Stock outstanding after the
  Offering (2)......................     21,079,598 shares.



Use of Proceeds.....................     To repay outstanding indebtedness under
                                         the Credit Facility. In the event the
                                         net proceeds from the Offering exceed
                                         the outstanding indebtedness under the
                                         Credit Facility, the Company will
                                         invest any remaining proceeds in
                                         short-term, interest-bearing,
                                         investment grade securities pending
                                         their application as discussed below.
                                         The Company intends to reborrow amounts
                                         under the Credit Facility to fund some
                                         or all of the following: (i) the
                                         exploitation and development, potential
                                         acquisition, and exploration of oil and
                                         gas properties; (ii) the potential
                                         expansion of the Company's gas
                                         gathering, processing and marketing
                                         activities, including acquisitions; and
                                         (iii) other general corporate purposes.
                                         The Company will not receive any
                                         proceeds from the sale of shares of
                                         Common Stock by the Selling
                                         Shareholder. See "Use of Proceeds."


American Stock Exchange Symbol......     MHR.
---------------

(1) Does not include 997,500 shares of Common Stock subject to the Underwriters' over-allotment option.


(2) Calculated as of September 30, 1997 and excludes (i) 243,500 shares of Common Stock issuable upon exercise of various outstanding warrants; (ii) 1,168,589 shares of Common Stock issuable upon exercise of options granted under the Company's stock option plan; (iii) 1,702,127 shares of Common Stock issuable upon conversion of the TCW Preferred Stock (as defined); and
    (iv) 145,000 shares of Common Stock issuable upon exercise of options granted to certain of the Company's employees. Includes an aggregate of 846,256 shares of Common Stock issued upon the exercise of the Company's public warrants, which were called for redemption on November 14, 1997. See "Capitalization" and "Description of Capital Stock."


                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Common Stock.

                             ---------------------

     As used herein, the term "Transactions" shall refer to (i) the Company's offering (the "Debt Offering") of $140.0 million aggregate principal amount of its 10% Senior Notes due 2007 (the "Notes") and the application of the net proceeds thereof; (ii) the Permian Basin Acquisition (including the incurrence of indebtedness under the Company's revolving line of credit (the "Credit Facility") and the Company's previously existing term loan facility and the use of proceeds therefrom); (iii) the Panoma Acquisition; (iv) the McLean Plant Acquisition; (v) the issuance of the TCW Preferred Stock; and (vi) the conversion or redemption of the Company's Series B and Series C Preferred Stock into Common Stock, each as more fully described in the Unaudited Pro Forma Combined Financial Data and the notes thereto.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth summary historical consolidated financial data of the Company as of and for the two years ended December 31, 1996, for the nine months ended September 30, 1996 and 1997 and as of September 30, 1997, which have been derived from the Company's consolidated financial statements, and unaudited summary pro forma data for the nine months ended September 30, 1997. The historical financial data of the Company for the nine months ended September 30, 1996 and 1997 and as of September 30, 1997 have been derived from the Company's unaudited interim consolidated financial statements. The pro forma income statement and other data for the nine months ended September 30, 1997 give pro forma effect to the Transactions as if the Transactions had occurred on January 1, 1997. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had the transactions in fact occurred on the assumed date and are not necessarily indicative of future operating results or financial position. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," the Consolidated Financial Statements and the notes thereto and the Unaudited Pro Forma Combined Financial Data and the notes thereto included elsewhere in this Prospectus.

                                               YEAR ENDED        NINE MONTHS ENDED SEPTEMBER 30,
                                              DECEMBER 31,      ---------------------------------
                                           ------------------                          PRO FORMA
                                            1995       1996       1996       1997         1997
                                           -------   --------   --------   ---------   ----------
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas............................  $   617   $ 10,248   $  6,357   $  22,793    $ 35,420
  Gas gathering, marketing and
     processing..........................       --      5,768      3,143       7,721       7,721
  Oil field services and international
     sales...............................       32        396        385       3,792       3,792
                                           -------   --------   --------   ---------    --------
          Total operating revenues.......      649     16,412      9,885      34,306      46,933
Operating costs and expenses:
  Oil and gas production.................      268      4,390      2,305       8,521      11,560
  Gas gathering, marketing and
     processing..........................       --      4,708      2,629       5,803       5,803
  Oil field services and international
     sales...............................       26        267        521       3,482       3,482
  Depreciation and depletion.............      421      2,951      1,888       8,607      12,236
  General and administrative.............      977      1,225        670       1,128       1,178
                                           -------   --------   --------   ---------    --------
          Total operating costs and
            expenses.....................    1,692     13,541      8,013      27,541      34,259
                                           -------   --------   --------   ---------    --------
Operating profit (loss)..................   (1,043)     2,871      1,872       6,765      12,674
  Other income...........................       77        344        214         608         608
  Interest expense.......................       (2)    (2,394)    (1,550)     (9,298)    (13,798)
  Benefit (provision) for deferred income
     taxes...............................       --       (312)      (204)        731         203
  Minority interest in subsidiary
     earnings............................       --         --         --         (40)        (40)
                                           -------   --------   --------   ---------    --------
          Net income (loss) before
            extraordinary loss...........     (968)       509        332      (1,234)       (353)
Extraordinary loss from early
  extinguishment of debt.................       --         --         --      (1,384)         --
                                           -------   --------   --------   ---------    --------
Net income (loss)........................     (968)       509        332      (2,618)       (353)
Dividends applicable to preferred
  shares.................................     (617)      (406)      (382)       (657)       (657)
                                           -------   --------   --------   ---------    --------
Income (loss) applicable to common
  shares.................................  $(1,585)  $    103   $    (50)  $  (3,275)   $ (1,010)
                                           =======   ========   ========   =========    ========
Income (loss) per common share before
  extraordinary loss.....................  $ (0.28)  $   0.01   $   0.00   $   (0.14)   $  (0.07)
Extraordinary loss per common share......       --         --         --       (0.10)         --
                                           -------   --------   --------   ---------    --------
Income (loss) per common share...........  $ (0.28)  $   0.01   $  (0.00)  $   (0.24)   $  (0.07)
                                           =======   ========   ========   =========    ========
Common shares used in per share
  calculation............................    5,607     12,486     12,084      13,659      13,659
OTHER FINANCIAL DATA:
EBITDA(1)................................  $  (545)  $  6,166   $  3,974   $  15,980    $ 25,518
Capital expenditures(2)..................    1,244     41,471     38,787     148,429     148,429
CASH FLOWS:
Net cash (used by) provided by operating
  activities.............................  $  (849)  $  3,028   $  1,864   $   5,897
Net cash used by investing activities....   (2,007)   (41,738)   (38,599)   (147,959)
Net cash provided by financing
  activities.............................    2,755     38,853     36,870     143,456

                                                                  SEPTEMBER 30, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(3)
                                                              --------    --------------
BALANCE SHEET DATA:
Working capital.............................................  $  1,927
Property, plant and equipment, net..........................   213,000
Total assets................................................   240,158
Total debt(4)...............................................   190,748
Stockholders' equity........................................    31,904

---------------

(1) EBITDA is defined as net income (loss) before income taxes and minority interest, plus the sum of depletion and depreciation and interest expense. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. The Company has included information concerning EBITDA because EBITDA is a measure used by certain investors in determining the Company's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles or as an indicator of the Company's operating performance or liquidity.

(2) Capital expenditures include cash expended for acquisitions plus normal additions to oil and gas properties and other fixed assets.


(3) Adjusted to reflect (i) the sale by the Company of 6,500,000 shares in the Offering and the application of the net proceeds therefrom and (ii) the issuance of 846,256 shares of Common Stock to holders of Warrants (which were called for redemption on November 14, 1997). See "Use of Proceeds" and "Capitalization."


(4) Consists of long-term debt, including $140.0 million of Notes and $48.0 million of bank debt, and $2.7 million of other notes payable, and excludes production payment liabilities of $790,000.

       SUMMARY HISTORICAL AND PRO FORMA OPERATING, RESERVE AND WELL DATA

     The following table sets forth certain summary information with respect to the Company's operations for the periods indicated and summary information with respect to the Company's estimated proved oil and gas reserves. The pro forma operating data for the nine months ended September 30, 1997 give effect to the Transactions as if they had occurred on January 1, 1997, and the pro forma reserve and well data at December 31, 1996 give effect to the Transactions as if they had occurred on December 31, 1996. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and the notes thereto, the Unaudited Pro Forma Combined Financial Data and the notes thereto and "Business and Properties" included elsewhere in this Prospectus.


                                                                           NINE MONTHS
                                                 YEAR ENDED            ENDED SEPTEMBER 30,
                                                DECEMBER 31,      -----------------------------
                                              ----------------                        PRO FORMA
                                               1995      1996      1996      1997       1997
                                              ------    ------    ------    ------    ---------
OPERATING DATA:
Production:
  Oil (MBbl)................................      30       191       140       490        763
  Gas (MMcf)................................     102     2,675     1,632     6,451      9,095
  Natural Gas Equivalents (MMcfe)...........     282     3,821     2,472     9,391     13,672
Average sales price:
  Oil (per Bbl).............................  $15.60    $20.46    $19.92    $17.79     $18.68
  Gas (per Mcf).............................    1.46      2.37      2.23      2.18       2.33
  Natural Gas Equivalents (per Mcfe)........    2.19      2.68      2.57      2.43       2.59
Average oil and gas production expense (per
  Mcfe)(1)..................................  $ 0.95    $ 1.15    $ 1.14    $ 0.91     $ 0.85


                                                                   DECEMBER 31,
                                               -----------------------------------------------------
                                                                              PRO FORMA 1996
                                                                      ------------------------------
                                                                      DEC. 31, 1996    MAR. 31, 1997
                                                1995        1996         PRICES          PRICES(2)
                                               -------    --------    -------------    -------------
RESERVE AND WELL DATA(3):
Proved Reserves:
  Oil (MBbl).................................    3,768       5,338        20,629           19,851
  Gas (MMcf).................................   14,072      90,566       190,442          181,363
  Natural Gas Equivalents (MMcfe)............   36,678     122,596       314,218          300,470
Percent Proved
  Developed Reserves.........................      51%         68%           68%              67%
Percent gas reserves.........................      38%         74%           61%              60%
Reserve Life (years).........................     16.2        16.6          14.6             14.0
Estimated future net cash flows before tax
  (thousands)................................  $45,940    $353,542      $822,385         $447,932
SEC PV-10 (thousands)........................  $37,209    $164,766      $408,049         $224,831
Producing wells:
  Gross......................................      462         729         2,581            2,581
  Net........................................      130         569         1,436            1,436
  Average Working Interest...................      28%         78%           56%              56%
Operated wells (4)...........................      130         609         1,833            1,833

---------------
(1) Includes lease operating expenses and production and ad valorem taxes, if applicable. For the year ended December 31, 1996 and the nine months ended September 30, 1997, includes internal transfer price expenses for gas gathering and overhead costs of $0.23 per Mcfe and $0.16 per Mcfe, respectively.
(2) Proved Reserves, future net cash flows before tax and SEC PV-10 have been estimated as of December 31, 1996 using March 31, 1997 market prices of $20.41 per Bbl of oil and $2.30 per Mcf of gas (with appropriate adjustments for Btu content) and have not been adjusted for production for the three-month period ended March 31, 1997.
(3) For limitations on the accuracy and reliability of reserves and future net cash flow estimates, see "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Cash Flows." For reserve pricing information, see "Business and Properties -- Oil and Gas Reserves."
(4) Includes wells operated for third parties.

                                  RISK FACTORS

     DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters and certain other factors noted throughout this Prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

     Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the following risk factors:

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT


     The Company is highly leveraged, with outstanding long-term indebtedness of approximately $188.0 million and stockholders' equity of $31.9 million as of September 30, 1997. The Company's level of indebtedness has several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations is dedicated to the payment of interest on its indebtedness and is not available for other purposes; (ii) the covenants contained in the Credit Facility require the Company to meet certain financial tests and limit the Company's ability to borrow additional funds or to acquire or dispose of assets; and (iii) the Company's ability to obtain additional financing in the future may be impaired. Additionally, the senior (as opposed to subordinated) status of the Notes, the Company's high debt to equity ratio, and the pledge of substantially all of the Company's assets as collateral for the Credit Facility will for the foreseeable future make it difficult for the Company to obtain financing on an unsecured basis or to obtain secured financing other than certain "purchase money" indebtedness collateralized by the acquired assets.


     Although the Company reported an operating profit for fiscal 1996, at December 31, 1996 the Company had an accumulated deficit of $5.1 million due to operating losses incurred in prior years. The Company's ability to meet its financial covenants and to make scheduled payments of principal and interest to repay its indebtedness is dependent upon its operating results and its ability to obtain financing. However, there can be no assurance that the Company's business will generate sufficient cash flow from operations or that future bank credit will be available in an amount sufficient to enable the Company to service its indebtedness or make necessary capital expenditures. In such event, the Company would be required to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such financing will be available on terms acceptable to the Company. Should sufficient capital not be available, the Company may not be able to continue to implement its business strategy.


     The Credit Facility limits the Company's borrowings to amounts determined by the lenders, in their sole discretion, based upon a variety of factors including the amount of indebtedness which can be adequately supported by the value of oil and gas reserves and assets, contracts and throughput attributable to the gas gathering systems and processing plant, and assets owned by the Company (the "Borrowing Base"). The Credit Facility was amended effective September 30, 1997 to increase the maximum commitment from $75.0 million to $125.0 million, increase the Borrowing Base by $5.0 million to $65.0 million and modify the Consolidated EBITDA to Interest Expense ratio (as defined in the Credit Facility). With these adjustments, as of November 14, 1997, the Company had $20.0 million of borrowing availability under the Borrowing Base. After application of the net proceeds from the Offering, the Company will have
approximately $          available for reborrowing under the Credit Facility. If
oil or gas prices decline below their current levels, the availability of funds under the Credit Facility could be materially adversely affected.


     The Credit Facility also requires the Company to satisfy certain financial ratios in the future. One covenant requires the Company to maintain a ratio of the Company's funded indebtedness divided by the sum of funded indebtedness plus equity (the "Debt to Capitalization Ratio") of not more than 0.86 until March 31, 1998, not more than 0.75 from April 1, 1998 until September 30, 1998, and not more than 0.70 thereafter. At September 30, 1997, the Company had a Debt to Capitalization Ratio of 0.86. At September 30, 1997, as adjusted for this Offering and the exercise of Warrants for 846,256 shares of Common Stock in connection with their call for redemption on November 14, 1997, the Company would have a Debt to
Capitalization Ratio of          . Another covenant requires the Company to
maintain a ratio of Consolidated EBITDA to Interest Expense of not less than
1.80 to 1 through March 31, 1998, not less than 2.00 to 1 from April 1, 1998 through June 30, 1998, not less than 2.25 to 1 from July 1, 1998 through September 30, 1998, and not less than 2.50 to 1 thereafter. The Company had a ratio of Consolidated EBITDA to Interest Expense of 1.80 to 1 as of September 30, 1997. The failure to satisfy these covenants or any of the other covenants in the Credit Facility would constitute an event of default thereunder and, subject to certain grace periods, may permit the lenders to accelerate the indebtedness then outstanding under the Credit Facility and demand immediate repayment thereof. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." and "Description of Indebtedness -- Description of Credit Facility."


VOLATILITY OF OIL AND GAS PRICES

     The Company's revenues, profitability and the carrying value of its oil and gas properties are substantially dependent upon prevailing prices of, and demand for, oil and gas and the costs of acquiring, finding, developing and producing reserves. The Company's ability to maintain or increase its borrowing capacity, to repay current or future indebtedness, and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to: (i) relatively minor changes in the supply of, and demand for, oil and gas; (ii) market uncertainty; and (iii) a variety of additional factors, all of which are beyond the Company's control. These factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. The Company's production is predominantly weighted toward gas, making earnings and cash flow more sensitive to gas price fluctuations. For 1996, the Company has estimated that a $0.10 per Mcf change in gas prices would have resulted in a $250,000 difference in EBITDA, and a $1.00 per Bbl change in oil prices would have resulted in a $182,000 difference in EBITDA. On a pro forma basis for the Permian Basin Acquisition for 1996, the Company has estimated that a $0.10 per Mcf change in gas prices would have resulted in a $1.3 million difference in EBITDA, and a $1.00 per Bbl change in oil prices would have resulted in a $1.1 million difference in EBITDA. Furthermore, the marketability of the Company's production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and gas prices could affect the Company's ability to market its production through such systems, pipelines or facilities. Substantially all of the Company's gas production is currently sold to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or under long-term contracts based on current spot market prices. The Company normally sells its oil under month-to-month contracts with a variety of purchasers. Accordingly, the Company's oil and gas sales expose it to the commodities risks associated with changes in market prices. See "Business and Properties -- Marketing of Production."

     Under full cost accounting, the Company would be required to take a non-cash charge against earnings to the extent capitalized costs of acquisition, exploration and development (net of depletion and depreciation), less deferred income taxes, exceed the SEC PV-10 of its Proved Reserves and the lower of cost or fair value of unproved properties after income tax effects. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Background."

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET CASH FLOWS

     This Prospectus contains estimates of the Company's oil and gas reserves and the future net cash flows from those reserves, which have been prepared or audited by certain independent petroleum consultants. There are numerous uncertainties inherent in estimating quantities of Proved Reserves of oil and gas and in projecting future rates of production and the timing of development expenditures, including many factors beyond the Company's control. The estimates in this Prospectus are based on various assumptions, including, for example, constant oil and gas prices, operating expenses, capital expenditures and the availability of funds, and, therefore, are inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. Additionally, the Company's reserves may be subject to downward or upward revision based upon actual production performance, results of future development and exploration, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. See "Business and Properties -- Oil and Gas Reserves."

     The SEC PV-10 of Proved Reserves referred to in this Prospectus should not be construed as the current market value of the estimated Proved Reserves of oil and gas attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), the estimated discounted future net cash flows from Proved Reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by (i) the timing of both production and related expenses;
(ii) changes in consumption levels; and (iii) governmental regulations or taxation. In addition, the calculation of the present value of the future net cash flows using a 10% discount as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general. Furthermore, the Company's reserves may be subject to downward or upward revision based upon actual production, results of future development, supply and demand for oil and gas, prevailing oil and gas prices and other factors. See "Business and Properties -- Oil and Gas Reserves."

FINDING AND ACQUIRING ADDITIONAL RESERVES; DEPLETION

     The Company's future success depends upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent the Company conducts successful exploration or development activities or acquires properties containing Proved Reserves, the Proved Reserves of the Company will generally decline as they are produced. The decline rate varies depending upon reservoir characteristics and other factors. The Company's future oil and gas reserves and production, and, therefore, cash flow and income, are highly dependent upon the Company's level of success in exploiting its current reserves and acquiring or finding additional reserves. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at economic returns to replace its current and future production.

ACQUISITION RISKS

     The Company has grown primarily through acquisitions and intends to continue acquiring oil and gas properties. Although the Company performs a review of the properties proposed to be acquired, such reviews are subject to uncertainties. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems; nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures, are not necessarily observable even when an inspection is undertaken.

     The Company has recently begun to focus its acquisition efforts on larger packages of oil and gas properties, such as the properties involved in the Panoma and Permian Basin Acquisitions. The acquisition of larger oil and gas properties may involve substantially higher costs and may pose additional issues regarding operations and management. There can be no assurance that oil and gas properties acquired by the Company will be successfully integrated into the Company's operations or will achieve desired profitability objectives. See "Business and Properties -- Recent Acquisitions."

EXPLORATION AND DEVELOPMENT RISKS; WATERFLOOD PROJECTS

     The Company intends to increase its development and exploration activities. Exploration drilling and, to a lesser extent, development drilling of oil and gas reserves involve a high degree of risk that no commercial production will be obtained and/or that production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs. See "Business and Properties -- Development and Exploration Activities."

     There are certain risks associated with secondary recovery operations, especially the use of waterflooding techniques, and drilling activities in general. Part of the Company's inventory of development prospects consists of waterflood projects. With respect to the Permian Basin Properties, the Company has identified significant potential expenditures related to further developing an existing waterflood. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of secondary reserves that can be recovered. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production that may result. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs, as well as during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the porosity of the formation, the technique used and the location of injector wells. See "Business and Properties -- Development and Exploration Activities."

OPERATING HAZARDS AND UNINSURED RISKS; PRODUCTION CURTAILMENTS

     The Company's oil and gas business involves a variety of operating risks, including, but not limited to, unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties and substantial losses. Although the Company carries insurance at levels which it believes are reasonable, it is not fully insured against all risks. The Company does not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and operations of the Company.

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest have been subject to production curtailments. The curtailments range from production being partially restricted to wells being completely shut-in. The duration of curtailments varies from a few days to several months. In most cases the Company is provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is not currently experiencing any material curtailment on its production.

HEDGING RISKS

     As of September 30, 1997 the Company had hedged approximately (i) 43% of its gas production through March 1998 and (ii) 33% of its oil production through December 1998. These hedges have in the past involved fixed price arrangements and other price arrangements at a variety of prices, floors and caps. The Company has in the past and may in the future enter into oil and gas futures contracts, options and swaps. The Company's hedging activities, while intended to reduce the Company's sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which the Company or the counterparties to its futures contracts could fail to purchase the contracted quantities of oil or gas. Additionally, the fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Hedging Activity" and Note 14 to the Company's Consolidated Financial Statements.

LAWS AND REGULATIONS

     The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties, and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas.

     Operations of the Company are also subject to numerous environmental laws, including but not limited to, those governing management of waste, protection of water, air quality, the discharge of materials into the environment, and preservation of natural resources. Non-compliance with environmental laws and the discharge of oil, gas, or other materials into the air, soil or water may give rise to liabilities to the government and third parties, including civil and criminal penalties, and may require the Company to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose retroactive, strict, and joint and several liability rendering entities liable for environmental damage without regard to negligence or fault. From time to time the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with such properties. There can be no assurance that new laws or regulations, or modifications of or new interpretations of existing laws and regulations, will not increase substantially the cost of compliance or otherwise adversely affect the Company's oil and gas operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by or from the Company. While the Company does not anticipate incurring material costs in connection with environmental compliance and remediation, it cannot guarantee that material costs will not be incurred. See "Business and Properties -- Regulation."

COMPETITION

     The Company encounters substantial competition in acquiring properties, marketing oil and gas, securing trained personnel and operating its properties. Many competitors have financial and other resources that substantially exceed those of the Company. The Company's competitors in acquisitions, development, exploration and production include major oil companies, numerous independents, individual proprietors and others. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company will permit. See "Business and Properties -- Competition."

DEPENDENCE UPON KEY PERSONNEL

     The Company is substantially dependent upon three key individuals within its management, Gary C. Evans, Matthew C. Lutz and Richard R. Frazier, all of whom were executives of Hunter prior to the Magnum Hunter Combination. The loss of the services of any one of these individuals could have a material adverse impact upon the Company. See "Management."

SHARES ELIGIBLE FOR FUTURE SALE; ABSENCE OF DIVIDENDS


     The Company is authorized to issue up to 50,000,000 shares of Common Stock. As of September 30, 1997, 13,733,342 shares were issued and outstanding, and 4,113,392 shares were reserved for issuance upon the conversion of shares of the TCW Preferred Stock and upon the exercise of all outstanding warrants and options. See "Description of Capital Stock." The issuance of additional shares of Common Stock pursuant to such conversion rights and outstanding warrants and options would reduce the proportionate ownership and voting rights of the Common Stock then outstanding. The Company's existing management and their affiliates own 2,265,675 shares of Common Stock that may in the future be sold in compliance with Rule 144 adopted under the Securities Act. In addition, the Credit Facility contains a Debt to Capitalization Ratio covenant requiring the Company to reduce such ratio from approximately 0.86 to 0.75 by June 30, 1998 and 0.70 by

December 31, 1998. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing and future market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities in the future.



     The Company called for redemption on November 14, 1997 its publicly held warrants (the "Warrants"), each of which was exercisable for three shares of Common Stock at an exercise price of $5.50 per share and redeemable at $0.02 per share. As a result, Warrants were exercised for an aggregate of 846,256 shares of Common Stock and the remaining Warrants covering 7,920 shares of Common Stock were redeemed. See "Description of Capital Stock--Warrants."


     The Company and its executive officers and directors, holding approximately 2,265,675 shares of Common Stock after the Offering, have agreed that they will not, without the prior written consent of Rauscher Pierce Refsnes, Inc., for a period of 90 days after the date of this Offering, directly or indirectly, offer to sell, sell, pledge, contract to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any shares of Common Stock, or any right or option to acquire any such shares or securities, except, in the case of the Company, for transactions related to the Company's existing option plans and other employee benefit plans or related to outstanding stock options and warrants disclosed in this Prospectus. See "Underwriting."

     The Company has not previously paid any cash dividends on the Common Stock and does not anticipate paying dividends on the Common Stock in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business. In addition, the Company is not permitted to pay any dividends on the Common Stock unless and until all dividend rights on outstanding Preferred Stock have been satisfied. The Credit Facility and the Indenture governing the Notes also restrict the payment of cash dividends. See "Price Range of Common Stock and Dividend Policy" and "Description of Indebtedness."

PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS

     The Common Stock is subordinate to all outstanding classes of Preferred Stock of the Company in the payment of dividends and other distributions made with respect to the stock, including distributions upon liquidation or dissolution of the Company. The Board of Directors of the Company is authorized to issue up to 10,000,000 shares of Preferred Stock without first obtaining shareholder approval except in limited circumstances. The Company has previously issued several series of Preferred Stock, although only the Series A Preferred Stock and the TCW Preferred Stock are currently outstanding. The holders of the TCW Preferred Stock currently have the right to appoint one additional member to the Board of Directors and upon certain circumstances, up to 75% of the Board. See "Description of Capital Stock--Preferred Stock." The designation and issuance of other series of Preferred Stock will create additional securities that will have dividend and liquidation preferences over the Common Stock or, in the case of convertible preferred stock, may have the effect of diluting the current shareholders' interest in the Company upon conversion.

     The Company's Articles of Incorporation and Bylaws include certain provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" Preferred Stock and the availability of authorized but unissued Common Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances the issuance of Preferred Stock could depress the market price of the Common Stock. In addition, a change of control would entitle the holders of the Notes to put the Notes to the Company under the Indenture and the lenders to accelerate payment of outstanding indebtedness under the Credit Facility, both of which events could have the effect of discouraging a takeover of the Company by making such an attempt potentially more expensive. See "Description of Capital Stock" and "Description of Indebtedness."

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering will be approximately
$     million ($          million assuming exercise of the Underwriters'
over-allotment option) after deducting underwriting discounts and estimated expenses of the Offering payable by the Company. Such net proceeds will be utilized to repay outstanding indebtedness under the Credit Facility. In the event the net proceeds from the Offering exceed the outstanding indebtedness under the Credit Facility, the Company will invest any remaining proceeds in short-term, interest-bearing, investment grade securities pending their application as discussed below. The Company intends to reborrow amounts under the Credit Facility to fund some or all of the following: (i) the exploitation and development, potential acquisition and exploration of oil and gas properties; (ii) the potential expansion of the Company's gas gathering, processing and marketing activities, including acquisitions; and (iii) other general corporate purposes.



     The Company's current capital expenditures budget of approximately $36.0 million for 1998 includes $30.0 million for exploitation and development activities and $6.0 million for exploration activities, including geological and geophysical expenses. Actual expenditures by the Company are discretionary and will depend upon future events that cannot be predicted, including the actual results and costs of future exploration and development drilling and other activities, the availability and cost of oil and gas properties meeting the Company's acquisition criteria and other matters beyond the control of the Company. The Company is continually evaluating and pursuing potential property acquisitions. The Company has no commitments, contracts, understandings or arrangements at the present time with respect to any material acquisition other than a non-binding letter of intent regarding a potential acquisition of a minority interest in a gas marketing company. See "Business and Properties -- Marketing of Production."



     The indebtedness of the Company, a portion of which is to be repaid with the net proceeds of the Offering, was incurred, along with indebtedness under the Company's previously existing term loan facility, to fund the Permian Basin Acquisition, to repay the outstanding indebtedness under the Company's previous credit facility (which included amounts borrowed to fund the McLean Plant Acquisition) and to pay the costs associated with the Permian Basin Acquisition and the related financings. At November 14, 1997, $45.0 million was outstanding under the Credit Facility at an interest rate of 7.44% per annum. All indebtedness under the Credit Facility is currently bearing interest at the LIBOR-based, rather than the prime rate, interest rate option. Amounts outstanding under the Credit Facility mature on April 30, 2002 with no required principal payments until maturity, provided the then outstanding principal balance does not exceed the future borrowing base determinations established from time to time by the banks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Indebtedness."


     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock has been listed on the American Stock Exchange since March 8, 1996. The trading symbol for the Company's Common Stock was changed from "MPM" to "MHR" on March 18, 1997 to reflect the Company's name change from Magnum Petroleum, Inc. to Magnum Hunter Resources, Inc. Prior to March 8, 1996, the Common Stock was listed on the American Stock Exchange Emerging Company Marketplace. At November 3, 1997, 13,911,243 shares were held by 3,657 shareholders of record. The following table sets forth the range of high and low quarterly closing sales prices of the Common Stock for the periods indicated.


                                                                              AVERAGE DAILY
                                                                              TRADING VOLUME
                                                              HIGH     LOW       (SHARES)
                                                              -----   -----   --------------
1994
  First Quarter.............................................  $3.38   $2.44          878
  Second Quarter............................................   4.38    2.19        2,694
  Third Quarter.............................................   3.63    2.88        4,277
  Fourth Quarter............................................   4.81    3.25       15,754

1995
  First Quarter.............................................  $5.00   $4.00       29,283
  Second Quarter............................................   4.69    3.44       10,406
  Third Quarter.............................................   4.69    3.38       19,195
  Fourth Quarter............................................   4.13    2.88       15,768

1996
  First Quarter.............................................  $3.63   $2.75       19,737
  Second Quarter............................................   4.75    3.06       47,360
  Third Quarter.............................................   4.75    3.56       23,781
  Fourth Quarter............................................   5.06    4.25       45,658

1997
  First Quarter.............................................  $6.63   $4.19       96,554
  Second Quarter............................................   6.31    5.00       41,845
  Third Quarter.............................................   6.44    5.00       55,194
  Fourth Quarter (through November 14, 1997)................   7.94    6.38      204,971



     On November 14, 1997, the closing sale price of the Common Stock on the American Stock Exchange was $7.125 per share.


     The Company has not previously paid any cash dividends on Common Stock and does not anticipate paying dividends on Common Stock in the foreseeable future. Other than dividends required to be paid on the Company's Preferred Stock, it is the present intention of management to utilize all available funds for the development of the Company's business. The Company may not pay any dividends on Common Stock unless and until all dividend rights on outstanding Preferred Stock have been satisfied. In addition, both the Indenture governing the Notes and the Credit Facility restrict the payment of cash dividends. See "Description of Capital Stock," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Indebtedness."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at September 30, 1997 (i) on an actual basis and (ii) as adjusted to give effect to
(a) the sale of the 6,500,000 shares of Common Stock offered by the Company in the Offering and the application of the estimated net proceeds therefrom and (b) the issuance of 846,256 shares of Common Stock to holders of Warrants (which were called for redemption on November 14, 1997). See "Use of Proceeds" and "Description of Capital Stock." This table should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.



                                                                SEPTEMBER 30, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Long term debt, including current maturities:
  Credit Facility(1)........................................  $ 48,000    $
  10% Senior Notes due 2007(1)..............................   140,000     140,000
  Other.....................................................        49          49
                                                              --------    --------
          Total long-term debt..............................   188,049
                                                              --------    --------
Production payment liability................................       790         790
Stockholders' equity:
  Preferred Stock, $.001 par value, 10,000,000 shares
     authorized: 80,000 shares issued and outstanding of
     Series A Preferred Stock (no liquidation preference)
     and 1,000,000 shares issued and outstanding of TCW
     Preferred Stock ($10 liquidation preference per
     share)(2)..............................................         1           1
  Common Stock, $.002 par value, 50,000,000 shares
     authorized: 14,271,975 shares issued and 21,618,231
     shares issued (as adjusted)............................        29          43
  Additional paid-in capital................................    40,291
  Accumulated deficit.......................................    (8,416)     (8,682)
  Unrealized gain on investments............................        --          --
  Less treasury stock (538,633 shares of Common Stock)......        (1)         (1)
                                                              --------    --------
     Total stockholders' equity.............................    31,904
                                                              --------    --------
     Total capitalization...................................  $220,743    $
                                                              ========    ========


---------------

(1) For a discussion of the Credit Facility and the Notes, see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity and Capital Resources" and "Description of Indebtedness."

(2) TCW Preferred Stock refers to the 1996 Series A Convertible Preferred Stock issued to TCW. See "Description of Capital Stock -- Preferred Stock -- TCW Preferred Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following historical selected consolidated financial data of the Company are derived from, and qualified by reference to, the Company's Consolidated Financial Statements and the notes thereto. The income statement data for the nine months ended September 30, 1997 are not necessarily indicative of results for a full year. The historical selected financial data for the two years ended December 31, 1996 were derived from the Company's audited consolidated financial statements. The selected financial data for the nine months ended September 30, 1996 and 1997 have been derived from the Company's unaudited interim consolidated financial statements and include, in the opinion of the Company's management, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the data for such periods. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                       YEAR ENDED          NINE MONTHS ENDED
                                                      DECEMBER 31,           SEPTEMBER 30,
                                                   ------------------    ---------------------
                                                    1995       1996        1996        1997
                                                   -------    -------    --------    ---------
INCOME STATEMENT DATA:
Operating revenues:
  Oil and gas....................................  $   617    $10,248    $  6,357    $  22,793
  Gas gathering, marketing and processing........       --      5,768       3,143        7,721
  Oil field services and international sales.....       32        396         385        3,792
                                                   -------    -------    --------    ---------
          Total operating revenues...............      649     16,412       9,885       34,306
                                                   -------    -------    --------    ---------
Operating costs and expenses:
  Oil and gas production.........................      268      4,390       2,305        8,521
  Gas gathering, marketing and processing........       --      4,708       2,629        5,803
  Oil field services and international sales.....       26        267         521        3,482
  Depreciation and depletion.....................      421      2,951       1,888        8,607
  General and administrative.....................      977      1,225         670        1,128
                                                   -------    -------    --------    ---------
          Total operating costs and expenses.....    1,692     13,541       8,013       27,541
                                                   -------    -------    --------    ---------
Operating profit (loss)..........................   (1,043)     2,871       1,872        6,765
  Other income...................................       77        344         214          608
  Interest expense...............................       (2)    (2,394)     (1,550)      (9,298)
                                                   -------    -------    --------    ---------
Income (loss) before income tax and minority
  interest.......................................     (968)       821         536       (1,925)
  Benefit (provision) for deferred income
     taxes.......................................       --       (312)       (204)         731
                                                   -------    -------    --------    ---------
Income (loss) before minority interest...........     (968)       509         332       (1,194)
Minority interest in subsidiary earnings.........       --         --          --          (40)
                                                   -------    -------    --------    ---------
Income (loss) before extraordinary loss..........     (968)       509         332       (1,234)
Extraordinary loss from early extinguishment of
  debt...........................................       --         --          --       (1,384)
                                                   -------    -------    --------    ---------
          Net income (loss)......................     (968)       509         332       (2,618)
          Dividends applicable to preferred
            shares...............................     (617)      (406)       (382)        (657)
                                                   -------    -------    --------    ---------
Income (loss) applicable to common shares........  $(1,585)   $   103    $    (50)   $  (3,275)
                                                   =======    =======    ========    =========
Income (loss) per common share before
  extraordinary loss.............................  $ (0.28)   $  0.01    $   0.00    $   (0.14)
Extraordinary loss per common share..............       --         --          --        (0.10)
                                                   -------    -------    --------    ---------
Income (loss) per common share...................  $ (0.28)   $  0.01    $  (0.00)   $   (0.24)
                                                   =======    =======    ========    =========
Common shares used in per share calculation......    5,607     12,486      12,084       13,659

                                                       YEAR ENDED          NINE MONTHS ENDED
                                                      DECEMBER 31,           SEPTEMBER 30,
                                                   ------------------    ---------------------
                                                    1995       1996        1996        1997
                                                   -------    -------    --------    ---------
OTHER FINANCIAL DATA:
EBITDA(1)........................................  $  (545)   $ 6,166    $  3,974    $  15,980
Capital expenditures(2)..........................    1,244     41,471      38,787      148,429
CASH FLOWS:
Net cash (used by) provided by operating
  activities.....................................  $  (849)   $ 3,028    $  1,864    $   5,897
Net cash used by investing activities............   (2,007)   (41,738)    (38,599)    (147,959)
Net cash provided by financing activities........    2,755     38,853      36,870      143,456

                                                               DECEMBER 31,
                                                            -------------------    SEPTEMBER 30,
                                                              1995       1996          1997
                                                            --------    -------    -------------
BALANCE SHEET DATA:
Working capital...........................................  $   (916)   $ 2,279      $  1,927
Property, plant and equipment, net........................    36,405     73,648       213,000
Total assets..............................................    40,065     83,072       240,158
Total debt(3).............................................     9,612     38,766       190,748
Stockholders' equity......................................    24,496     35,154        31,904

---------------

(1) EBITDA is defined as net income (loss) before income taxes and minority interest, plus the sum of depletion and depreciation and interest expense. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. The Company has included information concerning EBITDA because EBITDA is a measure used by certain investors in determining the Company's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles or as an indicator of the Company's operating performance or liquidity.

(2) Capital expenditures include cash expended for acquisitions plus normal additions to oil and gas properties and other fixed assets.

(3) Consists of long-term debt, including $140.0 million of Notes and $48.0 million of bank debt, and $2.7 million of other notes payable at September 30, 1997, and excludes production payment liabilities of $288,000, $937,000 and $790,000 as of December 31, 1995 and 1996 and September 30, 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and "Selected Consolidated Financial Data" and respective notes thereto, included elsewhere herein. The information below should not be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of management of the Company. Because of the size and scope of the Company's recent acquisitions and the relatively small scale of the Company's operations prior to 1996, the results of operations from period to period are not necessarily comparative.

BACKGROUND

     In December 1995 the Company entered into the Magnum Hunter Combination pursuant to which the Company issued to Hunter 5,085,077 shares of Common Stock and 111,825 shares of the Company's Series C Preferred Stock (which were subsequently converted into 335,475 shares of Common Stock) and assumed certain liabilities in exchange for all the capital stock of Hunter's subsidiaries (the "Hunter Subsidiaries"). The acquired assets included developed and undeveloped oil and gas properties, a gas gathering system, and an established oil and gas consulting and operating company, and were valued at $12.5 million at the time of acquisition based upon the then current stock price. In connection with the Magnum Hunter Combination, the management of Hunter assumed operating control of the Company.

     The new management implemented a business strategy that emphasized acquisition of long-lived, Proved Reserves with significant exploitation and development opportunities that management considered to have a lower risk profile than the Company's historic projects. Prior to the Magnum Hunter Combination, the Company was primarily focused on developing and selling higher risk, non-operated exploratory and development projects and did not focus on acquisitions. In order to improve the economics of acquisitions, the Company emphasizes strict cost control in all aspects of its business and seeks to operate its properties wherever possible. The Company also participates, to a lesser extent, in selected exploration projects on a controlled risk basis.

     As a part of the Company's new strategy, in June 1996 the Company acquired the Panoma Properties, which include interests in 520 gas wells in the Texas Panhandle and western Oklahoma and an associated 427 mile gas gathering system, from Burlington for a net purchase price of $34.7 million. The Company assumed operations of approximately 90% of the wells and of the gathering system and began planning for increased density development drilling on the Panoma Properties.

     In January 1997 the Company purchased for $2.5 million a 50% interest in a gas processing plant, the McLean Gas Plant, which currently processes 100% of the gas produced from the Panoma Properties. The Company receives 100% of the net profits of the plant until it recoups its investment, after which time the Company will receive 50% of the net profits. As of September 30, 1997 the Company had recouped approximately 35% of its $2.5 million investment. Management believes that the acquisition of the McLean Gas Plant allows the Company to capture a significant portion of the profits generated from processing the gas produced at the Panoma Properties that would otherwise go to third party processors.

     In April 1997 the Company purchased the Permian Basin Properties from Burlington for a net purchase price of $133.0 million after purchase price adjustments of $10.5 million. These properties consist of approximately 1,852 producing oil and gas wells and associated acreage in west Texas and southeast New Mexico. This acquisition substantially increased the Company's cash flow and inventory of exploitation, development and exploration opportunities.

     On April 29, 1997 the Company received and accepted two new loan commitments from Bankers Trust Company, as Agent, and other banks for senior credit facilities for the Company and several of its subsidiaries. The two new senior credit facilities were structured as the $130.0 million Credit Facility with a term of five years and a $60.0 million one year senior subordinated bridge facility (the "Term Loan Facility") convertible into a five year term loan. The new credit facilities were conditioned, among other things, upon the closing of the Permian Basin Acquisition, which took place on April 30, 1997. The Credit Facility gives the Company the flexibility of choosing a range of either "LIBOR" or "Prime" based interest rate options. This Credit Facility replaced the Company's previously existing $100.0 million revolving credit facility.

     On May 29, 1997 the Company placed, through a Rule 144A private placement offering, $140.0 million aggregate principal amount of Notes. Net proceeds from the sale of the Notes were used to completely repay the Term Loan Facility in the principal amount of $60.0 million and to repay a substantial portion of the indebtedness outstanding under the Credit Facility. The Notes bear interest at 10% per annum, with interest payable on June 1 and December 1 commencing on December 1, 1997.

     The Company uses the full cost method of accounting for its investment in oil and gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and gas reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the SEC PV-10 of estimated future net cash flow from Proved Reserves of oil and gas, and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged to operations. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil or gas prices increase. While the Company has never been required to write-down its asset base, significant downward revisions of quantity estimates or declines in oil and gas prices from those in effect on December 31, 1996 which are not offset by other factors could result in a write-down for impairment of oil and gas properties.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     As discussed above, the Company acquired the Panoma Properties in June 1996, the McLean Gas Plant in January 1997, and the Permian Basin Properties in April 1997. As such, the results of operations for the nine month period ended September 30, 1997 included nine months of operations for the Panoma Properties and the McLean Gas Plant and five months for the Permian Basin Properties, while the corresponding period in 1996 contained three months of operations for the Panoma Properties and no results related to the McLean Gas Plant and the Permian Basin Properties. Unless otherwise stated, the increases in the 1997 interim period over the 1996 period were a result of these acquisitions.


     Oil and gas sales were $22.8 million in 1997, a 259% increase over sales of $6.4 million in 1996. In 1997, the Company sold 489,771 Bbl of oil, a 250% increase, and 6,451 MMcf of gas, a 295% increase. The price received for oil was $17.79 per Bbl and for gas was $2.18 per Mcf in 1997, representing an 11% decrease in oil price from $19.92 per Bbl in 1996 and a 2% decrease in gas price from $2.23 per Mcf in 1996. Oil and gas production costs increased 270% to $8.5 million in 1997 from $2.3 million in 1996. The gross operating margin from oil and gas production was $14.3 million in 1997, a 252% increase over gross operating margin of $4.1 million in 1996, principally due to the volume increase of oil and gas sold. On an equivalent unit basis, the gross margin was $1.52 per Mcfe in 1997 versus $1.64 in 1996, a 7% decrease, principally due to decline in sales price received for both oil and gas between 1996 and 1997.


     Gas gathering, marketing, and processing revenues were $7.7 million in the 1997 period, a 146% increase over revenues of $3.1 million in 1996, principally as a result of the acquisition of the Panoma gas gathering system and the McLean Gas Plant. Costs from these activities were $5.8 million in 1997, a 121% increase over costs of $2.6 million in 1996. Gross operating margin was $1.9 million in 1997 versus $514,000 in 1996, a 273% increase. As a result of the acquisition of the Panoma gas gathering system, total gathering system throughput increased 100% to 20.2 MMcf per day in 1997 compared with 10.1 MMcf per day in 1996. Due to the McLean Gas Plant acquisition, gas plant processing throughput was 14.5 MMcf per day in 1997 versus none reported in 1996. Gross operating margin from gathering operations was $0.24 per Mcf of throughput in 1997 versus $0.29 per Mcf in 1996. The gross operating margin from gas processing was $0.23 per Mcf of throughput versus none reported in 1996.

     Revenues from oil field services and international sales were $3.8 million in 1997, an 885% increase over revenues of $385,000 in 1996, principally due to an increase in sales of Hunter Butcher International, L.L.C. ("Hunter Butcher") in the amount of $3.4 million. Operating costs were $3.5 million in 1997 a $3.0 million increase over 1996, also principally due to Hunter Butcher. The gross operating margin from these activities was $310,000 in 1997 versus a loss of $136,000 in the 1996 period. The margin from Hunter Butcher operations was $60,000 in 1997 versus $32,000 in the 1996 period. Oil field services produced an operating margin of $250,000 in 1997 versus a loss of $168,000 in 1996.

     Depreciation and depletion expense increased 356% to $8.6 million in 1997 from $1.9 million in 1996 due to the acquisitions. Depletion expense on oil and gas production in 1997 was $8.0 million, or $0.85 per Mcfe, in 1997 versus $1.6 million, or $0.66 per Mcfe in 1996. General and administrative expense increased 68% to $1.1 million in 1997 from $670,000 in 1996, due to increased staffing and other costs as a result of the acquisitions.

     Operating profit increased to $6.8 million in 1997 from $1.9 million in 1996, a 261% increase. Other income increased 184% to $608,000 due to gain on sale of marketable securities. Interest expense increased to $9.3 million in 1997 from $1.6 million in 1996, an increase of 500%, due to increased levels of borrowing under the Company's revolving credit lines, the Notes, and bridge financing used to fund the acquisitions previously mentioned. The Company incurred a net loss before income tax and minority interest of $1.9 million in 1997, versus net income of $536,000 in 1996, principally due to interest expense on the acquisitions exceeding operating income and due to the higher charge for depreciation and depletion. The Company provided for a deferred income tax benefit of $731,000 on this loss in 1997 versus deferred income tax expense of $204,000 in 1996. After recording a $40,000 minority interest in Hunter Butcher, the Company reported a net loss in 1997 before extraordinary items of $1.2 million, or $0.14 per common share, versus a $332,000 net profit, or no cents per common share, in 1996.

     The Company realized an extraordinary loss of $1.4 million ($0.10 per common share) as required under Accounting Principles Board ("APB") Statement No. 26 and Statement of Financial Standards ("SFAS") No. 4, from the early extinguishment of bank debt. The early extinguishment was a result of the Notes financing and new amended revolving credit agreements with banks arranged to repay the Company's previous credit facility in conjunction with the purchase of the Permian Basin Properties from Burlington. The net loss in 1997, after the extraordinary charge, applicable to common shareholders was $3.3 million ($0.24 per common share) in 1997 compared to a loss of $50,000 (no cents per common share) in 1996. The Company accrued $657,000 in dividends on its preferred stock in 1997 versus $382,000 in 1996.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     After deduction for preferred dividends, the Company reported net income applicable to common shares for the year ended December 31, 1996 of $0.1 million, a $1.7 million increase as compared to the net loss of $1.6 million for the year ended December 31, 1995. Prior to the preferred dividends in both periods, the Company reported net income of $0.5 million in 1996, a $1.5 million increase over 1995. Net income per common share was $0.01 for 1996, as compared to a $0.28 per share loss in 1995. This increase was the result of higher production volumes in 1996 from (i) acquisition activities, which included the Magnum Hunter Combination in December 1995 and the Panoma Acquisition in June 1996, (ii) increased prices received for oil and gas products, (iii) the acquisition of gas gathering systems in the Panoma Acquisition, and (iv) gas marketing activities. During 1996, oil and gas production volumes increased significantly to 3.8 Bcfe, an average of 10,470 Mcfe per day, as compared to 0.3 Bcfe, an average of 773 Mcfe per day, in 1995. The increased revenues recognized from production volumes were aided by a 22% increase in the average price received per Mcfe of production to $2.68 during 1996. The average oil price increased 31% to $20.46 per Bbl in 1996, as compared to $15.60 per Bbl in 1995, while average gas prices increased 62% to $2.37 per Mcf in 1996 as compared to $1.46 per Mcf in 1995.

     As a result of the acquisition activity and higher prices, total revenues in 1996 were $16.4 million, a $15.8 million increase over 1995. This increase consisted of an increase in oil and gas sales of $9.6 million from 1995 to 1996 and an increase in gas gathering, marketing and services revenue of $6.1 million over the same period.

After the Panoma Acquisition in June 1996, the percentage of the Company's reserves attributable to gas was 74% as compared to 38% at the end of 1995. Due to the Company's owning more properties and larger volume of production, oil and gas production expenses increased $4.1 million to $4.4 million in 1996 versus $0.3 million in 1995. The average cost of oil and gas produced per Mcfe was $1.15 in 1996, an increase of $0.20 per Mcfe, due to costs of startup of operations at the Panoma Properties.

     Gross margin from oil and gas production increased $5.5 million to $5.9 million in 1996 from $0.4 million in 1995. Gross margins from gas gathering, marketing, and services increased to $1.2 million in 1996, from $0.0 million in 1995.

     Depreciation and depletion expense increased to $3.0 million in 1996, a $2.5 million increase over 1995, as a result of the Panoma Acquisition and the Magnum Hunter Combination. The Company-wide depreciation and depletion rate was $0.77 per Mcfe in 1996 versus $1.49 per Mcfe in 1995. General and administrative expense increased to $1.2 million in 1996, a $0.2 million increase over 1995, due to higher operational staffing and associated costs as a result of expanded operations, partially offset by a reduction in promotional and related expenses. Other income increased to $0.3 million in 1996 due to a gain on sale of assets. Interest expense increased to $2.4 million due to increased financing costs incurred as a result of the Magnum Hunter Combination and the Panoma Acquisition.

     The Company made a provision for deferred income taxes of $0.3 million in 1996. No income taxes were due for 1996 as a result of utilization of net operating loss carryforwards. At December 31, 1996 the Company had $6.9 million available in such carryforwards to offset against future income. Dividends applicable to preferred stock were $0.4 million for 1996, a $0.2 million decrease from 1995, due to the redemption of the Series B and Series C Preferred Stock during 1996, offset by the effect of the issuance of the TCW Preferred Stock at the end of 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has three principal operating sources of cash: (i) sales of oil and gas, (ii) revenues from gas gathering, processing, and marketing, and (iii) revenues from petroleum management and consulting services. The Company's cash flow is highly dependent upon oil and gas prices. Decreases in the market price of oil and gas could result in reductions of both cash flow and the Borrowing Base under the Company's Credit Facility, which would result in decreased funds available, including funds for capital expenditures.

     In December 1996 the Company issued $10.0 million of TCW Preferred Stock to facilitate its development drilling program.

     On April 30, 1997 the Company closed the acquisition of the Permian Basin Properties for a net purchase price of approximately $133.0 million. At the same time, the Company's previously existing $100.0 million credit facility was replaced by two new credit facilities, the $130.0 million Credit Facility and the $60.0 million Term Loan Facility, for a total of $190.0 million. The initial advances under these new facilities totaled $179.5 million, including funds to complete the Permian Basin Acquisition, to pay principal and accrued interest remaining on the Company's previous credit facility, and to provide cash for working capital purposes.


     On May 29, 1997 the Company sold, through a Rule 144A private placement offering, $140.0 million aggregate principal amount of Notes. Net proceeds from the sale of the Notes were used to completely repay the Company's Term Loan Facility in the principal amount of $60.0 million and to repay a substantial portion of the indebtedness outstanding under the Credit Facility. The Notes bear interest at 10% per annum, with interest payable on June 1 and December 1 commencing on December 1, 1997. After paydown, the maximum commitment under the Credit Facility was reduced from $130.0 million to $75.0 million, with a Borrowing Base of $60.0 million. The Credit Facility was amended effective September 30, 1997 to increase the maximum commitment from $75.0 million to $125.0 million, increase the Borrowing Base by $5.0 million to $65.0 million and modify the Consolidated EBITDA to Interest Expense ratio. With these adjustments, total long-term debt under the Credit Facility at September 30, 1997 was $48.0 million, leaving $17.0 million available to draw at such time, prior to the next borrowing base redetermination based upon financial results of the Company. At November 14, 1997, total long-term debt under the Credit Facility was $45.0 million, leaving $20.0 million available to draw at such time. At September 30, 1997, the Company had $3.1 million in cash and cash equivalents and $1.9 million in net working capital, in addition to the funds available under the Credit Facility.



     The Company called for redemption on November 14, 1997 its publicly traded Warrants, each of which was exercisable for three shares of Common Stock at an exercise price of $5.50 per share and redeemable at $0.02 per share. As a result, Warrants were exercised for an aggregate of 846,256 shares of Common Stock and the remaining Warrants covering 7,920 shares of Common Stock were redeemed. The Company received cash proceeds of approximately $4.7 million.


     For 1996 the Company had a net increase in cash of $143,000. The Company's operating activities provided net cash of $3.0 million, principally from operating income before depreciation, depletion and deferred taxes, reduced by a net increase in accounts receivable over accounts payable. The Company used $41.7 million in investing activities, principally for additions to property and equipment of $41.5 million, as well as increases in deposits and other assets. Financing activities provided $38.9 million of cash, principally from the aggregate proceeds from the issuance of long-term debt of $56.5 million and production payments of $750,000, less payments on such debt and production payments of $27.5 million, as well as proceeds from the issuance of preferred stock of $9.8 million. The Company also paid $295,000 to redeem a portion of the outstanding Series C Preferred Stock and $438,000 to pay dividends on preferred stock.

     For 1995 the Company had a net decrease in cash of $101,000 as the proceeds received from the sale of preferred stock were principally used for oil and gas acquisition and development activity and for the payment of dividends and payables. The Company's operating activities used net cash of $849,000, principally as a result of the net loss from operations and the payoff of a substantial amount of accounts payable. Investing activities used net cash of $2.0 million, largely from acquisition and development of oil and gas properties. Financing activities accounted for net cash provided of $2.8 million, principally from the proceeds received due to the issuance of preferred stock mentioned above. Partially offsetting the proceeds from the stock issuances were advances made to Magnum Hunter Production, Inc. for acquisition costs and working capital of $1.0 million, prior to the Magnum Hunter Combination and the ultimate consolidation, and the payment of preferred dividends of $583,000.

CAPITAL REQUIREMENTS


     For fiscal 1997 the Company has budgeted approximately $20.0 million for development and exploration activities, including $5.0 million budgeted for development projects on the Permian Basin Properties and $3.0 million budgeted for exploration projects. In addition, with respect to the recently closed Permian Basin Acquisition, the Company anticipates that it will spend approximately $38.1 million over a four year period beginning in 1997 in a development program to enhance an existing waterflood project in the Westbrook Field located in Mitchell County, Texas. For fiscal 1998, the Company has budgeted approximately $36.0 million on development and exploration activities, of which $6.0 million is projected to be spent on exploration projects, including geological and geophysical expenses. The Company is not contractually obligated to proceed with any of its budgeted capital expenditures. The amount and allocation of future capital expenditures will depend on a number of factors that are not entirely within the Company's control or ability to forecast, including drilling results and changes in oil and gas prices. As a result, actual capital expenditures may vary significantly from current expectations.


     On April 30, 1997, the Company acquired from Burlington, effective as of January 1, 1997, the Permian Basin Properties. The net purchase price was $133.0 million after adjustments. The Company financed the acquisition of the Permian Basin Properties with the $130.0 million Credit Facility and the $60.0 million Term Loan Facility. The Credit Facility and the Term Loan Facility were used to pay the $123.0 million balance (after deducting a $10.0 million earnest money deposit) of the net purchase price, to repay the $53.7 million in outstanding indebtedness under the Company's previous credit facility and to pay costs associated with the Permian Basin Acquisition and the related financings. In addition to providing the Company with significant new sources of earnings and operating cash flow, management of the Company believes the Permian Basin

Properties will provide significant opportunities for exploitation and development of both oil and gas reserves through a combination of enhanced recovery projects and new drilling projects.

     Based upon the Company's anticipated level of operations, the Company believes that cash flow from operations together with the availability under the Credit Facility (approximately $12.0 million as of September 30, 1997) will be adequate to meet its anticipated requirements for working capital, capital expenditures and scheduled interest payments for the foreseeable future. As adjusted for the Offering and full exercise of the Warrants, the Company would
have had approximately $          available for borrowing under the Credit
Facility as of September 30, 1997.

INFLATION AND CHANGES IN PRICES

     During the past several years, the Company has experienced some inflation in oil and gas prices with moderate increases in property acquisition and development costs. During 1996, the Company received somewhat higher commodity prices for the natural resources produced from its properties. The results of operations and cash flow of the Company have been, and will continue to be, affected to a certain extent by the volatility in oil and gas prices. Should the Company experience a significant increase in oil and gas prices that is sustained over a prolonged period, it would expect that there would also be a corresponding increase in oil and gas finding costs, lease acquisition costs, and operating expenses. Periodically the Company enters into futures, options, and swap contracts to reduce the effects of fluctuations in crude oil and gas prices. It is policy of the Company not to enter into any such arrangements which exceed 50% of the Company's oil and gas production during the next 12 months.

     The Company markets oil and gas for its own account, which exposes the Company to the attendant commodities risk. Substantially all of the Company's gas production is currently sold to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or under long-term contracts based on current spot market prices. The Company normally sells its oil under month-to-month contracts with a variety of purchasers.

HEDGING ACTIVITY


     Periodically, the Company enters into futures, options, and swap contracts to reduce the effects of fluctuations in crude oil and gas prices. As of September 30, 1997 the Company had 33% of its oil production and 43% of its gas production hedged although lesser or greater amounts may be hedged in the future. At September 30, 1997 the Company had open contracts for oil price collars of 30,000 Bbls of oil per month (with cap and floor prices of $22.25 and $18.50, respectively) through December 1998. At September 30, 1997 the Company had open contracts for gas price swaps of 100,000 MMBtu of gas per month at $1.905 per MMBtu through January 1998, 100,000 MMBtu of gas per month at $1.77 per MMBtu through January 1998 and 300,000 MMBtu of gas per month at an average price of $2.67 per MMBtu through March 1998. The average Btu content of gas produced by the Company exceeds 1,100 Btu per Mcf of gas. Therefore, each of the above gas prices should be increased by 10% to reflect the actual gas price per Mcf received by the Company. All of these swaps are against the El Paso Permian Basin Index. These contracts expire monthly. The gains or losses on the Company's hedging transactions are determined as the difference between the contract price and a reference price, generally closing prices on New York Mercantile Exchange. The resulting transaction gains and losses are determined monthly and are included in the period the hedged production or inventory is sold. Net gains or losses relating to these derivatives for the years ended December 31, 1995 and 1996 were $0.0 and $(0.3) million, respectively.


YEAR 2000 MODIFICATIONS

     The Company is currently reviewing its computer systems in order to evaluate necessary modifications for the year 2000. The Company does not currently anticipate that it will incur material expenditures to complete any such modifications.

                            BUSINESS AND PROPERTIES

THE COMPANY

     Magnum Hunter is an independent energy company engaged in the exploitation and development, acquisition, exploration and operation of oil and gas properties with a geographic focus in Texas, Oklahoma and New Mexico. In December 1995 the Company consummated the Magnum Hunter Combination and the management of Hunter assumed operating control of the Company. The new management implemented a business strategy that emphasized acquisitions of long-lived Proved Reserves with significant exploitation and development opportunities where the Company generally could control the operations of the properties. As part of this strategy, in June 1996 the Company acquired the Panoma Properties from Burlington for a net purchase price of $34.7 million. Additionally, in April 1997 the Company acquired the Permian Basin Properties from Burlington for a net purchase price of $133.0 million. The Company presently intends to focus its efforts on its substantial inventory of exploitation and development opportunities, further acquisitions and, to a lesser extent, selected exploratory drilling prospects. The Company has identified over 600 development drilling locations (including both production and injection wells) on its properties, substantially all of which are low-risk in-fill drilling opportunities.

     On a pro forma basis at December 31, 1996, the Company had an interest in 2,581 wells and had estimated Proved Reserves of 314.2 Bcfe with an SEC PV-10 of $408.0 million. As adjusted to use market prices in effect on March 31, 1997, the Proved Reserves were 300.5 Bcfe with an SEC PV-10 of $224.8 million on a pro forma basis at December 31, 1996. Approximately 68% of these reserves were Proved Developed Producing Reserves and 86% were attributable to the Panoma Properties and the Permian Basin Properties. On a pro forma basis at December 31, 1996, the Company's Proved Reserves had an estimated Reserve Life of 14.6 years and were 61% gas. The Company serves as operator for approximately 71% of its properties (based on the number of producing wells in which the Company owns an interest). Additionally, the Company owns over 500 miles of gas gathering systems and a 50% interest in a gas processing plant that is connected to the Company's largest gas gathering system, which was purchased with the Panoma Properties.

     Beginning with the Magnum Hunter Combination in December 1995, the Company has made nine acquisitions for an aggregate net purchase price of $185.4 million. This strategy has added approximately 305.6 Bcfe of reserves (determined as of the respective times of their acquisition) at an average cost of $0.61 per Mcfe, as well as a 427 mile gas gathering system and a 50% interest in the McLean Gas Plant. As a result of its acquisitions, the Company has achieved substantial growth as described below:

     - Proved Reserves increased to 314.2 Bcfe on a pro forma basis at year end 1996 (300.5 Bcfe on a pro forma basis at year end 1996 as adjusted for March 31, 1997 market prices) from 36.7 Bcfe at year end 1995;

     - SEC PV-10 increased to $408.0 million on a pro forma basis at year end 1996 ($224.8 million on a pro forma basis at year end 1996 as adjusted for March 31, 1997 market prices) from $37.2 million at year end 1995;

     - Average daily production increased to 50.8 MMcfe in third quarter 1997 from 0.8 MMcfe in fiscal 1995; and

     - EBITDA increased to $16.0 million for the nine months ended September 30, 1997 from $(0.5) million in fiscal 1995.

BUSINESS STRATEGY

     The Company's objective is to increase its reserves, production, cash flow and earnings utilizing a program of (i) exploitation and development of acquired properties, (ii) strategic acquisitions and (iii) a selective exploration program.

     The following are key elements of the Company's strategy:

     - Exploitation and Development of Existing Properties. The Company has a substantial inventory of exploitation projects including development drilling, workovers and recompletions. The Company seeks to maximize the value of its properties through development activities including in-fill drilling, waterflooding and other enhanced recovery techniques.

     - Management of Operating Costs. The Company emphasizes strict cost controls in all aspects of its business and seeks to operate its properties wherever possible. By operating approximately 71% of its properties, the Company is generally able to control direct operating and drilling costs as well as to manage the timing of development and exploration activities.

     - Property Acquisitions. Although the Company has an extensive inventory of exploitation and development opportunities, it continues to pursue strategic acquisitions which fit its objectives of having Proved Reserves with development potential and operating control.

     - Expansion of Gas Gathering, Processing and Marketing Operations. The Company has implemented several programs to expand and increase the efficiency of its gas gathering systems. The Company owns over 75% and markets approximately 96% of the gas that moves through its gas gathering systems and, therefore, directly benefits from any cost and productivity improvements. The Company is also considering opportunities to acquire or develop additional gas gathering, processing and marketing capability, including a proposal to acquire a minority interest in a gas marketing company.

     - Exploration. The Company is systematically increasing its exploration efforts, focusing on established geological trends where the Company can employ its geological, geophysical and engineering expertise. The Company is actively generating and evaluating prospects for the application of 3-D seismic and advanced drilling technologies.

RECENT ACQUISITIONS

     The most significant of the Company's completed acquisitions are the Permian Basin Acquisition, the Panoma Acquisition, the McLean Plant Acquisition and the Magnum Hunter Combination.

  Permian Basin Acquisition

     On April 30, 1997 the Company acquired from Burlington, effective as of January 1, 1997, the Permian Basin Properties, consisting of 25 field areas in west Texas and 22 field areas in southeast New Mexico, for a net purchase price of $133.0 million after adjustments aggregating $10.5 million. The primary producing formations include the Yates, Seven Rivers and Queen in Lea and Eddy Counties, New Mexico; the Atoka in the Brunson Ranch Field in Loving County, Texas; the Clearfork in the Westbrook Field in Mitchell County, Texas; the San Andres in the Levelland/Slaughter Field in Cochran County, Texas; and the Canyon Sand in Sutton County, Texas. The Permian Basin Properties include 1,852 producing oil and gas wells on approximately 113,810 gross acres (82,175 net acres). One of the Company's subsidiaries, Gruy Petroleum Management Co. ("Gruy"), serves as operator on approximately 66% of the wells on the Permian Basin Properties. Management of the Company believes the Permian Basin Properties provide significant opportunities for exploitation and development of both oil and gas through enhanced recovery projects and drilling.

     During 1996 daily net production from the Permian Basin Properties was 25.8 MMcf per day of gas and over 2,500 Bbl per day of oil. According to Ryder Scott Co. ("Ryder Scott"), independent petroleum engineers engaged by the Company to evaluate the Permian Basin Properties, as of December 31, 1996, the Permian Basin Properties had Proved Reserves of 15.3 MMBbl of oil and 99.9 Bcf of gas, or on a Natural Gas Equivalent Basis, 191.6 Bcfe. Ryder Scott further estimated the future net cash flows and the SEC PV-10 for the Permian Basin Properties to be $468.8 million and $243.3 million, respectively, as of December 31, 1996 based on prices of $23.61 per Bbl of oil and $4.12 per Mcf of gas at December 31, 1996. Based on market prices of $20.41 per Bbl of oil and $2.30 per Mcf of gas at March 31, 1997, future net cash flows and the SEC PV-10 for the Permian Basin Properties would be $267.3 million and $139.6 million, respectively, as of December 31, 1996. Approximately 68% of the Proved Reserves were classified as Proved Developed Producing Reserves as of December 31, 1996. See "-- Oil and Gas Reserves." Based on the $133.0 million adjusted purchase price and Proved Reserves of 186.9 Bcfe as of April 30, 1997, the Company paid approximately $0.71 per Mcfe for the Permian Basin Properties.

     The major fields in the Permian Basin Properties are the Westbrook, Levelland/Slaughter, Lea County Shallow Properties and the Brunson Ranch.

          Westbrook. The Westbrook Field covers 45 square miles of the Permian Basin in Mitchell County, Texas and produces from the Clearfork formation at a depth of approximately 3,200 feet. The following table sets forth information regarding three properties in the Westbrook Field at the time they were purchased in the Permian Basin Acquisition on April 30, 1997. The interests acquired in the Permian Basin Acquisition include the following three properties in the Westbrook Field:

                                                                                     GROSS OIL
                                                    WELL    WORKING    NET REVENUE   PRODUCTION
             PROPERTY               OPERATOR        COUNT   INTEREST    INTEREST      (BBL/D)
             --------              -----------      -----   --------   -----------   ----------
    Southwest Westbrook Unit...        Company       135      89.9%       77.1%          560
    Morrison "G" Lease.........        Company         2      83.8%       72.9%           10
    North Westbrook Unit.......    Third Party       294       2.0%        1.6%        1,560

               Most of the leases and units in the field had waterflood projects initiated in the 1960's and those projects are still active. The Company plans to initiate waterflood enhancement operations on the Southwest Westbrook Unit and the Morrison "G" Lease.

          Ryder Scott attributed approximately 10.0%, or $24.3 million, of the SEC PV-10 at December 31, 1996 (9.9%, or $13.8 million, at such date using March 31, 1997 market prices) to a four year enhancement program, commencing in 1997, on an existing waterflood project on the Westbrook Field in Mitchell County, Texas. The Company has identified approximately 250 drilling locations, including production and injection wells, to further develop the fields at a cost of approximately $38.1 million. When completed, the properties will be developed on a ten acre, line drive waterflood pattern, as opposed to the current 28 acre, five-spot pattern. The Company has budgeted approximately $11.0 million for 1998 for development of the Westbrook Field.

          Levelland/Slaughter. The Levelland and Slaughter Fields consist of 155 wells located in Cochran County, Texas that produce from the San Andres formation at a depth of 5,000 feet. The interests acquired in the Permian Basin Acquisition include the following three properties in the Levelland and Slaughter Fields:

                                                                                          GROSS OIL
                                                         WELL    WORKING    NET REVENUE   PRODUCTION
                  PROPERTY                    OPERATOR   COUNT   INTEREST    INTEREST      (BBL/D)
                  --------                    --------   -----   --------   -----------   ----------
          TLB Unit..........................   Company     52      100.0%      87.3%           90
          Veal Lease........................   Company     20      100.0%      87.1%          250
          NW Slaughter Unit.................   Company     83       74.9%      62.8%          310

               Discovered in the 1930's, all three properties have been actively waterflooded since the 1970's. While the projects are mature, additional drilling and waterflood enhancement are likely. No Proved Undeveloped Reserves were assigned by Ryder Scott to either the Veal Lease or the TLB Unit. Proved Undeveloped Reserves were assigned by Ryder Scott to the NW Slaughter Unit in contemplation of a carbon dioxide injection project which is anticipated for that property. The operator of an adjacent property has been successfully injecting carbon dioxide for several years to enhance production.

          Lea County Shallow Properties. The Lea County Shallow Properties consist of approximately 300 wells in Lea County, New Mexico which are in the Rhodes, Jalmat, Monument, Langlia Mattix, Eumont and Eunice Fields. The fields produce from the Yates, Seven Rivers, Queen and other formations at depths generally shallower than 3,000 feet. Production is generally high Btu gas, which produces into low pressure gathering systems. No Proved Undeveloped Reserves have been assigned by Ryder Scott to the properties, but the Company anticipates that numerous recompletion, stimulation, workover or development drilling opportunities will result from detailed geological and engineering studies which are planned.

          Brunson Ranch. The Brunson Ranch Field consists of four wells located in Loving County, Texas in the deep Delaware Basin geological province of the Permian Basin. Three of these wells are currently producing a total of approximately 2.4 MMcf of gas per day from the Atoka formation at a depth of approximately 16,000 feet. The Company recompleted an additional well in June 1997 that is producing 2.1 MMcf of gas per day. Undeveloped potential exists on the properties through redrilling the Atoka formation and completing such wells using technology designed for high bottom hole pressure conditions.

     Burlington has agreed to indemnify the Company for breaches by Burlington of the purchase agreement as well as any claims attributable to or arising out of acts or omissions of Burlington (including, but not limited to, environmental claims) occurring before January 1, 1997. There are certain limitations on the amount of, and time period for bringing, a claim for indemnity made by the Company. Burlington is a defendant in two actions claiming that Burlington underpaid royalty owners on properties in New Mexico and Texas, including properties that are a part of the Permian Basin Properties. The plaintiffs in the New Mexico action are seeking class certification while the Texas action has been certified as a class action. Burlington's indemnity would hold the Company harmless from any of these claims arising prior to January 1, 1997. The Company has also agreed, subject to certain limitations, to indemnify Burlington for matters arising subsequent to January 1, 1997 as well as for certain liabilities and obligations assumed by the Company as part of the purchase transaction.

  Panoma Acquisition


     On June 28, 1996, the Company purchased from Burlington interests in 520 gas wells in the Texas Panhandle and western Oklahoma (470 of which are operated by the Company) and the associated 427 mile gas gathering system. The net purchase price, after certain purchase price adjustments, was $34.7 million, funded by borrowings under the Company's previous credit facility. Gruy is the operator of the gas gathering system and the wells that were previously operated by Burlington. According to Gaffney, Cline & Associates, independent petroleum engineers engaged by the Company to evaluate the Panoma Properties ("Gaffney, Cline"), the Proved Reserves attributable to the Panoma Properties as of December 31, 1996 aggregated 77.3 Bcfe with an SEC PV-10 of $111.0 million. As adjusted to use market prices in effect on March 31, 1997, the Proved Reserves attributable to the Panoma Properties as of December 31, 1996 aggregated 74.2 Bcfe with an SEC PV-10 of $53.3 million.


     The Panoma Properties consist of approximately 520 gas wells in the West Panhandle, East Panhandle, and South Erick Fields along a corridor 65 miles long and 20 miles wide stretching from Beckham County, Oklahoma to Gray County, Texas. All wells are less than 2,800 feet deep and produce dry gas from the Granite Wash and/or Brown Dolomite formations.

 McLean Plant Acquisition

     On January 1, 1997, the Company complemented its Panoma Acquisition by purchasing for $2.5 million a 50% ownership interest in the McLean Gas Plant, which is connected to the Panoma gas gathering system, and a related products pipeline. The Company receives 100% of the net profits from the McLean Gas Plant until it recoups the $2.5 million purchase price, after which time it will receive 50% of the net profits. See "-- Gathering and Processing of Gas."

 Magnum Hunter Combination

     The recent growth experienced by the Company commenced with the Magnum Hunter Combination in December 1995. In that transaction, the Company assumed certain liabilities and issued an aggregate value of $12.5 million of stock consisting of 5,085,077 shares of Common Stock and 111,825 shares of the Company's Series C Preferred Stock, which were subsequently converted into 335,475 shares of Common Stock. In connection with the Magnum Hunter Combination, management of the Company was replaced by Hunter's management team. The acquisition of the Hunter Subsidiaries significantly increased the size and expanded the nature of the Company's business. The Hunter Subsidiaries were engaged in: (i) the acquisition, production and sale of crude oil; (ii) the gathering, transmission and marketing of gas; (iii) the management and operation of producing oil and gas properties for interest owners; and (iv) the provision of consulting and U.S. export services to facilitate Latin American trade in energy products. The acquisition of Gruy, a Hunter Subsidiary that specializes in the management of producing properties, has enabled the Company to gain a higher level of expertise in operating oil and gas properties. Estimated Proved Reserves for the properties acquired in the Magnum Hunter Combination were 3.1 MMBbl of oil and 11.0 Bcf of gas as of December 31, 1995.

DEVELOPMENT AND EXPLORATION ACTIVITIES

  Overview

     The Company presently intends to focus its efforts on its substantial inventory of exploitation and development activities, further acquisitions and, to a lesser extent, selected exploratory drilling prospects.

     The Company seeks to minimize its overhead and capital expenditures by subcontracting the drilling, redrilling and workover of wells to independent drilling contractors and by outsourcing other services. The Company typically compensates its drilling subcontractors on a turnkey (fixed price), footage or day rate basis depending on the Company's assessment of risk and cost considerations.

  Development Drilling

     The Company's development strategy focuses on maximizing the value and productivity of its oil and gas asset base through development drilling and enhanced recovery projects. The Company has budgeted approximately $30.0 million for exploitation and development activities for 1998. The Company has identified over 600 development drilling locations (including both production and injection wells) on its properties. In exploiting its producing properties, the Company relies upon its in-house technical staff of petroleum engineering and geological professionals and utilizes the services of outside consultants on a selective basis.

          Permian Basin Properties. In evaluating the Permian Basin Properties, the Company believes there are many development opportunities. The Company has identified approximately 400 drilling locations, including production and injection wells, on the Permian Basin Properties. Engineering and geological studies are being initiated to more precisely identify specific development locations. In addition, in evaluating the Permian Basin Properties, Ryder Scott attributed approximately 10.0%, or $24.3 million, of their SEC PV-10 at December 31, 1996 (9.9%, or $13.8 million, at such date using March 31, 1997 prices) to a four-year enhancement program, commencing in 1997, on an existing waterflood in the Westbrook Field in Mitchell County, Texas. The proposed waterflood project is estimated to cost an aggregate of $38.1 million. The Company has budgeted approximately $11.0 million for development of the Westbrook Field in 1998.


          Panoma Properties. The Company believes that developmental drilling can enhance the value of its recently acquired Panoma Properties, which produce from the Brown Dolomite and Granite Wash formations in the Texas Panhandle and western Oklahoma. The easternmost fields are developed on 160 acre spacing because the original spacing of 640 acres proved inadequate to drain reserves efficiently. In-fill development is underway in the westernmost field with 31 wells of a 70 well program having been completed during the first nine months of 1997. Upon completion of the 70 well program, the westernmost field will be developed with 320 acre spacing. The Company has budgeted approximately $4.0 million for development of the Panoma Properties through 1998.


          Waterfloods. The Company believes it can enhance the value of selected west Texas fields through in-fill drilling and enhanced recovery projects, including several waterflood projects. While waterfloods typically take considerable time to respond to fluid injection, the west Texas properties have in-fill drilling potential that management believes could result in a somewhat faster increase in production and cash flow. The Company has budgeted approximately $7.3 million in 1998 for five west Texas waterflood projects.

  Exploratory Drilling

     The Company attempts to lessen the risks inherent in exploratory drilling by (i) concentrating in specific areas in the United States where the Company's technical staff has considerable experience and which are in known producing trends where the potential for significant reserves exists; (ii) diversifying through investment in multiple prospects; (iii) utilizing 3-D seismic and other advanced technologies; and (iv) promoting out interests to industry partners.


     The Company plans to spend approximately $3.0 million of its $20.0 million 1997 capital budget on exploratory drilling. The Company has a $6.0 million exploration budget for 1998, including geological and geophysical expenses. Two exploratory wells have been drilled in 1997 to date. One of these is located on a 7,500 acre lease block in Roger Mills County, Oklahoma and was completed as a gas well flowing approximately 500 Mcfe per day. Drilling of a confirmation well is scheduled to commence in November 1997 at a location approximately two miles west of the initial discovery. A second exploratory well located on a 3,000 acre block in Fayette County, Texas has encountered oil shows and is awaiting a completion rig to test one of the objective horizons. The Company owns 25% and 20% working interests, respectively, in these two prospects. The Company expects to commence additional exploratory wells before year-end 1997 on prospects in Oklahoma and Texas. An exploratory well will commence before year-end 1997 on the Mossy Grove prospect in Walker County, Texas. The Company owns a 25% working interest in the proposed test well which is located on a 30,000 acre lease block. The primary objective is the Glen Rose formation at approximately 11,800 feet. Magnum Hunter also owns a 50% working interest in 2,500 acres on four new prospects in Ellis County, Oklahoma. The Company expects to commence the first exploratory well in late 1997, with the Atoka formation as the primary objective. In Victoria County, Texas the Company has purchased 1,000 acres overlaying a shallow Frio structure. Magnum Hunter owns a 100% interest in this prospect and plans to commence an exploratory test well in late 1997 or early 1998. The Company is actively generating and evaluating prospects for the application of future 3-D seismic and advanced drilling technologies.


GATHERING AND PROCESSING OF GAS

     Hunter Gas Gathering, Inc., a wholly owned subsidiary of the Company, owns four gas gathering systems located in Oklahoma, Texas and Louisiana, none of which are subject to regulation by the Federal Energy Regulatory Commission ("FERC"), and a 50% ownership interest in the McLean Gas Plant in the Texas Panhandle. Two of the gas gathering systems, Panoma and North Appleby, account for more than 90% of the throughput from the Company's four systems. Gruy operates all four gas gathering systems.

     Generally, the gathering systems transport the gas from wells to a common point where it is dehydrated prior to redelivery to downstream pipelines. In managing its gas gathering systems, the Company has emphasized operating efficiency and overhead management and introduced a program which ties throughput costs to volume transported rather than to compression capacity. The Company believes that its focus on volume-based pricing reduces the potential financial impact of a decline in actual throughput.


     The Panoma system, the largest of the Company's four gas gathering systems, consists of approximately 427 miles of pipeline. The main trunklines run east to west for approximately 66 miles with the east end starting in Beckham County, Oklahoma and the west end starting in Gray County, Texas. Gas throughput for the Panoma gas gathering system is approximately 16.3 MMcf per day. The Panoma gas gathering system currently delivers gas to El Paso Natural Gas Company for transport to markets in western Oklahoma and the West Coast, although the Company is actively seeking additional markets for such gas. The Company, which operates approximately 489 of the approximately 540 wells connected to the Panoma system, is also actively seeking to add new wells to such system through acquisition, development or arrangements with third party producers.



     The Company's North Appleby gas gathering system is located primarily in Nacogdoches County in east Texas. Approximately 39 wells are connected to the system, which delivers approximately 3.2 MMcf per day for third parties to Natural Gas Pipeline Co. for transportation to other markets. The Company's other two systems deliver an aggregate of 1.5 MMcf per day for third parties from 66 wells into various markets. The Company is presently negotiating a possible sale of one such system.

     Effective January 1, 1997, the Company purchased for $2.5 million a 50% ownership interest in the McLean Gas Plant, the gas processing facility connected to the Company's Panoma gas gathering system. The purchase also included a 23-mile products pipeline between the McLean Gas Plant and the Koch Pipeline at Lefors, Texas and all gas and product purchase and sales agreements related to the plant. The McLean Gas Plant is a modern cryogenic gas processing plant with a capacity of 23.0 MMcf per day with a current throughput of 16.5 MMcf per day. The Company acquired its 50% ownership interest in the plant from Carrera Gas Company, L.L.C. ("Carrera") of Tulsa, Oklahoma, which owns the remaining 50% of the plant and operates the facility. Under terms of the Company's operating agreement with Carrera, the Company receives 100% of the net profits from the McLean Gas Plant until it recoups the $2.5 million purchase price, at which point net profits will be divided equally between the Company and Carrera. As of September 30, 1997 the Company had recouped approximately 35% of its $2.5 million investment.

MARKETING OF PRODUCTION

     The Company markets all of its gas production as well as gas it purchases from third parties to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or at negotiated prices under long-term contracts. Marketing gas for its own account exposes the Company to the attendant commodities risk. In 1996 the Company sold approximately 91% of its gas to Crosstex, a gas marketing firm in Dallas, Texas formed in January 1997 when Comstock Resources, Inc. sold its gas gathering, processing and marketing operations. The Company does not anticipate that Crosstex will purchase more than 10% of the Company's total oil and gas production during 1997. The Company typically obtains letters of credit guaranteeing the payment of the purchase price for its gas.

     The Company normally sells its own oil under month-to-month contracts with a variety of purchasers. Oil is usually sold for the Company's own account through Enmark Services, a marketing agent in Dallas, Texas. While the Company has historically been able to sell oil above posted prices, it is also exposed to the commodities risk inherent in short-term contracts. For a discussion of the Company's hedging activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Hedging Activity" and Note 14 to the Company's Consolidated Financial Statements.

     The market for oil and gas produced by the Company depends on factors beyond its control, including the extent of domestic production and imports of oil and gas, the proximity and capacity of gas pipelines and other transportation facilities, weather, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulation. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

     In October 1997 Hunter Gas Gathering, Inc. entered into a nonbinding letter of intent to acquire a 30% interest in a privately held gas marketing firm, Natural Gas Transmission Services, Inc., for an estimated consideration of approximately $4.0 to $5.0 million payable in the Company's Common Stock. This gas marketing firm had net income of $2.3 million on total revenues of $154.9 million and $2.2 million on total revenues of $131.4 million in 1996 and the first nine months of 1997, respectively. As part of the proposed acquisition, the Company plans to dedicate 100% of its gas production to such firm for marketing. The proposed transaction (including the purchase price) is subject to due diligence and negotiation of a definitive agreement (neither of which has commenced to date) and other contingencies, and there is no assurance this transaction will be consummated.

PETROLEUM MANAGEMENT AND CONSULTING SERVICES; OTHER ACTIVITIES

  Gruy

     The Company acquired Gruy in the Magnum Hunter Combination in December 1995. Gruy, which conducts operations for both the Company and third parties, has a 40-year history of managing properties for third parties, which include banks, financial institutions, bankruptcy trustees, estates, individual investors, trusts and independent oil and gas companies. Gruy provides drilling, completion and other well-site services; advice regarding environmental and other regulatory compliance; receipt and disbursement functions and other managerial services; petroleum engineering services; and consultation as an expert witness. Gruy manages, operates and provides consulting services on oil and gas properties located in Texas, Oklahoma, Mississippi, Louisiana, New Mexico and Kansas. Gruy is an important component of the Company's acquisition program. As the operator of wells for third parties and as a provider of consulting services for the energy industry, Gruy is often able to identify attractive acquisition opportunities.

  Hunter Butcher

     The Company provides consulting services to Latin American energy companies through Hunter Butcher. Hunter Butcher has primarily focused on assisting energy-related Mexican companies in obtaining financing for their purchases in the United States of products for import into Mexico. This is accomplished through a commercial bank credit facility established to facilitate short and medium term credit for Hunter Butcher to purchase these products and resell them to its clients at a slight premium. The credit risk to Hunter Butcher on such resales is lessened by partial guarantees of approximately 85% to 90% of such borrowings by the Export Import Bank of the United States (the "ExIm Bank"), by credit insurance and through deposits by Hunter Butcher's clients to secure the unguaranteed portion of the indebtedness and certain interest. Hunter Butcher could, however, incur a loss under such arrangement in repaying indebtedness under the credit facility since the applicable ExIm Bank guaranty and deposit would not be adequate to pay interest under the credit facility at the default rate or cover other possible losses. In addition, the Company itself may from time to time guarantee the indebtedness incurred under the credit facility by Hunter Butcher for its clients, but the Credit Facility limits the Company to guaranteeing not more than $3.0 million of such indebtedness at any time.

OIL AND GAS RESERVES

  General

     All information set forth in this Prospectus regarding estimated proved reserves, related estimated future net cash flows and SEC PV-10 of the Company's oil and gas interests is taken from reports prepared (i) by Gaffney, Cline and Glenn Harrison Petroleum Consultants, Inc. ("Glenn Harrison"), both independent petroleum engineers in Dallas, Texas with respect to the Company's interests at December 31, 1996 (using oil and gas prices at both December 31, 1996 and March 31, 1997), (ii) by the engineers named in the footnotes to the tables below with respect to the Company's interests at December 31, 1995 and (iii) by Ryder Scott with respect to the Permian Basin Properties at December 31, 1996 (using oil and gas prices at both December 31, 1996 and March 31, 1997) and with respect to all the Company's properties at September 30, 1997. The estimates of these independent petroleum engineers were based upon their review of production histories and other geological, economic, ownership and engineering data provided by the Company and, in the case of Ryder Scott's report at December 31, 1996, by Burlington and the Company.

     In accordance with Commission guidelines (and except for the alternative estimates of future net cash flows and SEC PV-10 as of December 31, 1996 using March 31, 1997 prices), the estimates of future net cash flows from Proved Reserves and their SEC PV-10 are made using oil and gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties. The Company's estimates of Proved Reserves, future net cash flows and SEC PV-10 were estimated using the following weighted average prices (other than prices at March 31, 1997, which are market prices as adjusted for Btu content), before deduction of production taxes:

                                          PRICES USED IN RESERVE REPORTS AT DECEMBER 31,
                                       ----------------------------------------------------
                                                                 PRO FORMA 1996(1)
                                                         ----------------------------------
                                                         DECEMBER 31, 1996   MARCH 31, 1997
                                        1995     1996        PRICES(2)         PRICES(3)
                                       ------   ------   -----------------   --------------
Gas (per Mcf)........................  $ 1.46   $ 4.03        $ 4.05             $ 2.30
Oil (per Bbl)........................  $15.60   $24.37        $24.18             $20.41

---------------

(1) Gives effect to the Permian Basin Acquisition as if it had occurred on December 31, 1996.

(2) Proved Reserves attributable to the Permian Basin Properties at December 31, 1996 were estimated based upon weighted average prices (before deduction of production taxes) of $4.12 per Mcf of gas and $23.61 per Bbl of oil.

(3) Proved Reserves attributable to the Permian Basin Properties at December 31, 1996 using prices at March 31, 1997 were based upon market prices (before deduction of production taxes) of $2.30 per Mcf of gas and $20.41 per Bbl of oil.

     All reserves are evaluated at contract temperature and pressure which can affect the measurement of gas reserves. Operating costs, development costs and certain production-related and ad valorem taxes were deducted in arriving at the estimated future net cash flows. No provision was made for income taxes. The following estimates set forth reserves considered to be economically recoverable under normal operating methods and existing conditions at the prices and operating costs prevailing at the dates indicated above. The estimates of the SEC PV-10 from future net cash flows differ from the standardized measure of discounted future net cash flows set forth in the notes to the Consolidated Financial Statements of the Company, which is calculated after provision for future income taxes. There can be no assurance that these estimates are accurate predictions of future net cash flows from oil and gas reserves or their present value.

     Proved Reserves are estimates of oil and gas to be recovered in the future. Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and gas that cannot be measured in an exact way. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve reports of other engineers might differ from the reports contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Cash Flows."

     Except for the effect of changes in oil and gas prices, no major discovery or other favorable or adverse event is believed to have caused a significant change in these estimates of the Company's proved reserves since December 31, 1996.

     No estimates of Proved Reserves of oil and gas have been filed by the Company with, or included in any report to, any United States authority or agency (other than the Commission) since January 1, 1996.

  Company Reserves

     The following tables set forth the estimated Proved Reserves of oil and gas of the Company and the SEC PV-10 thereof on (i) an actual basis at December 31, 1995 and 1996 and (ii) a pro forma basis giving effect to the Permian Basin Acquisition as if it had occurred on December 31, 1996 (using oil and gas prices at both December 31, 1996 and March 31, 1997).

                    ESTIMATED PROVED OIL AND GAS RESERVES(1)

                                                               AT DECEMBER 31,
                                           --------------------------------------------------------
                                                                            PRO FORMA 1996(4)
                                                                      -----------------------------
                                                                      DECEMBER 31,     MARCH 31,
                                            1995(2)       1996(3)     1996 PRICES    1997 PRICES(5)
                                           ----------   -----------   ------------   --------------
NET GAS RESERVES (MCF):
Proved Developed Producing Reserves......   8,796,748    71,166,555   148,486,702     139,410,810
Proved Developed Non-Producing
  Reserves...............................          --       108,586       161,546         160,960
Proved Undeveloped Reserves..............   5,275,168    19,290,856    41,793,954      41,791,208
                                           ----------   -----------   -----------     -----------
          Total Proved Gas Reserves......  14,071,916    90,565,997   190,442,202     181,362,984
                                           ==========   ===========   ===========     ===========
NET OIL RESERVES (BBL):
Proved Developed Producing Reserves......   1,681,841     1,849,846    10,804,735      10,050,370
Proved Developed Non-Producing
  Reserves...............................          --       112,338       125,979         119,641
Proved Undeveloped Reserves..............   2,085,898     3,376,071     9,698,562       9,681,158
                                           ----------   -----------   -----------     -----------
          Total Proved Oil Reserves......   3,767,739     5,338,255    20,629,276      19,851,169
                                           ==========   ===========   ===========     ===========
          Total Proved Reserves (Mcfe)...  36,678,350   122,595,527   314,217,858     300,469,998
                                           ==========   ===========   ===========     ===========

                   ESTIMATED SEC PV-10 OF PROVED RESERVES(1)

                                                            AT DECEMBER 31,
                                     -------------------------------------------------------------
                                                                          PRO FORMA 1996(4)
                                                                    ------------------------------
                                                                    DECEMBER 31,      MARCH 31,
                                       1995(2)        1996(3)       1996 PRICES     1997 PRICES(5)
                                     -----------    ------------    ------------    --------------
ESTIMATED SEC PV-10(6):
Proved Developed Producing
  Reserves.........................  $19,036,205    $115,858,134    $295,509,505     $161,683,897
Proved Developed Non-Producing
  Reserves.........................           --         664,308         987,032          682,003
Proved Undeveloped
  Reserves.........................   18,173,125      48,244,017     111,552,418       62,465,119
                                     -----------    ------------    ------------     ------------
Total SEC PV-10 of Proved
  Reserves.........................  $37,209,330    $164,766,459    $408,048,955     $224,831,019
                                     ===========    ============    ============     ============

---------------

(1) Based upon (i) reserve report at December 31, 1995 prepared by James J. Weisman, Jr.; (ii) reserve reports at December 31, 1996 prepared by Gaffney, Cline and Glenn Harrison; and (iii) reserve report relating to the Permian Basin Properties at December 31, 1996 prepared by Ryder Scott.

(2) Includes reserves acquired in the Magnum Hunter Combination. See "-- Recent Acquisitions."

(3) Includes reserves acquired in the Panoma Acquisition. See "-- Recent Acquisitions."

(4) Gives effect to the Permian Basin Acquisition as if it had occurred on December 31, 1996.

(5) Proved Reserves and SEC PV-10 have been estimated as of December 31, 1996 using March 31, 1997 market prices of $20.41 per Bbl of oil and $2.30 per Mcf of gas. Such Proved Reserves and SEC PV-10 have not been adjusted for production for the three-month period ended March 31, 1997.

(6) SEC PV-10 differs from the standardized measure of discounted future net cash flows set forth in the notes to the Consolidated Financial Statements of the Company, which is calculated after provision for future income taxes.

  Significant Properties

     On December 31, 1996, after giving pro forma effect to the Permian Basin Acquisition, 86% of the Company's Proved Reserves on a Bcfe basis were located in the Permian Basin Properties and the Panoma Properties. On such date the Company's properties included, on a pro forma basis, working interests in 2,581 gross (1,436 net) productive oil and gas wells. The Company also held interests in 10,992 gross (5,003 net) undeveloped acres on a pro forma basis at December 31, 1996.

     The following table sets forth summary information with respect to the Company's estimated Proved Reserves of oil and gas on a pro forma basis at December 31, 1996.

                                         SEC PV-10(1)
                                    ----------------------                              NATURAL GAS
                                        AMOUNT       % OF       OIL           GAS       EQUIVALENT
                                    (IN THOUSANDS)   TOTAL     (BBL)         (MCF)        (MCFE)
                                    --------------   -----   ----------   -----------   -----------
Permian Basin Properties(2)(3)....     $243,282       59.6%  15,291,021    99,876,205   191,622,331
Panoma Properties(4)..............      111,030       27.2%      28,531    77,114,929    77,286,115
Other(5)..........................       53,736       13.2%   5,309,724    13,451,068    45,309,412
                                       --------      -----   ----------   -----------   -----------
          Total(2)................     $408,048      100.0%  20,629,276   190,442,202   314,217,858
                                       ========      =====   ==========   ===========   ===========

---------------

(1) SEC PV-10 differs from the standardized measure of discounted future net cash flows set forth in the notes to the Consolidated Financial Statements of the Company, which is calculated after provision for future income taxes.

(2) Gives effect to the Permian Basin Acquisition as if it had occurred on December 31, 1996.

(3) Based on a reserve report at December 31, 1996 prepared by Ryder Scott.

(4) Based on a reserve report at December 31, 1996 prepared by Gaffney, Cline.

(5) Based on reserve reports at December 31, 1996 prepared by Gaffney, Cline and Glenn Harrison.

  Permian Basin Reserves

     The following tables set forth as of December 31, 1996 the estimated Proved Reserves and the SEC PV-10 thereof for the Permian Basin Properties.

    ESTIMATED PROVED OIL AND GAS RESERVES OF THE PERMIAN BASIN PROPERTIES(1)

                                                                     AT DECEMBER 31, 1996
                                                              -----------------------------------
                                                              DECEMBER 31, 1996    MARCH 31, 1997
                                                                   PRICES            PRICES(2)
                                                              -----------------    --------------
NET GAS RESERVES (MCF):
  Proved Developed Producing Reserves.......................      77,320,147         71,319,816
  Proved Developed Non-Producing Reserves...................          52,960             52,960
  Proved Undeveloped Reserves...............................      22,503,098         22,503,098
                                                                 -----------        -----------
          Total Proved Reserves of gas......................      99,876,205         93,875,874
                                                                 -----------        -----------
NET OIL RESERVES (BBL):
  Proved Developed Producing Reserves.......................       8,954,889          8,296,370
  Proved Developed Non-Producing Reserves...................          13,641             13,641
  Proved Undeveloped Reserves...............................       6,322,491          6,304,139
                                                                 -----------        -----------
          Total Proved Reserves of oil......................      15,291,021         14,614,150
                                                                 -----------        -----------
          Total Proved Reserves (Mcfe)......................     191,622,331        181,560,774
                                                                 ===========        ===========

   ESTIMATED SEC PV-10 OF PROVED RESERVES OF THE PERMIAN BASIN PROPERTIES(1)

                                                                     AT DECEMBER 31, 1996
                                                              -----------------------------------
                                                              DECEMBER 31, 1996    MARCH 31, 1997
                                                                   PRICES            PRICES(2)
                                                              -----------------    --------------
ESTIMATED SEC PV-10(3):
  Proved Developed Producing Reserves.......................    $179,651,371        $103,553,897
  Proved Developed Non-Producing Reserves...................         322,724             232,003
  Proved Undeveloped Reserves...............................      63,308,400          35,782,169
                                                                ------------        ------------
          Total SEC PV-10 of Proved Reserves................    $243,282,495        $139,568,069
                                                                ============        ============

---------------

(1) Based upon reserve reports at December 31, 1996 prepared by Ryder Scott.

(2) Proved Reserves and SEC PV-10 have been estimated as of December 31, 1996 using March 31, 1997 market prices of $20.41 per Bbl of oil and $2.30 per Mcf of gas at the Permian Basin Properties. Such Proved Reserves and SEC PV-10 have not been adjusted for production for the three-month period ended March 31, 1997.

(3) SEC PV-10 differs from the standardized measure of discounted future net cash flows set forth in the notes to the Consolidated Financial Statements of the Company, which is calculated after provision for future income taxes.

OIL AND GAS PRODUCTION, PRICES AND COSTS

     The following table shows the approximate net production attributable to the Company's oil and gas interests, the average sales price and the average production expense attributable to the Company's oil and gas production for the periods indicated. Except for pro forma data, production and sales information relating to properties acquired or disposed of is reflected in this table only since or up to the closing date of their respective acquisition or sale and may affect the comparability of the data between the periods presented.


                                                   YEAR ENDED DECEMBER 31,           NINE MONTHS
                                              ----------------------------------        ENDED
                                                                           PRO      SEPTEMBER 30,
                                                                          FORMA    ---------------
                                               1994     1995     1996    1996(1)    1996     1997
                                              ------   ------   ------   -------   ------   ------
Oil and gas production:
  Oil (MBbl)................................      42       30      191    1,105       140      490
  Gas (MMcf)................................      88      102    2,675   13,811     1,632    6,451
  Natural Gas Equivalents (MMcfe)...........     340      282    3,821   20,441     2,472    9,391
Average sales price(2):
  Oil (per Bbl).............................  $14.20   $15.60   $20.46   $20.15    $19.92   $17.79
  Gas (per Mcf).............................    1.53     1.46     2.37     2.22      2.23     2.18
  Natural Gas Equivalents (per Mcfe)........    2.15     2.19     2.68     2.59      2.57     2.43
Oil and gas production expense (per
  Mcfe)(3)..................................  $ 0.94   $ 0.95   $ 1.15   $ 0.84    $ 1.14   $ 0.91


---------------

(1) Gives effect to the Permian Basin Acquisition as if it had occurred on January 1, 1996.

(2) Before deduction of production taxes and net of hedging results for the two years ended December 31, 1996.

(3) Includes lease operating expenses and production and ad valorem taxes, if applicable. For the years ended December 31, 1996 on a historical basis and December 31, 1996 on a pro forma basis and the nine months ended September 30, 1997, includes internal transfer price expenses for gas gathering and overhead costs of $0.23 per Mcfe, $0.04 per Mcfe and $0.16 per Mcfe, respectively. Internal transfer price expenses are not available for the nine months ended September 30, 1996.

DRILLING ACTIVITY

     The following table sets forth the results of the Company's drilling activities during the three fiscal years ended December 31, 1996 and the period from January 1, 1997 through September 30, 1997. Since September 30, 1997 through October 28, 1997, the Company has drilled one dry hole and has completed 13 producing wells. At October 28, 1997 the Company was in the process of drilling seven development wells (4.7 net wells).

                                               GROSS WELLS(1)                   NET WELLS(2)
                                        -----------------------------   -----------------------------
 YEAR            TYPE OF WELL           PRODUCING(3)   DRY(4)   TOTAL   PRODUCING(3)   DRY(4)   TOTAL
-------          ------------           ------------   ------   -----   ------------   ------   -----
1994     Exploratory.................        --          --      --           --          --       --
         Development.................         2           1       3         0.50        0.25     0.75
1995     Exploratory.................         2          --       2         0.55          --     0.55
         Development.................        --          --      --           --          --       --
1996     Exploratory.................         4           4       8         2.63        2.60     5.23
         Development.................         3          --       3         0.66          --     0.66
1997(5)  Exploratory.................         2          --       2         0.45          --     0.45
         Development.................        46          --      46        40.63          --    40.63

---------------

(1) The number of gross wells is the total number of wells in which a working interest is owned. Fluid injection wells for waterflood and other enhanced recovery projects are not included as gross wells.

(2) The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

(3) A producing well is an exploratory or development well found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(4) A dry well is an exploratory or development well that is not a producing well.

(5) Based on wells completed through September 30, 1997.

OIL AND GAS WELLS

     The following table sets forth the number of productive oil and gas wells in which the Company had a working interest at December 31, 1996.

                                                                 PRODUCTIVE WELLS
                                                    -------------------------------------------
                                                        GROSS(1)                NET(2)
                                                    -----------------   -----------------------
                     LOCATION                       OIL   GAS   TOTAL    OIL     GAS     TOTAL
                     --------                       ---   ---   -----   -----   ------   ------
Texas.............................................  113   447    560    53.35   381.72   435.07
Oklahoma..........................................   26   117    143    21.85   103.09   124.94
Mississippi.......................................    4    --      4     2.98       --     2.98
New Mexico........................................    3     3      6     2.48     0.64     3.12
California........................................   14    --     14     1.05       --     1.05
Kansas............................................    2    --      2     1.90       --     1.90
                                                    ---   ---    ---    -----   ------   ------
          Total...................................  162   567    729    83.61   485.45   569.06
                                                    ===   ===    ===    =====   ======   ======

---------------

(1) The number of gross wells is the total number of wells in which a working interest is owned. Well counts include wells with multiple completions, but do not include injector wells.

(2) The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

     On a pro forma basis at December 31, 1996, the Company had a working interest in 2,581 gross (1,436 net) productive oil and gas wells.

OIL AND GAS ACREAGE

     The following table summarizes the Company's developed and undeveloped leasehold acreage at December 31, 1996.

                                                               DEVELOPED           UNDEVELOPED
                                                           ------------------   -----------------
                        LOCATION                           GROSS(1)   NET(2)    GROSS(1)   NET(2)
                        --------                           --------   -------   --------   ------
Texas....................................................   167,216   151,293     10,432   4,711
Oklahoma.................................................    45,610    42,982         --      --
Mississippi..............................................       528       452         --      --
New Mexico...............................................       840       702         --      --
California...............................................       509        38         --      --
Kansas...................................................        80        69         --      --
                                                            -------   -------     ------   -----
          Total..........................................   214,783   195,536     10,432   4,711
                                                            =======   =======     ======   =====

---------------

(1) The number of gross acres is the total number of acres in which a working interest is owned.

(2) The number of net acres is the sum of fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

     On a pro forma basis at December 31, 1996, the Company held interests in 328,033 gross (277,419 net) developed acres and 10,992 gross (5,003 net) undeveloped acres.

     Substantially all of the Company's interests are leasehold working interests or overriding royalty interests (as opposed to mineral or fee interests) under standard onshore oil and gas leases. As is customary in the industry, the Company generally acquires oil and gas acreage without any warranty of title except as to claims made by, through or under the transferor. Although the Company has title examined by a landman or title attorney prior to acquisition of developed acreage in those cases in which the economic significance of the acreage justifies the cost, there can be no assurance that losses will not result from title defects or from defects in the assignment of leasehold rights. In many instances, title opinions may not be obtained if in the Company's judgment it would be uneconomical or impractical to do so.

COMPETITION

     The oil and gas industry is highly competitive. Competitors of the Company include major oil companies, other independent oil and gas concerns, and individual producers and operators, many of which have substantially greater financial resources and larger staffs and facilities than those of the Company. In addition, the Company frequently encounters competition in the acquisition of oil and gas properties and gas gathering systems, and in its management and consulting business. The principal means of such competition are the amount and terms of the consideration offered. The principal means of such competition with respect to the sale of oil and gas production are product availability and price. The price at which the Company's gas may be sold will continue to be affected by a number of factors, including the price of alternate fuels such as oil and coal and competition among various gas producers and marketers. See "Risk Factors -- Competition."

REGULATION

  General Federal and State Regulation

     The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

     The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Many states restrict production to the market demand for oil and gas. Some states have enacted statutes prescribing ceiling prices for gas sold within their states.

     FERC regulates interstate gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of gas, and has substantially increased competition and volatility in gas markets.

     The price the Company receives from the sale of oil and natural gas liquids is affected by the cost of transporting products to market. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty the effects, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce wellhead prices for oil and natural gas liquids. Finally, from time to time regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below natural production capacity in order to conserve supplies of oil and gas. See "Risk Factors -- Laws and Regulations."

  Environmental Regulation

     The Company's exploration, development, and production of oil and gas, including its operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. Such laws and regulations can increase the costs of planning, designing, installing and operating oil and gas wells. The Company's domestic activities are subject to a variety of environmental laws and regulations, including but not limited to, the Oil Pollution Act of 1990 ("OPA"), the Clean Water Act ("CWA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA"), the Clean Air Act ("CAA"), and the Safe Drinking Water Act ("SDWA"), as well as state regulations promulgated under comparable state statutes. The Company also is subject to regulations governing the handling, transportation, storage, and disposal of naturally occurring radioactive materials that are found in its oil and gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species, and impose substantial liabilities for cleanup of pollution.

     Under the OPA, a release of oil into water or other areas designated by the statute could result in the Company being held responsible for the costs of remediating such a release, certain OPA specified damages, and natural resource damages. The extent of that liability could be extensive, as set forth in the statute, depending on the nature of the release. A release of oil in harmful quantities or other materials into water or other specified areas could also result in the Company being held responsible under the CWA for the costs of remediation, and civil and criminal fines and penalties.

     CERCLA and comparable state statutes, also known as "Superfund" laws, can impose joint and several and retroactive liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a "hazardous substance" into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions, and entities that arrange for the disposal or treatment of, or transport hazardous substances found at the site. Although CERCLA, as amended, currently exempts petroleum, including but not limited to, crude oil, gas and natural gas liquids from the definition of hazardous substance, the Company's operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, there can be no assurance that the exemption will be preserved in future amendments of the act, if any.

     RCRA and comparable state and local requirements impose standards for the management, including treatment, storage, and disposal of both hazardous and nonhazardous solid wastes. The Company generates hazardous and nonhazardous solid waste in connection with its routine operations. From time to time, proposals have been made that would reclassify certain oil and gas wastes, including wastes generated during pipeline, drilling, and production operations, as "hazardous wastes" under RCRA which would make such solid wastes subject to much more stringent handling, transportation, storage, disposal, and clean-up requirements. This development could have a significant impact on the Company's operating costs. While state laws vary on this issue, state initiatives to further regulate oil and gas wastes could have a similar impact.

     Because oil and gas exploration and production, and possibly other activities, have been conducted at some of the Company's properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances require remediation. In addition, the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with such properties. While the Company does not believe that costs to be incurred by the Company for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

     Additionally, in the course of the Company's routine oil and gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and the Company incurs costs for waste handling and environmental compliance. Moreover, the Company is able to control directly the operations of only those wells for which it acts as the operator. Notwithstanding the Company's lack of control over wells owned by the Company but operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributable to the Company. The Company currently expects to spend approximately $725,000 over the next five years in connection with remediation and environmental compliance, including $75,000 for the remainder of 1997, $200,000 in 1998 and $150,000 in 1999.

     It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance. There can be no assurance that more stringent laws and regulations protecting the environment will not be adopted or that the Company will not otherwise incur material expenses in connection with environmental laws and regulations in the future. See "Risk Factors -- Laws and Regulations."

EMPLOYEES

     At September 30, 1997, the Company had 57 full-time employees of which nine were management, 21 were administrative and 27 were field employees. None of the Company's employees are represented by a union. Management considers its relations with employees to be good.

FACILITIES

     The Company occupies approximately 11,590 square feet of office space at 600 East Las Colinas Boulevard, Suite 1200, Irving, Texas, under a lease that expires in November 2001. The Company owns a field office and production yard in Shamrock, Texas. The Company also has field production offices in Midland, Texas and Hobbs, New Mexico.

LEGAL PROCEEDINGS

     No legal proceedings are pending other than ordinary routine litigation incidental to the Company's business, the outcome of which management believes will not have a material adverse effect on the Company.

                                   MANAGEMENT

     The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, and all offices and positions with the Company. Each director is elected for a period of one year and thereafter serves until his successor is duly elected by the stockholders of the Company and qualifies.

        NAME           AGE                              TITLE
        ----           ---                              -----
Gary C. Evans........  40    Director, President and Chief Executive Officer of the
                             Company
Matthew C. Lutz......  63    Chairman and Executive Vice President of Exploration and
                             Business Development of the Company
Chris Tong...........  41    Senior Vice President and Chief Financial Officer of the
                             Company
David S. Krueger.....  48    Vice President and Chief Accounting Officer of the Company
Morgan F. Johnston...  37    Vice President, General Counsel and Secretary of the Company
Richard R. Frazier...  50    President and Chief Operating Officer of Magnum Hunter
                             Production, Inc. and Chief Operating Officer of Gruy
R. Renn Rothrock,      55
  Jr. ...............        President of both Hunter Gas Gathering, Inc. and Gruy and
                             Executive Vice President of Magnum Hunter Production, Inc.
Michael McInerney....  56    Vice President, Corporate Development & Investor Relations
Gerald W. Bolfing....  69    Director of the Company
Oscar C. Lindemann...  75    Director of the Company
John H. Trescot,       72
  Jr. ...............        Director of the Company
James E. Upfield.....  77    Director of the Company

     Gary C. Evans has served as President, Chief Executive Officer and a director of the Company since December 31, 1995 and Chairman and Chief Executive Officer of all of the Hunter Subsidiaries since their formation or acquisition. He served as Chief Financial Officer from January 1997 to August 1997. He acted as Chairman, President and Chief Executive Officer of Hunter from September 1992 until October 1996. Previously, he was President and Chief Operating Officer of Hunter from December 1990 to September 1992. From 1985 to 1990, Mr. Evans was Chairman, President and Chief Executive Officer of Sunbelt Energy, Inc. and its subsidiaries, which were merged with Hunter. From 1981 to 1985, Mr. Evans was associated with the Mercantile Bank of Canada where he held various positions including Vice President and Manager of the Energy Division of the Southwestern United States. From 1978 to 1981, he served in various capacities with National Bank of Commerce (now BancTexas, N.A.) including Credit Manager and Credit Officer. Mr. Evans serves on the Board of Directors of Karts International Incorporated, a Nasdaq-listed company, and Digital Communications Technology Corporation, an American Stock Exchange listed company.

     Matthew C. Lutz became Chairman as of March 31, 1997 after having served as Vice Chairman of the Company since December 31, 1995. Mr. Lutz has also served as Executive Vice President of Exploration and Business Development since December 31, 1995. Mr. Lutz held similar positions with Hunter from September 1993 until October 1996. From 1984 through 1992, Mr. Lutz was Senior Vice President of Exploration and on the Board of Directors of Enserch Exploration, Inc. with responsibility for such company's worldwide oil and gas exploration and development program. Prior to joining Enserch, Mr. Lutz spent 28 years with Getty Oil Company. He advanced through several technical, supervisory and managerial positions which gave him various responsibilities including exploration, production, lease acquisition, administration and financial planning.

     Chris Tong became Senior Vice President and Chief Financial Officer as of August 18, 1997. Previously, Mr. Tong was Senior Vice President of Finance of Tejas Acadian Holding Company and its subsidiaries including Tejas Gas Corp., Acadian Gas Corporation and Transok, Inc., all of which are wholly-owned subsidiaries of Tejas Gas Corporation. Mr. Tong held these positions since August 1996, and served in other treasury positions with Tejas beginning August 1989. He was also responsible for managing Tejas' property and liability insurance. From 1980 to 1989, Mr. Tong served in various energy lending capacities with Canadian Imperial Bank of Commerce, Post Oak Bank, and Bankers Trust Company in Houston, Texas. Prior to his banking career, Mr. Tong also served over a year with Superior Oil Company as a Reservoir Engineering

Assistant. Mr. Tong is a Summa Cum Laude graduate of the University of Southwestern Louisiana with a Bachelor of Arts degree in Economics and a minor in Mathematics.

     David S. Krueger has served as Chief Accounting Officer of the Company since January 1997. Mr. Krueger acted as Vice President-Finance of Cimarron Gas Holding Co., a gas processing and natural gas liquids marketing company in Tulsa, Oklahoma, from April 1992 until January 1997. He served as Vice President/Controller of American Central Gas Companies, Inc., a gas gathering, processing and marketing company from May 1988 until April 1992. From 1974 to 1986, Mr. Krueger served in various managerial capacities for Southland Energy Corporation. From 1971 to 1973, Mr. Krueger was a staff accountant with Arthur Andersen LLP. Mr. Krueger, a certified public accountant, graduated from the University of Arkansas with a B.S./B.A. degree in Business Administration and earned his M.B.A. from the University of Tulsa.

     Morgan F. Johnston has served as Vice President and General Counsel since April 1, 1997 and has served as the Company's Secretary since May 1, 1996. Mr. Johnston was in private practice as a sole practitioner from May 1, 1996 to April 1, 1997, specializing in corporate and securities law. From February 1994 to May 1996, Mr. Johnston served as general counsel for Millennia, Inc. (formerly known as SOI Industries, Inc.) and Digital Communications Technology Corporation, two American Stock Exchange listed companies. He also served as general counsel to Halter Capital Corporation, a private consulting firm from August 1991 to May 1996. For the two years prior to August 1, 1991 he was securities counsel for Motel 6 L.P., a New York Stock Exchange listed company. Mr. Johnston graduated cum laude from Texas Tech Law School in May 1986 and is licensed to practice law in the State of Texas.

     Richard R. Frazier has been President of Magnum Hunter Production, Inc. and Chief Operating Officer of Magnum Hunter Production, Inc. and Gruy since January 1994. From 1977 to 1993, Mr. Frazier was employed by Edisto Resources Corporation in Dallas, serving as Executive Vice President Exploration and Production from 1983 to 1993, where he had overall responsibility for its property acquisition, exploration, drilling, production, gas marketing and engineering functions. From 1972 to 1976, Mr. Frazier served as District Production Superintendent and Petroleum Engineer with HNG Oil Company (now Enron Oil & Gas Company) in Midland, Texas. Mr. Frazier's initial employment, from 1968 to 1971, was with Amerada Hess Corporation as a petroleum engineer involved in numerous projects in Oklahoma and Texas. Mr. Frazier graduated in 1970 from the University of Tulsa with a Bachelor of Science Degree in Petroleum Engineering. He is a registered Professional Engineer in Texas and a member of the Society of Petroleum Engineers and many other professional organizations.

     R. Renn Rothrock, Jr. has been President of both Hunter Gas Gathering, Inc. and Gruy and Executive Vice President of Magnum Hunter Production, Inc. since January 1994. He served as Executive Vice President and Chief Operating Officer of Gruy from May 1988 until January 1994. Mr. Rothrock was Executive Vice President and General Manager of Gruy Engineering Corporation from 1986 until May 1988. Over his 32-year career, Mr. Rothrock has also served as a reservoir engineer and operations research engineer at Skelly Oil Company and as an area engineer at Amerada Petroleum Corporation; the Engineering Editor of Petroleum Engineer International Magazine; Vice President and Energy Manager of the First National Bank of Mobile, Alabama; Executive Vice President of Energy Assets International Corporation, a public company that financed oil and gas ventures; and the producer and operator of his own gas gathering and transportation system. Mr. Rothrock earned a B.S. degree in Petroleum Engineering and an M.S. degree in Engineering from the University of Oklahoma. He is a member of the Society of Professional Engineers, the National Society of Professional Engineers, the National Academy of Forensic Engineers and the Texas Society of Professional Engineers. Mr. Rothrock is a registered Professional Engineer in Texas and Oklahoma.

     Michael McInerney has been Vice President, Corporate Development & Investor Relations of the Company since October 1997. Prior to joining the Company, Mr. McInerney owned Energy Advisors, Inc., an energy consulting firm, from June 1993 until October 1997. Mr. McInerney was employed from 1981 until June 1993 by Triton Energy Corporation, an independent energy company, where his responsibilities included investor relations, acquisitions and corporate planning. Before joining Triton Energy Corporation, Mr. McInerney served nine years in various financial management positions with American Natural Resources Company, a gas transmission and distribution corporation. Mr. McInerney graduated from the University of Michigan with a B.B.A.

     Gerald W. Bolfing has been a director of the Company since December 31, 1995. Mr. Bolfing was appointed a director of Hunter in August 1993. He is an investor in the oil and gas business and a past officer of one of Hunter's former subsidiaries. From 1962 to 1980, Mr. Bolfing was a partner in Bolfing Food Stores in Waco, Texas. During this time, he also joined American Service Company in Atlanta, Georgia from 1964 to 1965, and was active with Cable Advertising Systems, Inc. of Kerrville, Texas from 1978 to 1981. He joined a Hunter subsidiary in the well servicing business in 1981 where he remained active until its divestiture in 1992. Mr. Bolfing is on the board of directors of Capital Marketing Corporation of Hurst, Texas.

     Oscar C. Lindemann has served as a director of the Company since December 31, 1995. Mr. Lindemann was previously a director of Hunter, having been appointed in November 1995. Mr. Lindemann has over 40 years experience in the financial industry. Mr. Lindemann began his banking career with the Texas Bank and Trust in Dallas, Texas in 1951. He served the bank until 1977 in many capacities, including Chief Executive Officer and Chairman of the Board. Since leaving Texas Bank and Trust, he has served as Vice Chairman of both the United National Bank and the National Bank of Commerce, also in Dallas. Mr. Lindemann has also served as a consultant to the banking industry. He retired from commercial banking in 1987. Mr. Lindemann is a former President of the Texas Bankers Association, and a former state representative to the American Bankers Association. He was a Founding Director and Board Member of VISA, and a member of the Reserve City Bankers Association. He has served as an instructor at both the Southwestern Graduate School of Banking at Southern Methodist University and the School of Banking of the South at Louisiana State University. He has also served as a faculty member for four years in the College of Business Administration at the University of Texas in Austin teaching various banking subjects.

     John H. Trescot, Jr. has served as a director of the Company since June 5, 1997. For the last five years, Mr. Trescot has been a principal of AWA Management Corporation, a professional consulting firm specializing in oil, timber, pulp and paper, and financial management. Early in his career, Mr. Trescot held various positions in woodlands, and pulp and paper, advancing to the position of Senior Vice President, Southern Operations at Hudson Pulp & Paper Corp. (now part of Georgia Pacific Corp.) Later Mr. Trescot became Vice President of The Charter Company, a corporation with operations in oil, communications and insurance. In 1979, Mr. Trescot became the Chief Executive Officer of "Jari" Florestal e Agropecuaria, Ltda., a pulp, timber, rice and kaolin operation in the Amazon Basin of Brazil owned by D.K. Ludwig. In 1981, Mr. Trescot became the Chief Executive Officer of TOT Drilling Corp., a contract drilling company drilling in west Texas and New Mexico.

     James E. Upfield has served as a director of the Company since December 31, 1995. Mr. Upfield was appointed a director of Hunter in August 1992. Mr. Upfield is Chairman of Temtex Industries, Inc. based in Dallas, Texas, a public company that produces consumer hard goods and building materials. In 1969, Mr. Upfield served on a select Presidential Committee serving postal operations of the United States of America. He later accepted the responsibility for the Dallas region, which encompassed Texas and Louisiana. From 1959 to 1967, Mr. Upfield was President of Baifield Industries, Inc. ("Baifield") and its predecessor, a company he founded in 1949 which merged with Baifield in 1963. Baifield was engaged in prime government contracts for military systems and sub-systems in the production of high-strength, light-weight metal products. In 1967, Baifield was acquired by Automatic Sprinkler Corporation of America, where Mr. Upfield remained until resigning in 1968 to pursue other business opportunities.

SIGNIFICANT OFFICERS OF SUBSIDIARIES

     R. Douglas Cronk, age 50, has been Vice President of Operations for Magnum Hunter Production, Inc. since May 1996, at which time the Company acquired from Mr. Cronk Rampart Petroleum, Inc., based in Abilene, Texas. Rampart had been an active operating and exploration company in the north central and west Texas region since 1983. Prior to the formation of Rampart, Mr. Cronk was an independent oil and gas consultant in Houston, Texas for approximately two years. From 1974 to 1981, Mr. Cronk held various positions with subsidiaries of Deutsch Corporation of Tulsa, Oklahoma, including Southland Drilling and Production where he became Vice President of Drilling and Production. Mr. Cronk is a Chemical Engineer graduate from the University of Tulsa.

     Russell A. Talley, age 64, has been Executive Vice President and Drilling Manager of Gruy Company since January 1991. From 1959 to 1970, Mr. Talley worked for Diamond Shamrock Oil & Gas Company in Amarillo, Texas, where he had substantial responsibilities in drilling, production and workover programs. From 1970 to 1985, Mr. Talley worked for Samedan Oil Corporation in Houston, Texas, where he became the Manager of Offshore Drilling and Production. He managed all domestic and Canadian drilling operations and supervised international operations in Ecuador, the North Sea and Canada. From 1985 to 1987, Mr. Talley was Vice President of Operations for Seagull Energy E & P, Inc. in Houston, where he was responsible for all onshore and offshore drilling operations. In 1988 he established Texstar Energy Operators, Inc., which was acquired by Gruy in 1991.

                       PRINCIPAL AND SELLING SHAREHOLDERS

SECURITY OWNERSHIP

     The following table sets forth certain information as of September 30, 1997 and after giving effect to the Offering made hereby, regarding the share ownership of the Company by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company, (ii) each director, (iii) the Company's Chief Executive Officer and the two other most highly compensated executive officers of the Company (including the Selling Shareholder), and (iv) all directors and executive officers of the Company, as a group. Additionally, this table reflects the number of shares of Common Stock to be sold by the Selling Shareholder in this Offering. None of the directors or executive officers named below owned, as of September 30, 1997, any shares of the Company's Series A Preferred Stock or its TCW Preferred Stock. The business address of each officer and director listed below is: c/o Magnum Hunter Resources, Inc., 600 East Las Colinas Blvd., Suite 1200, Irving, Texas 75039.


                                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY OWNED
                                       OWNED PRIOR TO THE OFFERING                  AFTER THE OFFERING
                                       ----------------------------   SHARES    --------------------------
                                          NUMBER        PERCENT OF     BEING       NUMBER        PERCENT
                NAME                   OF SHARES(1)      CLASS(1)     OFFERED   OF SHARES(1)   OF CLASS(1)
                ----                   -------------   ------------   -------   ------------   -----------
Directors and Executive Officers
  Gary C. Evans(2)...................    1,618,046         11.7%      150,000    1,468,046         6.7%
  Matthew C. Lutz....................      271,338          2.0            --      271,338         1.3%
  Gerald W. Bolfing..................      324,022          2.4            --      324,022         1.5%
  Oscar C. Lindemann.................        1,624            *            --        1,624           *
  John H. Trescot, Jr. ..............       22,154            *            --       22,154           *
  James E. Upfield...................       29,268            *            --       29,268           *
  Richard R. Frazier.................      148,623          1.1            --      148,623           *
                                         ---------         ----       -------    ---------        ----
  All directors and executive
     officers as a group (8
     persons)........................    2,415,675         15.8%      150,000    2,265,675        10.7%
Beneficial owners of 5% or more
(excluding persons named above)
  TCW Group, Inc.
  865 South Figueroa Street
  Los Angeles, CA 90017..............    1,702,127(3)      11.0%           --    1,702,127         8.1%


---------------

 * Less than 1%.

(1) The number of shares outstanding was calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act. For purposes of calculating the beneficial ownership of each shareholder, it was assumed (in accordance with the Commission's definition of "beneficial ownership") that such shareholder had exercised all options, conversion rights or warrants by which such shareholder had the right, within 60 days following September 30, 1997, to acquire shares of Common Stock.

(2) Includes 17,024 shares held in the name of Jacquelyn Evelyn Enterprises Inc., a corporation whose sole shareholder is Mr. Evans' wife. Mr. Evans disclaims any ownership in such securities other than those in which he has an economic interest. For certain additional information regarding Mr. Evans's relationship with the Company, see "Management."

(3) Consists of shares attributable to shares of Common Stock issuable upon conversion of 1,000,000 shares of the Company's TCW Preferred Stock.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


     The Company is presently authorized to issue 50,000,000 shares of Common Stock, par value $.002, of which 13,733,342 shares were issued and outstanding at September 30, 1997. The holders of Common Stock are entitled to equal dividends and distributions, per share, with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has a preemptive right to subscribe for any securities of the Company nor are any shares of Common Stock subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred shareholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable. Holders of the Common Stock do not have cumulative voting rights, so that holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. At September 30, 1997, there were reserved for issuance (i) 1,097,676 shares of Common Stock issuable upon exercise of various outstanding warrants (including the public Warrants); (ii) 1,313,589 shares of Common Stock issuable upon exercise of options held by management and other employees; and (iii) 1,702,127 shares of Common Stock issuable upon conversion of the TCW Preferred Stock.


PREFERRED STOCK

     Under the Company's Articles of Incorporation, as amended, the Board of Directors has the power, generally without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Preferred Stock, par value $.001 (the "Preferred Stock"), and issue the Preferred Stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock or other series of Preferred Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, the issuance of Preferred Stock could depress the market price of the Common Stock. The Board of Directors effects a designation of each series of Preferred Stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from the Company.

     The Board of Directors designated a Series A Preferred Stock in May 1993 and subsequently issued 216,000 shares of such series, of which 80,000 shares are presently outstanding. The Board of Directors also previously designated a Series B Preferred Stock and issued 248,500 shares of such series, and a Series C Preferred Stock and issued 625,000 shares of such series. No shares of either the Series B or Series C Preferred Stock are currently outstanding. The Board of Directors designated a 1996 Series A Convertible Preferred Stock (the "TCW Preferred Stock") and issued 1,000,000 shares of such series in December 1996. See " -- TCW Preferred Stock."

  Series A Preferred Stock

     There are presently 80,000 shares of Series A Preferred Stock outstanding, which are entitled to an aggregate dividend in the total amount of $7.50 per share, payable only from the allocation of 50% of the net operating revenue received by the working interest owners in the West Dilley Prospect and between 50% and 60% of the net operating revenue in excess of $500,000 received by the working interest owners in the Hope Prospect. The Company owns 90% of the working interest in such prospects. The dividend is cumulative to the extent accrued but not paid. To date no dividends have accrued or been paid on the Series A Preferred Stock because the revenues generated from such prospect, which are allocable to the working interests, have not exceeded the associated costs, so no net operating revenue has yet been generated that could be allocated to the payment of such dividends. The shares of Series A Preferred Stock have a liquidation preference on the liquidation proceeds from the Company's interest in the West Dilley Prospect and the Hope Prospect. The Company has not yet paid and does not anticipate paying any dividends on the Series A Preferred Stock because the wells located in the West Dilley Prospect and the Hope Prospect from which the dividends are required to be paid are plugged and abandoned. The Company has agreed with TCW to use its best efforts to negotiate with the holders of the Series A Preferred Stock for the repurchase of their shares.

  TCW Preferred Stock

     In December 1996, the Company issued 1,000,000 shares of its TCW Preferred Stock in a private placement with Trust Company of the West, as trustee, custodian or agent for certain institutional investors, TCW Asset Management Company, as agent for certain institutional investors, TCW Debt and Royalty Fund IVB and TCW Debt and Royalty Fund IVC (collectively, "TCW"). Holders of such shares are entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, cumulative dividends at a quarterly rate of $.21875 per share, commencing December 31, 1996. Dividends on the TCW Preferred Stock cumulate from the date of original issue of the TCW Preferred Stock, and accumulations of dividends bear interest at 8.75% per annum. Such dividends are normally to be paid in cash, but the holders of the TCW Preferred Stock can require the Company to pay accumulated dividends in tradeable shares of Common Stock if dividends are not declared or paid within certain time limitations. If the holders make such a demand, the Company is obligated to file a "shelf" registration statement with respect to such shares. The use of proceeds from the sale of the TCW Preferred Stock is limited to development of proved undeveloped properties, working capital and/or a reduction of any indebtedness outstanding under its credit facilities.

     The shares are convertible into shares of Common Stock at a conversion price of $5.875 per share (subject to various adjustments). Beginning in December 1998, the Company has an option, if certain conditions are satisfied, to exchange shares of the TCW Preferred Stock into convertible subordinated debentures of equivalent value or into shares of Common Stock. The holders also have the right to require the Company to redeem all or any part of the TCW Preferred Stock upon certain sales of all or substantially all of the Company's assets or upon changes in control.

     The holders of the TCW Preferred Stock are entitled, on all matters submitted for a vote of the holders of shares of Common Stock, whether pursuant to law or otherwise, to a number of votes per share of the TCW Preferred Stock equal to the number of shares of Common Stock issuable upon conversion of one share of the TCW Preferred Stock on the date of such vote, and on all such matters such holders vote together as one class with the holders of Common Stock and the holders of all other shares of stock entitled to vote with the holders of Common Stock on such matters. The holders of the TCW Preferred Stock have the right, as a class, to elect at least one member of the Board of Directors of the Company. Upon certain special events, the holders of the TCW Preferred Stock will have the right, voting separately from all other classes and series, to elect a total of 75% of the directors of the Company either through call of a special meeting of the shareholders of the Company or at the annual meeting to elect directors. Such special events ("Voting Events") include but are not limited to (i) failure by the Company to redeem the TCW Preferred Stock when such redemption is required; (ii) certain events causing any debt or security of the Company or any of its subsidiaries to become due prior to its stated maturity or prior to its regularly scheduled payment (if, except for the Company's senior bank or other credit facility, such debt exceeds $3.0 million, and if the Company is given notice of the acceleration); (iii) bankruptcy of the Company; (iv) dissolution of the Company; and (v) breach by the Company of any terms regarding the TCW Preferred Stock in the TCW Stock Purchase Agreement or Certificate of Designation. If the average closing price of the Company's Common Stock is below certain levels after January 1, 1999, the occurrence of a Voting Event will give the holders of the TCW Preferred Stock the right, voting separately from all other classes and series, to elect one additional director of the Company every 60 days (or every 45 days, if the Board of Directors increases above seven persons, excluding persons appointed by such holders) until the Voting Event no longer remains outstanding.

     So long as any TCW Preferred Stock is outstanding, the Company cannot, without the affirmative vote of all of the holders of the outstanding shares of TCW Preferred Stock, voting separately as a class, amend or repeal any provision of the Articles of Incorporation which affect the dividend rate, liquidation amount, liquidation preference, conversion price, dividend and liquidation priority, voting rights, or mandatory redemption rights and terms of the TCW Preferred Stock. Unless the vote or consent of the holders of a greater number of shares is then required by law or as provided in the immediately preceding sentence, and so long as any shares of the TCW Preferred Stock are outstanding, the Company cannot, without the affirmative vote or consent of the holders of at least 70% of the outstanding shares of TCW Preferred Stock, voting as a separate class: (i) amend or repeal any provision of, or add any provision to, the Company's Articles of Incorporation which affect the other rights, powers, preferences or terms of the TCW Preferred Stock; (ii) consolidate or merge with or into any other corporation where (1) the Company is not the surviving corporation or (2) the Company issues to any person as consideration in respect of such consolidation or merger any capital stock of the Company representing 50% or more of the Company's outstanding capital stock prior to such consolidation or merger; (iii) sell, transfer or convey all or substantially all of the assets of the Company, or dissolve or liquidate the Company; (iv) reclassify any Common Stock into shares having any preference or priority as to the payment of dividends or the distribution of assets superior to or on a parity with any such preference or priority of the 1996 Series A Preferred Stock; (v) declare or pay any dividend, or make any distribution, or purchase, redeem or otherwise acquire for value any capital stock or other interest in the Company outstanding on or after first issuance of the 1996 Series A Preferred Stock, or make any other distribution of its assets, to the holders of any stock junior to the 1996 Series A Preferred Stock, unless (i) no Voting Events have occurred and are continuing immediately prior to and after such distributions, and (ii) all accumulated dividends with respect to the 1996 Series A Preferred Stock have been paid in full immediately prior to such distribution; or (vi) amend or otherwise modify in any material respect the Company's Development Plan furnished pursuant to the Stock Purchase Agreement relating to the TCW Preferred Stock.

     Upon the request of at least 51% of the outstanding TCW Preferred Stock and the Common Stock issuable upon conversion or redemption of the TCW Preferred Stock and in payment of dividends on the TCW Preferred Stock (collectively, the "Conversion Shares"), the Company has the obligation to register the Conversion Shares under the Securities Act (subject to certain limitations). The holders of the TCW Preferred Stock are entitled to require two effective registration statements pursuant to their demand registration rights. If the Company proposes to register any of its securities under the Securities Act, the Company has the obligation (subject to certain limitations and exceptions) to give written notice to the holders of outstanding TCW Preferred Stock and Conversion Shares of its intention to do so. Upon the written request of a holder or holders of any such TCW Preferred Stock and Conversion Shares given within 30 days after receipt of any such notice, the Company has an obligation to use its best efforts to cause all Conversion Shares, the holders of which have requested registration thereof, to be registered under the Securities Act. The Company has promised to indemnify (i) the holders of Common Stock registered pursuant to the foregoing registration rights provisions and (ii) the underwriters of such registered offerings for any losses arising from any misstatement or omission in any offering materials related to such registered offerings.

     Pursuant to the provisions of the TCW Preferred Stock, the Company has agreed (i) not to effect any public or private sale or distribution of its equity securities during the period in which TCW has exercised its demand registration rights, subject to certain exceptions and (ii) to cause each holder of its privately-placed equity securities purchased from the Company at any time after the date of the TCW Stock Purchase Agreement to agree not to effect any public sale or distribution of any such securities, including a sale pursuant to Rule 144 under the Securities Act (except as part of a permitted underwritten registration).

WARRANTS

  Public Warrants


     In November 1993 the Company issued warrants in a public offering (the "Warrants"). Each Warrant represented the right to purchase three shares of Common Stock at an exercise price of $5.50 per share and was redeemable at $0.02 per share. The Company called the Warrants for redemption on November 14,

1997. As a result, Warrants were exercised for an aggregate of 846,256 shares of Common Stock and the remaining Warrants covering 7,920 shares of Common Stock were redeemed.


  Miscellaneous Outstanding Warrants


     Between December 1995 and January 1997, the Company issued warrants exercisable for an aggregate of 343,500 shares of Common Stock at exercise prices ranging from $3.00 to $4.50 per share. These warrants, which expire between June 1997 and January 2000, were issued in exchange for certain services rendered. As of September 30, 1997, 100,000 of such warrants had been exercised.


     In October 1996, the Company granted American Founders Life Insurance Company warrants to purchase 75,000 shares of Common Stock for prices ranging from $5.18 to $6.13 per share (25,000 at $5.18, 25,000 at $5.65 and 25,000 at
$6.13) as part of a production payment financing. These warrants expire between October 31, 1999 and October 31, 2001, depending upon the balance of a certain investment. The warrants are subject to adjustment upon certain reclassifications of the shares of Common Stock underlying the warrants.

REGISTRATION RIGHTS

     Certain holders of the Company's securities have been granted registration rights for their Common Stock. These include (i) certain piggyback and demand registration rights held by the holders of the TCW Preferred Stock, (ii) piggyback registration rights on shares received upon exercising a warrant issued to Research Works, Inc. on January 16, 1996, and (iii) piggyback registration rights on shares received upon exercising warrants issued to American Founders Life Insurance Company.

TRANSFER AGENT

     Securities Transfer Corporation of Dallas, Texas is the transfer agent and registrar for the Common Stock and the Warrants.

INDEMNIFICATION

     The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty of certain specified circumstances. The Articles of Incorporation, with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages for the breach of a director's fiduciary duty, and therefore a director cannot be held liable for damages to the Company or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a director. Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                          DESCRIPTION OF INDEBTEDNESS

DESCRIPTION OF CREDIT FACILITY

     On April 30, 1997, the Company entered into a $130.0 million revolving credit facility (the "Credit Facility") with Bankers Trust Company, as Administrative Agent, and certain other lenders (collectively, the "Lenders"). The purpose of the Credit Facility was to (i) repay the remaining $53.7 million of indebtedness under the Company's previous credit facility, (ii) partially finance the Permian Basin Acquisition, and (iii) provide funds for working capital support and general corporate purposes. A $20.0 million letter of credit sub-facility is available as support for purposes approved by the Lenders. The Credit Facility is subject to a Borrowing Base determination established on October 1 and April 1 of each year by the Lenders.


     Following the offering of the Notes, the Credit Facility was decreased to $75.0 million and the Borrowing Base was reduced to $60.0 million. The Credit Facility was amended effective September 30, 1997 to increase the maximum commitment of the Credit Facility to $125.0 million, increase the Borrowing Base to $65.0 million and modify the Consolidated EBITDA to Interest Expense ratio test. At November 14, 1997, $45.0 million was outstanding under the Credit Facility.


     Under the terms of the Credit Facility, the Company must maintain a Debt to Capitalization Ratio of not more than 0.86 until March 31, 1998, not more than
0.75 from April 1, 1998 until September 30, 1998 and not more than 0.70 thereafter. Another covenant requires the Company to maintain a ratio of Consolidated EBITDA to Interest Expense of not less than 1.80 to 1 through March 31, 1998, not less than 2.00 to 1 from April 1, 1998 until June 30, 1998, not less than 2.25 to 1 from July 1, 1998 through September 30, 1998 and not less than 2.50 to 1 thereafter. The Credit Facility also contains certain financial and other covenants, which include a minimum tangible net worth test, a minimum current ratio and other customary covenants in addition to the Debt to Capitalization Ratio and the ratio of Consolidated EBITDA to Interest Expense.


     The Company may select an interest rate equal to the Base Rate (defined in the Credit Facility as the higher of (i) the prime rate of Bankers Trust Company or (ii) the sum of the overnight rate on federal funds transactions plus 0.50%) or a LIBOR-based rate, which varies depending upon the Company's usage of its Borrowing Base. The LIBOR-based interest rate will range from LIBOR plus 1.00% if less than 25% of the Borrowing Base is used to LIBOR plus 1.75% if 75% or more of the Borrowing Base is used. At November 14, 1997 the Credit Facility bore interest at 7.44% per annum, all of which was at the LIBOR-based rate.


     The Credit Facility has a maturity of five years with no required principal payments until maturity, provided that the outstanding principal balance does not exceed the Borrowing Base determinations established from time to time by the Lenders. Outstanding indebtedness is secured by a first priority security interest taken by the Lenders in substantially all assets owned now or in the future by the Company (including its subsidiaries). All of the capital stock of all wholly owned material subsidiaries of the Company is pledged pursuant to the Credit Facility. Each of the Company's wholly owned subsidiaries has guaranteed the Credit Facility.

     The Credit Facility contains representations and warranties, conditions to extensions of credit, events of default and indemnifications on terms customary for credit facilities of this type.

DESCRIPTION OF THE NOTES

     The Notes were issued under an indenture (the "Indenture") dated as of May 29, 1997 by and among the Company, each of the Company's subsidiaries, except Hunter Butcher, as guarantors (the "Subsidiary Guarantors"), and First Union National Bank of North Carolina, as Trustee (the "Trustee"). Upon the issuance of the Exchange Notes (defined below), the Indenture will be subject to and governed by the provisions of the Trust Indenture Act of 1939, as amended (the "TIA"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the TIA and all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. Capitalized terms used in this summary and not otherwise defined below have the meaning assigned to them in the Indenture. For purposes of this "-- Description of the Notes" section, references to the "Company" include only Magnum Hunter Resources, Inc. and not its Subsidiaries.

     The Company is currently conducting an exchange offer (the "Exchange Offer"), pursuant to which the Company is offering to exchange up to $140.0 million aggregate principal amount of its 10% Senior Notes due 2007 (the "Exchange Notes") that have been registered under the Securities Act of 1933, as amended, for a like aggregate principal amount of its outstanding Notes (the "Outstanding Notes"). The Exchange Offer expires at 5:00 p.m., New York City time, on December 2, 1997, unless extended. The Exchange Notes will be issued under the same Indenture as the Outstanding Notes, and the Exchange Notes, the Private Exchange Notes (if any) and the Outstanding Notes will constitute a single series of debt securities under the Indenture. The Exchange Notes, the Private Exchange Notes and the Outstanding Notes are sometimes collectively referred to herein as the "Notes."

     The Notes are general unsecured obligations of the Company ranking pari passu in right of payment to all unsubordinated indebtedness of the Company and ranking senior in right of payment to all subordinated indebtedness of the Company. The Guarantees are general unsecured obligations of the Subsidiary Guarantors and rank pari passu in right of payment to all unsubordinated indebtedness of the Subsidiary Guarantors and rank senior in right of payment to all subordinated indebtedness of the Subsidiary Guarantors. However, the Notes are effectively subordinated to secured indebtedness of the Company and the Subsidiary Guarantors to the extent of the value of the assets securing such indebtedness.

     The Notes mature on June 1, 2007. Interest on the Notes generally will accrue at the rate of 10% per annum and will be payable semi-annually in cash on each June 1 and December 1, commencing on December 1, 1997. The Notes are not entitled to the benefit of any mandatory sinking fund.

     The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after June 1, 2002 at a premium declining ratably to par on or after June 1, 2005, plus accrued interest, if any, thereon to the date of redemption. At any time, or from time to time, on or prior to June 1, 2000, the Company may, at its option, use all or a portion of the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the Notes originally issued at a redemption price equal to 110% of the aggregate principal amount of the Notes to be redeemed, plus accrued interest, if any, thereon to the date of redemption; provided, however, that at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after giving effect to any such redemption.

     Each Subsidiary Guarantor has unconditionally guaranteed, on a senior basis, jointly and severally, to each holder and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of and interest on the Notes. The obligations of each Subsidiary Guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Subsidiary Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in an amount pro rata, based on the net assets of each Subsidiary Guarantor, determined in accordance with GAAP.

     The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

     The Indenture contains covenants providing for, among other things, (i) limitation on incurrence of additional indebtedness, (ii) limitation on restricted payments, (iii) limitation on asset sales, (iv) limitation on dividend and other payment restrictions affecting Restricted Subsidiaries, (v) limitation on preferred stock of Restricted Subsidiaries, (vi) limitation on liens, (vii) limitations on merger, consolidation and sale of assets, (viii) limitations on transactions with affiliates, (ix) limitation on Restricted and Unrestricted Subsidiaries, (x) additional Subsidiary Guarantees,
(xi) limitation on conduct of business, and (xii) reports to holders.

     Upon an Event of Default, the Trustee or the holders of at least 25% in principal amount of outstanding Notes may declare the principal, premium, if any, and accrued and unpaid interest on all the Notes to be immediately due and payable. The holders of a majority in principal amount of the Notes may rescind such declaration of acceleration in certain circumstances.

                                  UNDERWRITING

     The Underwriters named below, represented by Rauscher Pierce Refsnes, Inc., CIBC Oppenheimer Corp., Johnson Rice & Company L.L.C. and Van Kasper & Company (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholder the number of shares of Common Stock set forth opposite their respective names below. The nature of the obligations of the Underwriters is such that if any of such shares are purchased, all must be purchased.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Rauscher Pierce Refsnes, Inc................................
CIBC Oppenheimer Corp. .....................................
Johnson Rice & Company L.L.C. ..............................
Van Kasper & Company........................................

                                                              ---------
          Total.............................................  6,650,000
                                                              =========

     The Underwriters propose to offer the shares of Common Stock offered hereby to the public at the price to public set forth on the cover page of this Prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") not in
excess of $          per share, and the Underwriters may allow, and such dealers
may reallow, to members of the NASD a concession not in excess of $          per
share. After the public offering, the price to public, the concession and the reallowance may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 997,500 additional shares of Common Stock at the initial price to public, less the underwriting discount, set forth on the cover page of this Prospectus. The Underwriters may exercise the option only for the purpose of covering over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase from the Company that number of additional shares of Common Stock which is proportionate to such Underwriter's initial commitment as indicated in the table above.

     The Company, the Selling Shareholder and its executive officers and directors have agreed that for a period of 90 days after the date of this Prospectus they will not, directly or indirectly, offer to sell, sell, pledge, contract to sell, grant any option to sell, or otherwise dispose of any shares of Common Stock (or securities convertible into or exercisable or exchangeable for, or any rights or options to purchase or acquire, Common Stock or such securities) without the prior written consent of Rauscher Pierce Refsnes, Inc., except, in the case of the Company, for transactions related to the Company's existing option plans and other employee benefit plans or related to outstanding stock options and warrants disclosed in this Prospectus.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. The transactions may include over-allotment and stabilization transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of

Common Stock than they are required to purchase from the Selling Shareholder and the Company in the Offering. The Representatives also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and these activities may be discontinued at any time. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     As a result of a recently completed merger, CIBC Oppenheimer Corp. ("CIBC Oppenheimer") is affiliated with CIBC, Inc.("CIBC"). CIBC is a Lender under the Credit Facility, which will be paid down with the proceeds of the Offering. Accordingly, more than 10% of the net proceeds of the Offering, not including underwriter compensation, may be paid to CIBC Oppenheimer and its affiliates. Thus, pursuant to subparagraph (c)(8) of Rule 2710 of the Conduct Rules promulgated by the National Association of Securities Dealers, Inc., the Underwriters are required to comply with Rule 2720(c)(3) of the Conduct Rules regarding certain potential conflicts of interest, which requires in paragraph
(B) that the Offering is of a class of equity securities for which a bona fide independent market exists as of the date of filing and is expected to exist on the effective date. The market for the Common Stock meets the definition of bona fide independent market as stated in Rule 2720(b)(3) of the Conduct Rules.

     Except as described with regard to CIBC Oppenheimer and CIBC, with respect to subparagraph (c)(8) of Rule 2710 of the Conduct Rules relating to "Conflicts of Interest" arising from "Proceeds Directed to a Member," none of the proceeds of the Offering are intended to be paid to NASD members participating in the distribution of the Offering or associated or affiliated persons of NASD members participating in the distribution of the Offering or members of the immediate family of any such person.

     In the ordinary course of their business, certain of the Underwriters have engaged in transactions with and performed services for the Company. In addition, CIBC and CIBC Oppenheimer may continue to participate on a regular basis in various general financing and banking transactions for the Company and its affiliates.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by Thompson & Knight, P.C., Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Haynes and Boone, LLP.

                                    EXPERTS

     The consolidated balance sheet of Magnum Hunter Resources, Inc. as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, included elsewhere and incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is included and incorporated by reference herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of the Company as of December 31, 1995 and for the year then ended have been audited by Hein + Associates LLP, independent certified public accountants, as stated in their report which is included and incorporated by reference herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The change in accountants from Hein + Associates LLP to Deloitte & Touche LLP was effective for fiscal 1996 and was not due to any disagreements between the Company and Hein + Associates LLP.

     The historical summaries of revenues and direct operating expenses of the Permian Basin Properties for the years ended December 31, 1996 and 1995 and the Properties Acquired June 28, 1996 have been audited by Hein + Associates LLP, independent certified public accountants, as stated in their reports, the first of which is included and incorporated by reference herein and the second of which is incorporated by reference herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The reference to the report of Ryder Scott Co., independent petroleum consultants, contained herein estimating the Proved Reserves, future net cash flows from such Proved Reserves and the SEC PV-10 of such estimated future net cash flows for the Permian Basin Properties as of December 31, 1996 is made in reliance upon the authority of such firm as an expert with respect to such matters.

     The reference to the report of Gaffney, Cline & Associates Inc., independent petroleum consultants, contained herein estimating the Proved Reserves, future net cash flows from such Proved Reserves and the SEC PV-10 of such estimated future net cash flows for the Company's properties (other than certain west Texas properties) as of December 31, 1996 is made in reliance upon the authority of such firm as experts with respect to such matters.

     The reference to the report of Glenn Harrison Petroleum Consultants, Inc., independent petroleum consultants, contained herein estimating the Company's Proved Reserves, future net cash flows from such Proved Reserves and the SEC PV-10 of such estimated future net cash flows for certain west Texas properties as of December 31, 1996 is made in reliance upon the authority of such firm as experts with respect to such matters.

     The reference to the reports of James J. Weisman, Jr., an independent petroleum engineer, contained herein auditing the Company's estimates of its Proved Reserves, the estimated future net cash flows from such Proved Reserves, and the SEC PV-10 of such estimated future net cash flows as of December 31, 1995 is made in reliance upon the authority of such individual as an expert with respect to such matters.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov. The Company's Common Stock is listed on the American Stock Exchange and copies of reports, proxy statements and other information concerning the Company also can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

     This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to a copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     The Company, a corporation organized under the laws of Nevada, has its principal executive offices located at 600 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039; its telephone number is (972) 401-0752.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents and information heretofore filed with the Commission by the Company are hereby incorporated by reference into this
Prospectus:

          1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, as amended by Form 10-KSB/A filed June 27, 1997;

          2. An amendment to the Company's Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 1996, filed on March 18, 1997;

          3. The Company's Quarterly Report on Form 10-QSB for the quarters ended March 31, 1997, as amended by Form 10-QSB/A filed on May 21, 1997, June 30, 1997 and September 30, 1997;

          4. The Company's Current Reports on Form 8-K dated January 20, 1997 (as amended by Form 8-K/A filed on February 5, 1997), February 28, 1997, April 30, 1997, May 20, 1997 and May 29, 1997; and

          5. The description of Common Stock contained in the Registration Statement on Form 8-A of the Company heretofore filed with the Commission, including any amendments or reports filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE COMPANY, 600 EAST LAS COLINAS BLVD., SUITE 1200, IRVING, TEXAS 75039, ATTENTION: MORGAN F. JOHNSTON, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY. TELEPHONE REQUESTS MAY BE DIRECTED TO MR. JOHNSTON AT (972) 401-0752.

                                    GLOSSARY

     The terms defined in this glossary are used throughout this Prospectus.

     BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

     BBL/D. One barrel of oil or other liquid hydrocarbons per day.

     BCF. One billion cubic feet of gas.

     BCF/D. One billion cubic feet of gas per day.

     BCFE. One billion cubic feet of natural gas equivalents converting one Bbl of oil to six Mcf of gas.

     BTU. British Thermal Unit, the quantity of heat required to raise one pound of water by one degree Fahrenheit.

     DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     DRY HOLE. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

     EXPLORATORY WELL. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

     GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

     IN-FILL WELL. A well drilled between known producing wells to better exploit the reservoir.

     MBBL. One thousand barrels of oil or other liquid hydrocarbons.

     MCF. One thousand cubic feet of gas.

     MCFE. One thousand cubic feet of natural gas equivalents converting one Bbl of oil to six Mcf of gas.

     MCFE/D. Mcfe per day.

     MMBBL. One million barrels of oil or other liquid hydrocarbons.

     MMBTU. One million Btu.

     MMCF. One million cubic feet of gas.

     MMCFE. One million cubic feet of natural gas equivalents converting one Bbl of oil to six Mcf of gas.

     MMCF/D. One million cubic feet of gas per day.

     NATURAL GAS EQUIVALENT. The amount of gas having the same Btu content as a given quantity of oil, with one Bbl of oil being converted to six Mcf of gas.

     NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

     NET REVENUE INTEREST. A share of the Working Interest that does not bear any portion of the expense of drilling and completing a well and that represents the holder's share of production after satisfaction of all royalty, overriding royalty, oil payments and other nonoperating interests.

     PRODUCTIVE WELL. A well that is producing oil or gas or that is capable of production in paying quantities.

     NON-PRODUCING RESERVES. Proved Developed Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

     PRODUCING RESERVES. Proved Developed Reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

     PROVED DEVELOPED RESERVES. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     PROVED RESERVES. The estimated quantities of oil, gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     RECOMPLETION. The completion for production of an existing wellbore in a different formation or producing horizon from that in which the well was previously completed.

     RESERVE LIFE. The estimated productive life of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in paying quantities assuming certain price and cost parameters. For purposes of this Prospectus, reserve life is calculated by dividing the Proved Reserves (on an Mcfe basis) at the end of the period by projected production volumes for the next 12 months.

     ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of cost of production.

     SEC PV-10. The present value of proved reserves is an estimate of the discounted future net cash flows from each of the properties at December 31, 1996, or as otherwise indicated. Net cash flow is defined as net revenues less, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. As required by rules of the Commission, the future net cash flows have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. In accordance with Commission rules, estimates have been made using constant oil and gas prices and operating costs, at December 31, 1996, or as otherwise indicated.

     UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     WORKING INTEREST. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
Unaudited Pro Forma Combined Income Statement for the year
  ended December 31, 1996...................................   F-3
Unaudited Pro Forma Combined Income Statement for the nine
  months ended
  September 30, 1997........................................   F-4
Notes to Unaudited Pro Forma Combined Financial Data........   F-5
AUDITED FINANCIAL STATEMENTS
Independent Auditors' Report -- Hein + Associates LLP.......   F-8
Independent Auditors' Report -- Deloitte & Touche LLP.......   F-9
Consolidated Balance Sheets as of December 31, 1995 and
  1996......................................................  F-10
Consolidated Statements of Operations for the years ended
  December 31, 1995 and 1996................................  F-11
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1995
  and 1996..................................................  F-12
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995 and 1996................................  F-13
Notes to Consolidated Financial Statements..................  F-14
Supplemental Information on Oil and Gas Producing Activities
  (Unaudited)...............................................  F-29
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet as of September 30, 1997
  (Unaudited)...............................................  F-32
Consolidated Statements of Operations for the three months
  ended September 30, 1996 and 1997 and the nine months
  ended September 30, 1996 and 1997 (Unaudited).............  F-33
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 1996 and 1997 (Unaudited).............  F-34
Notes to Unaudited Consolidated Financial Statements........  F-35
FINANCIAL STATEMENTS OF PERMIAN BASIN PROPERTIES
Independent Auditors' Report -- Hein + Associates LLP.......  F-37
Historical Summaries of Revenues and Direct Operating
  Expenses of the Permian Basin Properties for the years
  ended December 31, 1995 and 1996 and for the four month
  unaudited periods ended April 30, 1996 and 1997...........  F-38
Notes to Historical Summaries of Revenues and Direct
  Operating Expenses for the years ended December 31, 1995
  and 1996 and for the four month unaudited periods ended
  April 30, 1996 and 1997...................................  F-39

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined financial data are derived from the Consolidated Financial Statements of the Company herein and certain historical financial data in respect of various assets acquired by the Company. The historical revenues and oil and gas production and gas gathering and marketing expenses of the McLean Gas Plant, the Panoma Properties and the Permian Basin Properties represent amounts recorded with respect to such properties for the period indicated. The Unaudited Pro Forma Income Statement for the year ended December 31, 1996 has been prepared assuming the Panoma Acquisition, the issuance of the TCW Preferred Stock, the McLean Plant Acquisition, the conversion of the Series B and Series C Preferred Stock into Common Stock, the Permian Basin Acquisition (including the incurrence of indebtedness under the Credit Facility and the Company's previously existing term loan facility and the use of proceeds therefrom) and the offering of the Notes (the "Debt Offering") and the application of the net proceeds therefrom had been consummated as of January 1, 1996. The Unaudited Pro Forma Income Statement for the nine months ended September 30, 1997 has been prepared assuming the Permian Basin Acquisition (including the incurrence of indebtedness under the Credit Facility and the Company's previously existing term loan facility and the use of proceeds therefrom) and the Debt Offering and the application of the net proceeds therefrom had been consummated as of January 1, 1997. The pro forma adjustments set forth on the attached Unaudited Pro Forma Income Statements reflect the following as if they occurred on the dates hereinabove set forth:

          (1) Recent Transactions. The Panoma Acquisition completed in June 1996; the conversion or redemption of the Series B and Series C Preferred Stock in 1996; the issuance of the TCW Preferred Stock in December 1996; and the McLean Plant Acquisition in January 1997.

          (2) Permian Basin Acquisition. The Permian Basin Acquisition completed in April 1997 (including the incurrence of indebtedness under the Credit Facility and the Company's previously existing term loan facility (the "Term Loan Facility") to finance the Permian Basin Acquisition and repay the indebtedness under the previous credit facility (the "Previous Credit Facility")).

          (3) The Debt Offering. The Debt Offering and the application of the net proceeds therefrom.

     The unaudited pro forma combined financial data should be read in conjunction with the notes thereto and with the Consolidated Financial Statements of the Company and the notes thereto and the historical summaries of revenues and direct operating expenses of the Permian Basin Properties, all of which are included herein.

     The unaudited pro forma combined financial data are not indicative of the financial position or results of operations of the Company which would actually have occurred if the transactions described above had occurred at the dates presented or which may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements due to normal oil and gas production declines, changes in prices paid for oil and gas, future acquisitions, drilling activity and other factors.

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                 PRO FORMA RECENT
                                            PRO FORMA        PRO FORMA        PRO FORMA RECENT      PRO FORMA     TRANSACTIONS,
                                MAGNUM     ADJUSTMENTS    ADJUSTMENTS FOR     TRANSACTIONS AND     ADJUSTMENTS    PERMIAN BASIN
                                HUNTER      FOR RECENT     PERMIAN BASIN       PERMIAN BASIN        FOR DEBT     ACQUISITION AND
                              HISTORICAL   TRANSACTIONS     ACQUISITION         ACQUISITION         OFFERING      DEBT OFFERING
                              ----------   ------------   ---------------   --------------------   -----------   ----------------
OPERATING REVENUES:
  Oil and gas sales.........   $10,248       $ 3,267(1)      $ 39,433(9)          $ 52,948            $ --           $ 52,948
  Gas gathering, marketing
    and processing..........     5,768         3,562(2)            --               10,304              --             10,304
                                                 974(1)
  Oil field services and
    international sales.....       396            --               --                  396              --                396
                               -------       -------         --------             --------            ----           --------
        Total operating
          revenue...........    16,412         7,803           39,433               63,648              --             63,648
Operating Costs and
  Expenses:
  Oil and gas production....     4,390         1,049(1)        11,646(9)            17,085                             17,085
  Gas gathering, marketing
    and processing..........     4,708           695(1)            --                6,879              --              6,879
                                               1,476(2)
  Oil field services and
    international sales.....       267            --               --                  267              --                267
  Depreciation and
    depletion...............     2,951         1,203(3)        12,961(10)           17,282              --             17,282
                                                 167(4)
  General and
    administrative..........     1,225           100(5)           150(11)            1,475              --              1,475
                               -------       -------         --------             --------            ----           --------
        Total operating
          costs and
          expenses..........    13,541         4,690           24,757               42,988              --             42,988
                               -------       -------         --------             --------            ----           --------
Operating profit............     2,871         3,113           14,676               20,660              --             20,660
  Other income..............       344            --               --                  344              --                344
  Interest expense..........    (2,394)       (1,555)(6)      (14,059)(12)         (18,008)            262(13)        (17,746)
                               -------       -------         --------             --------            ----           --------
Income before taxes and
  extraordinary item........       821         1,558              617                2,996             262              3,258
  Provisions for deferred
    income taxes............      (312)         (584)(7)         (231)(7)           (1,127)            (98)(7)         (1,225)
                               -------       -------         --------             --------            ----           --------
Income before extraordinary
  item......................       509           974              386                1,869             164              2,033
                                                 389(8)
  Dividends applicable to
    preferred shares........      (406)         (858)(8)           --                 (875)             --               (875)
                               -------       -------         --------             --------            ----           --------
Income applicable to common
  shares before
  extraordinary item........   $   103       $   505         $    386             $    994            $164           $  1,158
                               =======       =======         ========             ========            ====           ========
  Income per share before
    extraordinary item......   $   .01       $   .03         $    .03             $    .07            $.01           $    .08
                               =======       =======         ========             ========            ====           ========
OTHER FINANCIAL DATA:
  EBITDA(14)................   $ 6,166       $ 4,483         $ 27,637             $ 38,286            $ --           $ 38,286
  Capital expenditures......   $41,471       $ 2,500         $133,000             $176,971            $ --           $176,971

     See accompanying notes to Unaudited Pro Forma Combined Financial Data

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                   PRO FORMA
                                                                                                    PERMIAN
                                                     PRO FORMA                       PRO FORMA       BASIN
                                       MAGNUM     ADJUSTMENTS FOR     PRO FORMA     ADJUSTMENTS   ACQUISITION
                                       HUNTER      PERMIAN BASIN    PERMIAN BASIN    FOR DEBT      AND DEBT
                                     HISTORICAL     ACQUISITION      ACQUISITION     OFFERING      OFFERING
                                     ----------   ---------------   -------------   -----------   -----------
Operating Revenues:
  Oil and gas sales................   $22,793         $12,627(9)      $ 35,420         $ --        $ 35,420
  Gas gathering, marketing and
     processing....................     7,721              --            7,721           --           7,721
  Oil field services and
     international sales...........     3,792              --            3,792           --           3,792
                                      -------         -------         --------         ----        --------
          Total operating
            revenue................    34,306          12,627           46,933           --          46,933
Operating Costs and Expenses:
  Oil and gas production...........     8,521           3,039(9)        11,560           --          11,560
  Gas gathering, marketing and
     processing....................     5,803              --            5,803           --           5,803
  Oil field services and
     international sales...........     3,482              --            3,482           --           3,482
  Depreciation and depletion.......     8,607           3,629(10)       12,236           --          12,236
  General and administrative.......     1,128              50(11)        1,178           --           1,178
                                      -------         -------         --------         ----        --------
     Total operating costs and
       expenses....................    27,541           6,718           34,259           --          34,259
                                      -------         -------         --------         ----        --------
Operating profit...................     6,765           5,909           12,674           --          12,674
  Other income.....................       608              --              608           --             608
  Interest expense.................    (9,298)         (4,587)(12)     (13,885)          87(13)     (13,798)
                                      -------         -------         --------         ----        --------
Income before tax, minority
  interest and extraordinary
  item.............................    (1,925)          1,322             (603)          87            (516)
Income tax (expense) benefit.......       731            (497)(7)          234          (31)(7)         203
  Minority interest in subsidiary
     earnings......................       (40)             --              (40)          --             (40)
                                      -------         -------         --------         ----        --------
Income before extraordinary item...    (1,234)            825             (409)          56            (353)
  Dividends applicable to preferred
     stock.........................      (657)             --             (657)          --            (657)
                                      -------         -------         --------         ----        --------
  Income (loss) applicable to
     common shares before
     extraordinary item............   $(1,891)        $   825         $ (1,066)        $ 56        $ (1,010)
                                      =======         =======         ========         ====        ========
Income (loss) per share before
  extraordinary item...............   $ (0.14)        $  0.07         $  (0.07)        $ --        $  (0.07)
                                      =======         =======         ========         ====        ========
OTHER FINANCIAL DATA:
EBITDA(14).........................   $15,980         $ 9,538         $ 25,518         $ --        $ 25,518
                                      =======         =======         ========         ====        ========

     See accompanying notes to Unaudited Pro Forma Combined Financial Data

              NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                                 (IN THOUSANDS)

 (1) To record the operating revenues and oil and gas production expenses and gas gathering and marketing expenses for the first six months of 1996 for the Panoma Properties that were acquired effective July 1, 1996 as if the Panoma Acquisition had occurred on January 1, 1996.

 (2) To record operating revenues and gas gathering and marketing expenses related to the Company's 50% interest in the McLean Gas Plant, which was acquired for $2,500 in January 1997, for the year ended December 31, 1996 as if the McLean Gas Plant had been acquired on January 1, 1996. The Company will receive 100% of the net profits generated by the facility until the $2,500 purchase price is recovered, after which it will receive 50% of the net profits. If the Company had received 50% of the net profits generated by the McLean Gas Plant during the pro forma period presented, its gross margin would have been reduced by $1,043.

 (3) To record the pro forma depletion adjustment to reflect the Company's depletion expense as if the Panoma Properties that were acquired effective July 1, 1996 had been acquired on January 1, 1996.

 (4) To record one year of depreciation expense on the McLean Gas Plant (depreciable life is 15 years) as if the McLean Gas Plant had been acquired on January 1, 1996.

 (5) To record estimated additional general and administrative expenses that would have been incurred if the Panoma Properties that were acquired effective July 1, 1996 had been acquired on January 1, 1996.

 (6) To record interest expense as if the McLean Plant Acquisition and the Panoma Acquisition had occurred on January 1, 1996 as set forth below. These acquisitions were assumed to be financed by the Previous Credit Facility with an average interest rate during 1996 of 7.625%.

McLean Gas Plant-interest...................................  $  191
Panoma Properties-interest..................................   1,321
Panoma Properties-amortization of associated debt issuance
  costs.....................................................      43
                                                              ------
                                                              $1,555
                                                              ======

 (7) To record the effect of the pro forma adjustments on deferred and current federal and state income taxes at an assumed tax rate of 37.5% after consideration of available net operating losses and other carryforwards.

 (8) To remove the $389 of dividends applicable to Series B and Series C Preferred Stock that was redeemed or converted to Common Stock in late 1996 as if the redemption or conversion had occurred on January 1, 1996, and to record dividends at a rate of 8.75% on the TCW Preferred Stock issued in December 1996 as if it had been outstanding since January 1, 1996.

 (9) To record the Permian Basin Properties operating revenues and oil and gas production expenses as if the Permian Basin Acquisition had occurred on January 1, 1996 for the December 31, 1996 pro forma income statement and on January 1, 1997 for the pro forma September 30, 1997 income statement.

(10) To record the pro forma depletion adjustment to reflect the Company's depletion expense as if the Permian Basin Properties had been acquired on January 1, 1996 for the December 31, 1996 pro forma income statement and on January 1, 1997 for the pro forma September 30, 1997 income statement.

(11) To record the Company's estimates of general and administrative expenses that would have been incurred if the Permian Basin Properties had been acquired on January 1, 1996 for the December 31, 1996 pro forma income statement and on January 1, 1997 for the September 30, 1997 income statement,

                                 (IN THOUSANDS)

     net of estimated fees that would have been earned by the Company from third parties on the properties it operates, as follows:

                                                              1996     1997
                                                              -----    -----
Additional general and administrative expenses............    $ 702    $ 235
Operating fees earned from third parties..................     (552)    (185)
                                                              -----    -----
                                                              $ 150    $  50
                                                              =====    =====

(12) To record the interest expense associated with the borrowing of $119,500 under the Credit Facility and $60,000 under the Term Loan Facility to complete the Permian Basin Acquisition and to refinance the Previous Credit Facility as if the acquisition and refinancing had closed on the beginning of the respective periods.

     The Credit Facility and the Term Loan Facility are assumed to have interest rates of 9.0% and 11.5%, respectively. The debt issuance costs associated with the facilities are as follows:

Credit Facility debt issuance costs.........................    $  700
Term Loan Facility debt issuance costs......................     1,800
                                                                ------
                                                                $2,500
                                                                ======

     The components of this interest expense adjustment are as follows:

                                                            1996       1997
                                                           -------    -------
Elimination of pro forma interest adjustments for
  McLean Plant Acquisition and Panoma Acquisition and
  amortization of associated debt issuance costs.......    $(1,555)   $    --
Elimination of historical interest expense on Previous
  Credit Facility......................................     (2,394)    (1,415)
Interest on Credit Facility............................     10,755      3,585
Amortization of debt issuance costs on Credit
  Facility.............................................        133         44
Interest on Term Loan Facility.........................      6,900      2,300
Amortization of debt issuance costs on Term Loan
  Facility.............................................        220         73
                                                           -------    -------
                                                           $14,059    $ 4,587
                                                           =======    =======

(13) To adjust interest expense to reflect the repayment of the Term Loan Facility and repayment of $75,500 of indebtedness under the Credit Facility with the net proceeds of the Debt Offering. The interest rate on the Notes is 10.0%. After repayment of the Term Loan Facility, using the net proceeds of the Debt Offering, the Credit Facility will bear interest on an assumed interest rate of 7.6% per annum. The $4,500 of estimated debt issuance costs are amortized using the effective yield method over the life of the Notes. This adjustment excludes an extraordinary charge to expense of $1,800 debt issuance costs

                                 (IN THOUSANDS)

     associated with repayment of the Term Loan Facility. The components of the interest expense adjustment are as follows:

                                                            1996       1997
                                                           -------    -------
Interest on the Notes..................................    $14,000    $ 4,667
Amortization of debt issuance costs on Notes...........        270         90
Elimination of interest on $75,500 of debt under Credit
  Facility and effect of reduction of interest rate on
  Credit Facility following repayment of Term Loan
  Facility.............................................     (7,412)    (2,471)
Elimination of interest and amortization of associated
  debt issuance costs on Term Loan Facility............     (7,120)    (2,373)
                                                           -------    -------
                                                           $  (262)   $   (87)
                                                           =======    =======

(14) EBITDA is defined as net income (loss) before income taxes and minority interest, plus the sum of depletion and depreciation and interest expense. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. The Company has included information concerning EBITDA because EBITDA is a measure used by certain investors in determining the Company's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles or as an indicator of the Company's operating performance or liquidity.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Magnum Hunter Resources, Inc.

     We have audited the accompanying consolidated balance sheet of Magnum Hunter Resources, Inc. (formerly Magnum Petroleum, Inc.) and Subsidiaries as of December 31, 1995, and the related consolidated statements of operations, cash flows, and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magnum Hunter Resources, Inc. and Subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the financial statements, the Company changed its method of accounting for oil and gas producing operations from the successful efforts method to the full cost method.

                                            HEIN + ASSOCIATES LLP

Dallas, Texas
April 3, 1996

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Magnum Hunter Resources, Inc.

     We have audited the accompanying consolidated balance sheet of Magnum Hunter Resources, Inc. and Subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magnum Hunter Resources, Inc. and Subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                            Deloitte & Touche LLP

Dallas, Texas
March 14, 1997 (April 30, 1997 as to Note 16)

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1995            1996
                                                              ------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................    $ 1,544         $ 1,687
  Securities available for sale.............................        101             233
  Accounts receivable:
    Trade, net of allowance of $134 and $132................      1,247           4,372
  Due from affiliates.......................................        116             241
  Notes receivable from affiliate...........................        121             264
  Current portion of long-term note receivable..............        201             198
  Prepaid and other.........................................         22              52
                                                                -------         -------
        TOTAL CURRENT ASSETS................................      3,352           7,047
                                                                -------         -------
PROPERTY, PLANT AND EQUIPMENT
  Oil and gas properties, full cost method:
    Unproved................................................        843             459
    Proved..................................................     36,257          70,575
  Pipelines.................................................      1,087           7,102
  Other property............................................        146             381
                                                                -------         -------
        TOTAL PROPERTY, PLANT AND EQUIPMENT.................     38,333          78,517
  Accumulated depreciation, depletion and impairment........     (1,928)         (4,869)
                                                                -------         -------
NET PROPERTY, PLANT AND EQUIPMENT...........................     36,405          73,648
                                                                -------         -------
OTHER ASSETS
  Deposits and other assets.................................        118             645
  Long-term notes receivable, net of imputed interest.......        190           1,732
                                                                -------         -------
        TOTAL ASSETS........................................    $40,065         $83,072
                                                                =======         =======

                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade accounts payable and accrued liabilities............    $ 1,283         $ 3,698
  Gas imbalance payable.....................................         --             242
  Dividends payable.........................................        177              22
  Suspended revenue payable.................................        794             784
  Current maturities of long-term debt......................      2,014              22
                                                                -------         -------
        TOTAL CURRENT LIABILITIES...........................      4,268           4,768
                                                                -------         -------
LONG-TERM LIABILITIES
  Long-term debt, less current maturities...................      7,598          38,744
  Production payment liability..............................        288             937
  Other.....................................................        290              --
  Deferred income taxes.....................................      3,125           3,469
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock -- $.001 par value; 10,000,000 shares
    authorized 216,000 designated as Series A; 80,000 and
    80,000 issued and outstanding, respectively, liquidation
    amount $0...............................................         --              --
    925,000 designated as Series B; 62,050 and none issued
     and outstanding, respectively..........................         --              --
    625,000 designated as Series C; 625,000 and none shares
     issued and outstanding, respectively...................          1              --
    1,000,000 designated as 1996 Series A Convertible; none
     and 1,000,000 issued and outstanding, respectively,
     liquidation amount none and $10,000,000 respectively...         --               1
  Common stock -- $.002 par value; 50,000,000 shares
    authorized 11,598,183 shares issued and 14,252,822
    issued and outstanding, respectively....................         23              29
  Additional paid-in capital................................     29,660          40,216
  Accumulated deficit.......................................     (5,245)         (5,142)
  Unrealized gain on investments............................         57              51
                                                                -------         -------
                                                                 24,496          35,155
  Treasury stock (544,495 shares of common stock)...........         --              (1)
                                                                -------         -------
        TOTAL STOCKHOLDERS' EQUITY..........................     24,496          35,154
                                                                -------         -------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........    $40,065         $83,072
                                                                =======         =======

  The accompanying notes are an integral part of these consolidated financial statements

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                                -------------------------
                                                                   1995           1996
                                                                -----------    ----------
OPERATING REVENUE
  Oil and gas sales.........................................    $       617    $   10,248
  Gas gathering and marketing...............................             --         5,768
  Oil field services and commissions........................             32           396
                                                                -----------    ----------
          TOTAL OPERATING REVENUE...........................            649        16,412
                                                                -----------    ----------
OPERATING COSTS AND EXPENSES
  Oil and gas production....................................            268         4,390
  Gas gathering and marketing...............................             --         4,708
  Costs related to other services...........................             26           267
  Depreciation and depletion................................            421         2,951
  General and administrative................................            977         1,225
                                                                -----------    ----------
          TOTAL OPERATING COSTS AND EXPENSES................          1,692        13,541
                                                                -----------    ----------
OPERATING PROFIT (LOSS).....................................         (1,043)        2,871
OTHER INCOME................................................             77           344
INTEREST EXPENSE............................................             (2)       (2,394)
                                                                -----------    ----------
NET INCOME (LOSS) BEFORE INCOME TAXES.......................           (968)          821
  Provision for deferred income taxes.......................             --          (312)
                                                                -----------    ----------
NET INCOME (LOSS)...........................................           (968)          509
DIVIDENDS APPLICABLE TO PREFERRED SHARES....................           (617)         (406)
                                                                -----------    ----------
INCOME (LOSS) APPLICABLE TO COMMON SHARES...................    $    (1,585)   $      103
                                                                ===========    ==========
INCOME (LOSS) PER COMMON SHARE..............................    $     (0.28)   $     0.01
                                                                ===========    ==========
COMMON SHARES USED IN PER SHARE CALCULATION.................      5,606,669    12,485,893
                                                                ===========    ==========

  The accompanying notes are an integral part of these consolidated financial statements

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                                                                           DEFERRED
                                                PREFERRED STOCK        COMMON STOCK        TREASURY STOCK     ADDITIONAL   COSTS OF
                                               ------------------   -------------------   -----------------    PAID-IN     WARRANT
                                                SHARES     AMOUNT     SHARES     AMOUNT    SHARES    AMOUNT    CAPITAL     OFFERING
                                               ---------   ------   ----------   ------   --------   ------   ----------   --------
Balance at December 31, 1994.................    645,775    $ 1      4,537,045    $ 9           --    $ --     $12,606      $(240)
  Conversion of preferred stock to common
    stock....................................    (11,300)    --         28,900     --
  Issuance and costs from exercise of
    warrants.................................     20,750     --        833,324      2                            2,841        240
  Issuance of Series C preferred stock.......                                                                      249
  Issuance of common stock to acquire oil and
    gas properties...........................                          386,615      1                            1,378
  Issuance of common stock for services......                          602,222      1                            1,370
  Issued to directors for collateral.........                          125,000     --
  Sale of investment shares..................
  Payments received on receivable from
    stockholders.............................
  Acquisition of Hunter Resources, Inc. for
    Series C preferred stock and common
    stock....................................    111,825     --      5,085,077     10                           11,216
  Dividends declared on preferred stock......
  Net loss from operations...................
  Unrealized gain on investments.............
                                               ---------    ---     ----------    ---     --------    ----     -------      -----
Balance at December 31, 1995.................    767,050      1     11,598,183     23           --      --      29,660         --
  Conversion of preferred stock to common
    stock....................................   (658,934)    (1)     1,821,638      4                               (3)
  Redemption of 28,116 shares of Series C
    preferred stock..........................    (28,116)    --                                                   (294)
  Issuance of 1996 Series A convertible
    preferred stock, net of offering costs...  1,000,000      1                                                  9,785
  Shares issued as collateral, returned and
    held as treasury stock...................                          610,170      1     (610,170)     (1)         (1)
  Exercise of employees' common stock
    options..................................                               --     --       12,258      --           9
  Issuance of common stock to acquire oil and
    gas properties...........................                          188,410      1       51,300      --         938
  Sale of investment shares..................
  Dividends declared on preferred stock......                           34,421     --        2,117      --         122
  Net income from operations.................
  Unrealized gain on investments.............
                                               ---------    ---     ----------    ---     --------    ----     -------      -----
Balance at December 31, 1996.................  1,080,000    $ 1     14,252,822    $29     (544,495)   $ (1)    $40,216      $  --
                                               =========    ===     ==========    ===     ========    ====     =======      =====

                                                                           UNREALIZED
                                                             RECEIVABLE    GAIN(LOSS)
                                               ACCUMULATED      FROM           ON
                                                 DEFICIT     STOCKHOLDER   INVESTMENTS
                                               -----------   -----------   -----------
Balance at December 31, 1994.................    $(3,659)       $ (63)        $ (9)
  Conversion of preferred stock to common
    stock....................................
  Issuance and costs from exercise of
    warrants.................................
  Issuance of Series C preferred stock.......
  Issuance of common stock to acquire oil and
    gas properties...........................
  Issuance of common stock for services......
  Issued to directors for collateral.........
  Sale of investment shares..................                                    9
  Payments received on receivable from
    stockholders.............................                      63
  Acquisition of Hunter Resources, Inc. for
    Series C preferred stock and common
    stock....................................
  Dividends declared on preferred stock......       (618)
  Net loss from operations...................       (968)
  Unrealized gain on investments.............                                   57
                                                 -------        -----         ----
Balance at December 31, 1995.................     (5,245)          --           57
  Conversion of preferred stock to common
    stock....................................
  Redemption of 28,116 shares of Series C
    preferred stock..........................
  Issuance of 1996 Series A convertible
    preferred stock, net of offering costs...
  Shares issued as collateral, returned and
    held as treasury stock...................
  Exercise of employees' common stock
    options..................................
  Issuance of common stock to acquire oil and
    gas properties...........................
  Sale of investment shares..................                                  (57)
  Dividends declared on preferred stock......       (406)
  Net income from operations.................        509
  Unrealized gain on investments.............                                   51
                                                 -------        -----         ----
Balance at December 31, 1996.................    $(5,142)       $  --         $ 51
                                                 =======        =====         ====

  The accompanying notes are an integral part of these consolidated financial statements.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1995       1996
                                                              --------   --------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss).........................................   $  (968)   $   509
  Adjustments to reconcile net income (loss) to cash
     provided by (used for)
     operating activities:
     Depreciation and depletion.............................       421      2,951
     Deferred income taxes..................................        --        312
     Common stock issued for services.......................       102         --
     (Gain) loss on sale of assets..........................        76       (143)
     Interest accrued on notes receivable from
      stockholders..........................................        --         --
     Other..................................................        15         32
     Changes in certain assets and liabilities:
       Accounts receivable..................................       (37)    (3,250)
       Costs in excess of billings on uncompleted drilling
        contracts...........................................        55         --
       Deposits and other assets............................        --        (30)
       Accounts payable and accrued liabilities.............      (513)     2,647
                                                               -------    -------
          Net Cash Provided By (Used By) Operating
           Activities.......................................      (849)     3,028
                                                               -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of assets..............................        88        318
  Additions to property and equipment.......................    (1,244)   (41,471)
  Increase in deposits and other assets.....................        --       (527)
  Loan made for promissory note receivable..................      (121)       (58)
  Payments received on promissory notes receivable..........       334         --
  Purchase of securities available for sale.................       (30)        --
  Obligations and property acquisitions funded in Hunter
     acquisition............................................    (1,034)        --
                                                               -------    -------
          Net Cash Used By Investing Activities.............    (2,007)   (41,738)
                                                               -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt and production
     payment................................................        --     57,262
  Payments of principal on long-term debt and production
     payment................................................      (186)   (27,459)
  Payments on other liabilities.............................        --       (290)
  Proceeds from issuance of common and preferred stock, net
     offering costs.........................................     3,332      9,796
  Redemption of preferred stock.............................        --       (295)
  Payments received on notes receivable.....................        62        277
  Increase in segregated funds for payments of notes
     payable................................................       130         --
  Dividends paid............................................      (583)      (438)
                                                               -------    -------
          Net Cash Provided By Financing Activities.........     2,755     38,853
                                                               -------    -------
          NET INCREASE (DECREASE) IN CASH AND CASH
           EQUIVALENTS......................................      (101)       143
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     1,645      1,544
                                                               -------    -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................   $ 1,544    $ 1,687
                                                               =======    =======

  The accompanying notes are an integral part of these consolidated financial statements

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

     Magnum Hunter Resources, Inc. (the "Company"), formerly Magnum Petroleum, Inc., is incorporated under the laws of the state of Nevada. The Company is engaged in the acquisition, operation and development of oil and gas properties, the gathering, transmission and marketing of gas, providing management and advisory consulting services on oil and gas properties for third parties, and providing consulting and U.S. export services to facilitate Latin American trade in energy products. In conjunction with the above activities, the Company owns and operates oil and gas properties in six states, predominantly in the Southwest region of the United States. In addition, the Company owns and operates four gathering systems located in Texas, Louisiana and Oklahoma.

MERGER AND CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its existing wholly-owned subsidiaries, Gruy Petroleum Management Company, Hunter Gas Gathering, Inc., Inesco Corporation, Magnum Hunter Production, Inc., Midland Hunter Petroleum Limited Liability Company, and SPL Gas Marketing, Inc. and its 51% owned subsidiary, Hunter Butcher International Limited Liability Company. As more fully discussed in Note 3, the Company entered into an amended definitive agreement on December 19, 1995 to acquire all of the assets, subject to the existing liabilities, of Hunter Resources, Inc. ("Hunter"). The purchase was accounted for by the purchase method effective December 31, 1995. As such, the accompanying consolidated financial statements for 1995 include the balance sheet accounts of Hunter. However, the Statement of Operations for 1995 does not include the operations of Hunter for that fiscal year. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the consolidated financial statements of the prior year to conform with the current presentation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has cash deposits in excess of federally insured limits.

INVESTMENTS

     In 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard, the equity securities held by the Company that have readily determinable fair values are classified as current assets available-for-sale and are measured at fair value. Unrealized gains and losses for these investments are reported as a separate component of stockholders' equity.

     At December 31, 1995, the Company's available for sale securities had an amortized cost basis of $44,440, gross unrealized gains reported in equity of $57,200 and fair market value of $101,640. During 1995, securities were sold for gross proceeds of $73,083 and the Company realized a gain of $19,370.

     At December 31, 1996, the Company's available for sale securities had an amortized cost basis of $150,000, gross unrealized gains reported in equity of $51,150 and a fair market value of $232,500. During 1996, securities were sold for gross proceeds of $187,312 and the Company realized a gain of $142,872.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

SUSPENDED REVENUES

     Suspended revenue interests represent oil and gas sales payable to third parties largely on properties operated by the Company. The Company distributes such amounts to third parties upon receipt of signed division orders or resolution of other legal matters.

OIL AND GAS PRODUCING OPERATIONS

     The Company follows the full-cost method of accounting for oil and gas properties, as prescribed by the Securities and Exchange Commission ("SEC"). Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized.

     All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Cost directly associated with the acquisition and evaluation of unproved properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed periodically and any provision for impairment is transferred to the full-cost amortization base. Sales of oil and gas properties are credited to the full-cost pool unless the sale would have a significant effect on the amortization rate. Abandonments of properties are accounted for as adjustments to capitalized costs with no loss recognized. The Company's unproved properties excluded from the amortization base were $843,000 and $459,000 at December 31, 1995 and 1996, respectively. The remaining costs associated with unproved properties were expended in 1995 and are expected to be evaluated and transferred into the amortization base over the next twelve months.

     The net capitalized costs are subject to a "ceiling test," which generally limits such costs to the aggregate of the estimated present value of future net revenues from proved reserves discounted at ten percent based on current economic and operating conditions.

DRILLING OPERATIONS

     Fees from fixed-price contracts with other working interest owners to drill, complete and place oil and gas wells into production, less related costs, are accounted for as adjustments to oil and gas properties.

PIPELINES

     Pipelines are carried at cost. Depreciation is provided using the straight-line method over an estimated useful life of 15 years. Gain or loss on retirement or sale or other disposition of assets is included in results of operations in the period of disposition.

OTHER PROPERTY

     Other property and equipment are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from five to ten years. Gain or loss on retirement or sale or other disposition of assets is included in results of operations in the period of disposition.

OTHER OIL AND GAS RELATED SERVICES

     Other oil and gas related services consist largely of fees earned from the Company's salt water disposal facility. Such fees are recognized in the month the disposal service is provided.

IMPACT OF RECENTLY ISSUED PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statement No. 121, ("SFAS No. 121") "Accounting for Impairments of Long-Lived Assets and Assets to be Disposed of", and Statement No. 123, "Accounting For Stock-Based Compensation" ("SFAS No. 123"). The Company adopted the provisions of

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

SFAS No.121 in 1996 but it did not have any effect on the Company's consolidated financial statements, and it adopted the disclosures only portion of SFAS No.123 as it continued to follow the provisions of APB No. 25 which is the intrinsic value method of accounting for stock-based compensation. See Note 15 which follows for the effect of stock based compensation on a pro forma basis.

INCOME TAXES

     The Company files a consolidated federal income tax return. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus net deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets include recognition of operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. Valuation allowances are recognized to limit recognition of deferred tax assets where appropriate. Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

INCOME OR LOSS PER COMMON SHARE

     Income or loss per common share is based on the weighted average number of shares of common stock outstanding. Convertible securities and warrants were anti-dilutive at December 31, 1995 and 1996 and were not included in the calculation of income or loss per common share.

DEFERRED COST OF WARRANT EXERCISE OFFERING

     The Company incurred costs to update its registration statement relating to Series C preferred stock that is convertible into common stock and relating to common stock purchase warrants. The Company made an offer to the warrant holders allowing them to exercise their warrants at a discount through February 16, 1995. As presented in Note 9, certain of the common stock purchase warrants were exercised prior to the expiration of the discount period. The Company had deferred direct costs as of December 31, 1994 of $240,281 related to the discounted warrant exercise offering. Such costs and $250,488 incurred in 1995 were offset against the proceeds received in 1995 from the exercise of the warrants. There were no warrants exercised during 1996.

USE OF ESTIMATES AND CERTAIN SIGNIFICANT ESTIMATES

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant assumptions are required in the valuation of proved oil and gas reserves, which as described above may affect the amount at which oil and gas properties are recorded. It is at least reasonably possible those estimates could be revised in the near term and those revisions could be material.

NOTE 2 -- CHANGE IN ACCOUNTING METHOD

     The Company accounted for its oil and gas producing activities using the successful efforts method from inception through June 30, 1995. However, the full cost method has subsequently been adopted. The Company is of the opinion that the full cost method of accounting is preferable to the successful efforts method of accounting for its oil and gas activities for the following reasons:

          (1) The Company recently acquired the subsidiaries of Hunter (See note
     3),which comprise corporations engaged in oil and gas related activities and which utilize the full cost method of accounting for these activities. For both legal and accounting purposes, the Company is the acquiring entity;

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES however, the subsidiaries are increasing their oil and gas activities and have more proved oil and gas reserves than the Company. Furthermore, management of Hunter became the management of the Company upon completion of the acquisition. One of the Hunter subsidiaries specializes in the management of oil and gas properties and all accounting functions and financial reporting have been undertaken by the subsidiary's personnel. The individuals employed by the subsidiaries have comprised the vast majority of the Company's employees and the Company believes that by allowing these employees and Hunter's management to continue to use the full cost method, it would greatly benefit in accurately reporting on its oil and gas operations.

          (2) The subsidiaries have established relationships with lending sources which the Company intends to continue to utilize and expand upon. These sources are accustomed to evaluating the subsidiaries' financial statements on the full cost method of accounting. The Company intends to request additional borrowing arrangements from these lenders and believes that it is desirable for these lending sources to review financial statements prepared on a consistent basis.

     The accompanying financial statements have been restated to apply the full cost method retroactively. This change in accounting principle has no significant effect on income taxes. The effect of the accounting change in accumulated deficit as previously reported for 1995 is:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1995
                                                              ------------
STATEMENT OF ACCUMULATED DEFICIT:
Balance at Beginning of Period as Previously Reported.......  $(4,166,058)
Add Adjustment for the Cumulative Effect on Prior Years of
  Applying Retroactively the Full Cost Method...............      506,651
                                                              -----------
Balance at Beginning of Period, as Adjusted.................   (3,659,407)
Net Loss....................................................     (968,272)
Preferred Dividends.........................................     (617,220)
                                                              -----------
Balance at End of Year......................................  $(5,244,899)
                                                              ===========

     The effect on 1995 operations of changing the accounting method was to increase net loss and net loss per share by $307,000 and $.05, respectively.

NOTE 3 -- ACQUISITIONS AND DISPOSITIONS

     During March 1995, the Company acquired an additional fifty percent (50%) working interest (for a total of 100% working interest) in a proved undeveloped oil and gas property on which one well is located. The acquisition cost of this additional interest was $410,000, of which $130,000 was paid in cash and 80,000 shares of the Company's restricted common stock, valued at $3.50 per share, were issued. During April 1995, the Company also acquired an additional 40 percent (40%) working interest (for a total of ninety percent (90%) working interest) in a proved undeveloped property on which one well is located. The acquisition cost of this additional interest was $480,000, of which $20,000 was paid in cash and 125,000 shares of the Company's restricted common stock were issued, valued at $3.50 per share, and the transfer of securities held by the Company as an investment in equity securities at December 31, 1994.

     In October 1995, the Company issued 85,131 shares of restricted common stock, valued at $3.52 per share, in an acquisition completed by a Hunter subsidiary for the remaining stock ownership interest in a limited liability company. Also, in October 1995, the Company issued 64,176 shares of restricted common stock, valued at $4.00 per share, in an acquisition of oil and gas properties completed by a Hunter subsidiary.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

In December 1995, the Company issued 32,308 shares of restricted common stock, valued at $3.25 per share, in an acquisition of a proven undeveloped property by a Hunter subsidiary.

     The Company executed a definitive agreement on July 21, 1995 to acquire all of the assets, subject to the existing liabilities of Hunter Resources, Inc. ("Hunter"). Pursuant to the agreement, the Company issued, subject to shareholder approval, 2,750,000 shares of its restricted common stock to Hunter in exchange for the assets acquired. In addition, 575,000 shares of restricted common stock were issued to a third party as an additional cost of the acquisition. The third party distributed a total of 250,000 of the shares to a former director and a former officer of the Company for their assistance in completing the acquisition.

     On December 19, 1995 to be effective December 22, 1995, the Company and Hunter entered into an amended agreement. Under the terms of the amendment, which was executed by Hunter shareholders representing over fifty percent (50%) of the common stock of Hunter, an additional 2,335,077 shares of restricted common stock and 111,825 shares of Series C preferred stock were issued to Hunter. The acquisition was recorded under the "purchase method" of accounting, based upon the estimated value of the shares issued of $12,495,005. The operations of Hunter have been consolidated with those of the Company beginning on December 31, 1995.

     On June 28, 1996, the Company purchased 469 gas wells and approximately 427 miles of a gas gathering pipeline system for a net purchase price of $34,652,395. The properties are located in the Panhandle of Texas and Western Oklahoma and are referred to as the "Panoma Properties." As the purchase was not completed until the end of the second quarter of 1996, the consolidated financial statements for 1996 include the operating results of the Panoma Properties for only the last six months of the year.

     On November 4, 1996, the Company entered into an agreement to sell certain oil and gas properties for $1,850,000, including $150,000 of restricted securities of an American Stock Exchange listed company and a $1,700,000 promissory note payable out of 100% of the net oil and gas income of the properties. The agreement calls for the Company's subsidiary to continue to operate the properties for a monthly management fee.

     The following summary, prepared on a pro forma basis, presents the results of operations for the years ended December 31, 1995 and 1996, as if the acquisitions occurred as of the beginning of the respective years. The pro forma information includes the effects of adjustments for increased general and administrative expense, interest expense, depreciation, depletion and income taxes:

                                                               1995           1996
                                                            -----------    -----------
                                                                   (UNAUDITED)
Revenue...................................................  $12,515,000    $20,653,000
Net Income (Loss) Applicable to Common Stock..............   (4,403,000)      (304,000)
Net Income (Loss) Per Common Share........................  $      (.79)   $      (.02)
Average shares outstanding................................    5,606,669     12,485,893

NOTE 4 -- NOTES RECEIVABLE

     During July of 1994, the Company received an interest bearing note due on May 1, 1995, in exchange for $319,206 paid by the Company. Interest in the amount of $3,000 per month accrued through February 28, 1995 and was paid in March 1995. For the remaining two months, interest in the amount of $4,500 per month was accrued which, along with the principal amount, was paid during May 1995. The note was collateralized by securities, the fair market value of which was less than the amount of the note.

     On July 28, 1995, the Company received a non-interest bearing note receivable in the amount of $223,500 in exchange for its interest in an oil and gas property. Interest at 10 percent was imputed on the note

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES resulting in a discount of $28,366. The note provides for payments of $7,000 per month which were received timely in 1996. As of December 31, 1996, the unpaid balance, net of discount, is $112,288.

     On November 4, 1996, the Company received an interest bearing note due on November 1, 1999, in exchange for its interest in oil and gas properties. Interest is at the rate of 12% per annum. The note is collateralized by stock in an American Stock Exchange listed company and the oil and gas properties sold. As of December 31, 1996, the unpaid balance was $1,627,534.

NOTE 5 -- RELATED PARTY TRANSACTIONS

     In conjunction with the acquisition of Hunter, the Company assumed a note receivable with a balance of $120,758 and $178,527 at December 31, 1995 and 1996, respectively, from an owner in an affiliated limited liability company. The note provides for interest at ten percent and has a due date of January 31, 1997.

     In connection with the acquisition of Hunter, the Company assumed a note receivable from a company affiliated with the President of the Company in the amount of $54,615 at December 31, 1995 and 1996. This note bears interest at ten percent and is due on demand. Additionally, trade accounts receivable from this affiliated company were $51,346 and $30,761 at December 31, 1995 and 1996, respectively.

     In connection with the acquisition of Hunter, the Company assumed unsecured accounts receivable from the President personally in the amount of $10,000 as of December 31, 1995, which amount has been subsequently repaid.

     A company owned by two former directors of the Company previously operated several of the wells in which the Company owned an interest. Operating fees paid this company were $35,519 in 1995. The operations of these wells were transferred to a subsidiary of Hunter during 1995. In addition, the related company received a commission of $25,000 from the sale of an oil and gas property to the Company in 1995.

     During 1996, as part of the Company's overall compensation package, the Company's officers and directors were granted the right to participate in certain development and exploration projects of the Company on a promoted basis.

     As of December 31, 1996, eleven (11) of the Company's officers and directors as a group spent an aggregate of $137,340 participating in 6 wells. The Company discontinued this program as of January 1, 1997.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

NOTE 6 -- LONG-TERM DEBT

     Long-term debt at December 31, 1995 and 1996 consisted of the following:

                                                                  1995         1996
                                                               ----------   -----------
BANKS
Revolving promissory note, collateralized by pipeline and
  oil and gas properties, due June 30, 2001, interest at
  LIBOR + 2.25% (total of 7.625% at December 31,
  1996)(1).................................................    $       --   $38,700,000
Promissory note, collateralized by pipelines and oil and
  gas properties, payable in monthly installments for 1996
  of $174,000 through October 1, 1996, then $171,000
  thereafter plus interest at prime plus one percent (total
  of 9.75% at December 31, 1995), assumed in Hunter
  acquisition(2)...........................................     9,555,000            --
Note payable, payable in monthly installments of $498
  through July 1996 plus interest at 7.25 percent,
  collateralized by truck..................................         3,000            --
Note payable to bank collateralized by vehicle payable in
  monthly installments of $1,031 including interest at 8.5%
  through February 1999....................................            --        24,000
OTHER
Notes payable, non-interest bearing and uncollateralized,
  payable in monthly installments of $1,000 through July 1,
  2000, assumed in Hunter acquisition......................        54,000        42,000
                                                               ----------   -----------
          Total Long-Term Debt.............................     9,612,000    38,766,000
               Less Current Portion........................     2,014,000        22,000
                                                               ----------   -----------
          Long-Term Debt...................................    $7,598,000   $38,744,000
                                                               ==========   ===========

     Maturities of long-term debt based on contractual requirements for the years ending December 31, are as follows:

1997........................................................  $    22,000
1998........................................................       24,000
1999........................................................       14,000
2000........................................................        6,000
2001........................................................   38,700,000
                                                              -----------
                                                              $38,766,000
                                                              ===========

---------------

(1) The revolving promissory note to the banks is a borrowing under a $100,000,000 line of credit on which there existed a borrowing base of $55,000,000 at December 31, 1996. The level of the borrowing base is dependent on the valuation of the assets pledged, primarily oil and gas reserve values. The line of credit includes covenants, the most restrictive of which require maintenance of a current ratio, interest coverage ratio, and tangible net worth, as specified in the loan agreement. The bank group must approve all dividends paid on common stock.

(2) The promissory note to bank was a borrowing under a $20,000,000 line of credit on which there existed a borrowing base of approximately $8.7 million at December 31, 1995. The balance at December 31, 1995 included $1,125,000 due to the seller of certain oil and gas properties which was refinanced in February,

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

    1996 under the line of credit. The final principal payments under the line of credit were due June 1, 2000. The amount that could be borrowed under the line of credit was based upon a designated percentage of oil and gas reserve values. The line of credit included covenants, the most restrictive of which require maintenance of a current ratio and tangible net worth, as specifically defined in the loan agreement.

NOTE 7 -- PRODUCTION PAYMENT LIABILITY

     As a result of the merger with Hunter in 1995, the Company assumed an obligation under a production payment conveyance. The conveyance provides for a royalty payment equal to 50% of the monthly net revenue proceeds received by the Company in certain oil and gas properties. The balance owed under the conveyance bears interest at 15% per annum and is non-recourse to the Company. The balance owed under this conveyance was $288,000 and $210,000 at December 31, 1995 and 1996, respectively.

     In November, 1996, the Company entered into a second production payment conveyance with the same party. The Company received a production payment amount of $750,000 and agreed to make royalty payments of up to 50% of the monthly net revenue proceeds received from certain oil and gas properties. The balance owed under the conveyance was $726,000 at December 31, 1996. The production payment bears interest at the rate of 13.5% per annum and is non-recourse to the Company.

NOTE 8 -- INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the recognition of a liability or asset, net of a valuation allowance, for the deferred tax consequences of all temporary differences between the tax bases and the reported amounts of assets and liabilities, and for the future benefit of operating loss carryforwards. The following is a reconciliation of income tax expense reported in the statement of operations:

                                                                1996
                                                              --------
Tax expense at statutory rates..............................  $279,000
State taxes.................................................    24,000
Other.......................................................     9,000
                                                              --------
          Total.............................................  $312,000
                                                              ========

     The tax effects of significant temporary differences and carryforwards are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1995           1996
                                                            -----------    -----------
Property and equipment, including intangible drilling
  costs...................................................  $(5,890,000)   $(6,381,000)
Annualized gain on investment.............................           --        (32,000)
                                                            -----------    -----------
Total deferred tax liability..............................   (5,890,000)    (6,413,000)
                                                            -----------    -----------
Allowance for doubtful accounts...........................       50,000         49,000
Depletion carryforwards...................................      365,000        361,000
Operating loss carryforwards..............................    2,350,000      2,534,000
                                                            -----------    -----------
          Total deferred tax assets.......................    2,765,000      2,944,000
                                                            -----------    -----------
Valuation allowance.......................................           --             --
                                                            -----------    -----------
          Net Deferred Tax Liability......................  $(3,125,000)   $(3,469,000)
                                                            ===========    ===========

     The Company and its subsidiaries have net operating loss carryforwards
(NOL) of approximately $6,900,000 that expire, if unused, in years through 2011, none in 1997. Approximately $1,700,000 of the NOL

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES carries a limitation of approximately $200,000 per year. In addition, the Company has depletion carryforwards of approximately $1,000,000.

NOTE 9 -- STOCKHOLDERS' EQUITY

     Shares of preferred stock may be issued in such series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Board of Directors. Of the 10,000,000 shares of $.001 par value preferred stock the Company is authorized to issue, 216,000 shares have been designated as Series A Preferred Stock, 925,000 shares have been designated as Series B Preferred Stock, 625,000 shares have been designated as Series C Preferred Stock and 1,000,000 shares have been designated as 1996 Series A Convertible Preferred Stock. Thus, 7,234,000 preferred shares have been authorized for issuance but have not been issued nor have the rights of these preferred shares been designated. No dividends can be paid on the common stock until the dividend requirements of the preferred shares have been satisfied.

     Holders of the Series A Preferred Stock are entitled to receive dividends only to the extent that funds are available from the West Dilley Prospect. Such dividends are limited to $7.50 per share, in the aggregate. Dividend payments to Series A preferred shareholders will be based on fifty percent (50%) of the net operating revenue received by the working interest owners of the West Dilley Prospect. Due to a decline in production from the well located on this prospect, the Company has shut this well in and is no longer producing the property. The Series A dividends are not cumulative except for unpaid amounts due from this calculation. No dividends have been paid on the Series A preferred stock. There is no aggregate annual dividend requirement for the Series A preferred stock.

     The Series B Preferred Stock was issued as a unit, comprised of 1,000 shares of Series B Preferred Stock and two production certificates. The Series B preferred stockholders are entitled to receive cumulative dividends of $0.35 annually per share, payable quarterly. The holders of the units are entitled to receive $10,000 per unit in dividends and in production payments. The production payments were derived from 50% of the Company's net revenue from production of oil and gas. The Board of Directors declared dividends on the Series B preferred stock of $25,172 and $21,893 for the years ended December 31, 1994 and 1995, respectively. Beginning June 15, 1994, the Company offered to exchange (the "Exchange Offer") 1,250 shares of common stock for each Series B production certificate. During 1994, 141.1 production certificates were exchanged for 176,375 shares of common stock and the Series B preferred shareholders agreed to convert their Series B preferred shares into common stock at December 31, 1995 if all dividends were paid through that date. All of the shares were converted to common stock during 1996.

     Separate and apart from the Exchange Offer, two of the Company's officers and directors (the "Officers") set aside 125,000 shares (the "Stock") of their own common stock of the Company for a single individual (the "Individual") who owned approximately 55% of the Series B production certificates that were exchanged. The Stock was being held by an independent party to this transaction until fair market value of the Exchange Shares, when the Exchange Shares become eligible for sale pursuant to Rule 144 of the Securities Act of 1933, is determined. The Company issued 125,000 shares of its common stock to the Officers in exchange for their assignment to the Company of all of the Officers' rights, title and interest in the Stock. The Company has recorded the new shares issued at par value. The value of the exchange shares was determined in 1996, and the Company issued 5,000 shares of its common stock to the Individual. Subsequent to year-end, the 125,000 shares being held were returned to the Company and are being held as treasury stock.

     The Series C preferred stock was convertible at the option of the holder at any time into three shares of common stock and, after November 12, 1994, would automatically convert into common stock any time the closing bid price of the common stock equals or exceeds $5.00 per share for twenty consecutive trading days. The Series C preferred stock was redeemable by the Company beginning November 12, 1995, at $10.50 per share plus accrued and unpaid dividends. If declared by the Board of Directors, dividends accrue at the annual rate of $1.10 per share, are cumulative from the date of first issuance and are paid quarterly in arrears. The

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

Board of Directors declared dividends on the Series C preferred stock of $595,327 and $339,827 for the years ended December 31, 1995 and 1996, respectively. The aggregate annual dividend requirements for the 625,000 shares of Series C preferred stock outstanding at December 31, 1995 and 1996 amounts to $687,500 and none, respectively. As of December 31, 1996, all Series C preferred stock had been redeemed or converted to common stock.

     On December 6, 1996, the Company entered into an agreement to issue 1,000,000 shares of new Series A preferred stock, known as the 1996 Series A Convertible Preferred Stock, in a private placement. The shares have a stated and liquidation value of $10 per share and pay a fixed annual cumulative dividend of eight and three quarters percent (8.75%) payable quarterly in arrears beginning December 31, 1996. The shares are convertible into shares of common stock at a conversion price of $5.875 per share. Beginning in December 1998, the Company has an option to exchange the stock into convertible subordinated debentures of equivalent value. The purpose of the private placement was to fund the capital cost necessary to drill certain development projects and to fund the capital costs of several West Texas waterflood projects. Proceeds from the offering were initially used to reduce the Company's existing bank indebtedness. Certain capital expenditure requirements for developmental drilling and waterflood projects are required under the agreement whereby this stock was issued. In addition, under the terms of the preferred stock, the Company is required to raise an aggregate of $15 million of additional equity by March 31, 1998 or the Company is required to redeem on June 30 of each of the years 2006, 2007, and 2008, 333,333 shares of preferred stock. On December 23, 1996, the 1996 Series A Convertible Preferred Stock was issued, resulting in net proceeds to the Company after offering costs of $9,787,000. Dividends of $22,000 were declared in 1996 and paid subsequent to year end.

     The preferred shareholders are not entitled to vote except on those matters in which the consent of the holders of preferred stock is specifically required by Nevada law. If the Company were to liquidate prior to payment of the full dividend requirements on the preferred stock, the preferred stock would receive a liquidation preference from the liquidation proceeds. The Series A preferred shareholders would receive an amount equal to the lesser of the proceeds from the liquidation of the West Dilley Prospect or the remaining unpaid dividend. The 1996 Series A Convertible Preferred Stock would receive an amount of $10 per share. On liquidation, holders of all series of the preferred stock would be entitled to receive the par value, $.001 per share, in preference to the common stock shareholders.

     The Series C preferred stock was originally issued as a unit comprised of one share of Series C preferred stock and warrants to purchase three (3) shares of common stock. A total of 1,687,500 warrants were issued and are exercisable at $5.50 per share through November 12, 1998. The Company offered the holders of the warrants a discount period commencing November 15, 1994 and ending February 16, 1995 during which time the warrants could be exercised at $4.00. During this time, warrants were exercised for 833,324 shares of common stock. The exercise of these warrants resulted in cash proceeds of $3,333,298 to the Company. The warrants are redeemable by the Company at $0.02 per warrant upon 30 day notice at any time after November 12, 1995 or earlier if the closing bid price of the common stock equals or exceeds $6.75 for five consecutive trading days. At December 31, 1995, 854,176 of the warrants remained outstanding.

     The Company granted an unrelated company the right to acquire 100,000 shares of common stock under the terms of a consulting agreement. The rights became exercisable at the rate of 3,325 shares in November 1994, 8,335 shares per month from December 1994 through October 1995 and 4,990 shares in November 1995. The rights are exercisable at $4.125 per share. The rights expire in June 1997.

     In October 1995, in connection with an acquisition of oil and gas properties, the Company issued 25,000 warrants with an exercise price of $4.00 per share, and 25,000 warrants with an exercise price of $4.50 per share with each such warrant expiring in October 1997. In December 1995 the Company issued 37,500 warrants at an exercise price of $3.00 per share to an unaffiliated third party for services rendered. The warrants expire in December 1997.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

     During 1995, 20,750 representatives' warrants were exercised at $12.00 per warrant resulting in $249,000 of proceeds to the Company. Each warrant entitles the holder to receive one share of Series C preferred stock and three (3) common stock warrants exercisable at $4.00 per share through February 1995 and $5.50 thereafter. 9,300 shares of Series C preferred stock and 2,000 shares of Series B preferred stock have also been converted into 28,900 shares of common stock. The Company issued 5,000 shares of common stock, valued at $3.50 per share to its directors, which resulted in $17,500 of compensation expense in 1995. Also, 22,222 shares of common stock with a value of $3.80 per share were issued for services rendered in 1995.

     In January, 1996, 60,000 warrants were issued at an exercise price of $3.375 per share and expiring in January 1999. At December 31, 1996, 45,000 of these warrants had been earned. In connection with the receipt of a production payment, in October 1996 the Company issued 25,000 warrants with an exercise price of $5.18 expiring October 1999, 25,000 warrants with an exercise price of $5.65 expiring October 2000 and 25,000 warrants with an exercise price of $6.13 expiring October 2001. No warrants were exercised in 1996.

     At December 31, 1996, the Company had 1,176,676 total warrants issued, including the publicly traded warrants. Additionally, in 1996, 610,170 shares of the Company's common stock that had been held as collateral were returned and held in the treasury, 12,258 shares of common stock were issued upon exercise of employees' stock options, 239,710 shares of common stock, valued at $939,000, were issued to acquire oil and gas properties, and 36,538 shares of common stock were issued as dividends on the Company's Series C Preferred Stock.

NOTE 10 -- SUPPLEMENTAL CASH FLOW INFORMATION

     During 1995, as more fully described in Note 3, the Company issued common stock and preferred stock valued at $12,495,005 in the acquisition of the assets from Hunter Resources, Inc. Oil and gas properties were acquired by issuing $1,379,204 of common stock and $22,220 of marketable securities; preferred stock was converted to common stock; and common stock was issued, creating a receivable from a shareholder of $250. In addition $17,500 of common stock was issued as compensation to directors and $84,444 of common stock was issued for services rendered in 1995.

     During 1996, the Company purchased oil and gas properties by issuing 239,710 shares of its common stock, valued at $938,444. The Company converted 658,934 shares of Series B and Series C preferred stock into 1,821,638 shares of common stock. 36,538 shares of common stock valued at $121,700 were issued in lieu of cash dividends on preferred stock. The Company received equity securities with a fair value of $150,000 as partial payment for the sale of property interests. Interest paid in 1996 was $2,344,308.

NOTE 11 -- ENVIRONMENTAL ISSUES

     Being engaged in the oil and gas exploration and development business, the Company may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In the Company's acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during the time that such wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation would most likely fall upon the Company. In certain acquisitions, the Company has received contractual warranties that no such violations exist, while in other acquisitions the Company has waived its rights to pursue a claim for such violations from the selling party. No claim has been made nor has a claim been asserted, nor is the Company aware of the existence of any material liability which the Company may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     The Company assumed in the Hunter acquisition lease agreements for the use of office space and office equipment. The office space lease extends through November 2001 with an option to renew the lease for a three year term. The various office equipment leases extend until 1999. The leases have been classified as operating leases. The following is a schedule by years of future minimum lease payments required under the operating lease agreements:

Year Ended December 31:
  1997......................................................  $183,046
  1998......................................................   173,168
  1999......................................................   169,815
  2000......................................................   173,711
  2001......................................................   159,235
  Thereafter................................................         0
                                                              --------
          Total Minimum Payments Required...................  $858,975
                                                              ========

     Rental expense was $61,191 and $129,169 for 1995 and 1996, respectively.

     At December 31, 1996, the Company is involved in litigation proceedings arising in the normal course of business. The Company has accrued $87,750 as of December 31, 1996 for potential expenses to be incurred in settlement of the litigation. In the opinion of management, any additional liabilities resulting from such litigation would not have a material effect on the Company's financial condition, cash flows or results of operations.

NOTE 13 -- FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to credit risk consist principally of accounts and notes receivable. The receivables are primarily from companies in the oil and gas business or from individual oil and gas investors. These parties are primarily located in the Southwestern regions of the United States. No single receivable is considered to be sufficiently material as to constitute a concentration. The Company does not ordinarily require collateral, but in the case of receivables for joint operations, the Company often has the ability to offset amounts due against the participant's share of production from the related property. The Company believes the allowance for doubtful accounts at December 31, 1995 and 1996 is adequate.

     Management estimates the market values of notes receivable and payable based on expected cash flows and believes those market values approximate carrying values at December 31, 1995 and 1996. The market values of equity investments are based upon quoted prices (see Note 1).

NOTE 14 -- COMMODITY DERIVATIVES AND HEDGING ACTIVITIES

     Periodically, the Company enters into futures, options, and swap contracts to reduce the effects of fluctuations in crude oil and gas prices. At December 31, 1996, the Company had open contracts for oil price collars on 12,000 barrels of oil per month (with cap and floor prices of $22.20 and $18.00, respectively) through February 1997 and 15,000 barrels of oil per month (with cap and floor prices of $25.10 and $20.00, respectively) from March 1997 through August, 1997. At December 31, 1996, the Company had open contracts for gas prices swaps of 302,000 MMbtu of gas per month at $2.16 per MMbtu during January 1997, 100,000 MMbtu of gas per month at $1.905 per MMbtu from February 1997 through January 1998 and another 100,000 MMbtu of gas per month at $1.77 per MMbtu from February 1997 through January 1998. These contracts expire monthly as indicated above. The gains or losses on the Company's hedging transactions are determined as the difference between the contract price and a reference price, generally closing prices on the NYMEX. The resulting transaction gains and losses are determined monthly and are included in the

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES period the hedged production or inventory is sold. Net losses relating to these derivatives for the years ended December 31, 1995 and 1996 were none and $272,000, respectively.

NOTE 15 -- STOCK COMPENSATION PLAN

     The Company adopted in 1996 two stock compensation plans for its employees and directors, (i) the Magnum Hunter Resources Employee Stock Ownership Plan, (the "ESOP"), and (ii) the Magnum Hunter Resources, Inc. 1996 Incentive Stock Option Plan (the "Option Plan"). In addition, the Company authorized the issuance of its common stock to participants in the Magnum Hunter Resources, Inc. 401(k) plan in an amount that matched employee contributions up to one hundred percent (100%). The cost of this matching contribution was $59,000 in 1996.

  ESOP

     The Company established an ESOP and a related trust as a long-term benefit for its employees. Under terms of the ESOP, eligible participants may elect to make elective deferred contributions of not less than 1% or more than 15% of their annual compensation, limited in combination with the 401(k) plan to the maximum allowable per year by the Internal Revenue Code. The Plan also allows for the Company to make discretionary contributions to the ESOP, but it is not the intent of the Company to do so. It is also the Company's intent to invest all contributions in Common Stock. In this regard, on October 11, 1996, the ESOP purchased 22,556 shares of the Company's Common Stock for $3.75 per share from a third party. To fund this purchase, the ESOP borrowed $84,585 from a bank. Participant contributions will be used to acquire shares at the price stated above by retiring the principal and interest of this debt. As of December 31, 1996, no participant contributions had been made to the ESOP.

  1996 Incentive Stock Option Plan

     The Company established this plan effective April 1, 1996, and is governed by Section 422 of the Internal Revenue Code, and Section 16(b) of the Securities Exchange Act of 1934. The Option Plan covers 1,200,000 shares of the Company's Common Stock. Eligibility is limited to employees and directors of the Company and its subsidiaries. The actual selection of grantees is made by the Board of Directors. The term of the Option Plan is 10 years, and the term of the options is at the discretion of the Board, with a term of 5 years. All options are fully vested and exercisable when granted. The exercise price is fair market value at the date of grant, except for individuals who own 10% or more of the Company's stock.

     Prior to 1995, Hunter had granted certain of its employees and directors options to purchase its common shares. In connection with the Hunter Combination, the Company has substituted the Hunter options with 264,558 options under the Plan, 239,022 of which have an exercise price of $.73425 per share and 25,536 of which have an exercise price of $1.65 per share. During 1996, 12,258 of these options were exercised. In addition, during 1996, the Board granted the remaining 935,442 options to employees and directors at an exercise price of $4.50 per share.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

     The following is a summary of stock option activity under the Option Plan:

                                                  1995                         1996
                                       --------------------------   --------------------------
                                                      WEIGHTED                     WEIGHTED
                                                      AVERAGE                      AVERAGE
                                        SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                                       ---------   --------------   ---------   --------------
Outstanding -- Beginning of Year.....    264,558       $0.82          264,558       $0.82
Granted..............................         --          --          935,442        4.50
Exercised............................         --          --          (12,258)        .73
Canceled.............................         --          --               --          --
                                       ---------       -----        ---------       -----
Outstanding -- End of Year...........    264,558       $0.82        1,187,742       $3.72
                                       =========       =====        =========       =====

     The following is a summary of plan stock options outstanding at December 31, 1996:

                                                             WEIGHTED
                                                             AVERAGE
                                           NUMBER OF        REMAINING
                                            OPTIONS      CONTRACTUAL LIFE         NUMBER OF
             EXERCISE PRICE               OUTSTANDING        (YEARS)         EXERCISABLE OPTIONS
             --------------               -----------    ----------------    -------------------
   $ .73................................     226,764           1.0                  35,242
    1.65................................      25,536           3.0                      --
    4.50................................     935,442           4.3                 935,442
                                           ---------                               -------
                                           1,187,742                               970,684
                                           =========                               =======

     The Company adopted the disclosures only portion of SFAS No. 123 as it continued to follow the provisions of APB No. 25, which is the intrinsic value method of accounting for stock-based compensation.

     On a pro forma basis, the effect of stock based compensation had the Company adopted Statement No. 123 is as follows:

                                                                   1996
                                                                -----------
Net Income (Loss):
  As reported...............................................    $   103,000
  Pro Forma.................................................     (1,540,000)
Primary Earnings per Share:
  As reported...............................................            .01
  Pro Forma.................................................           (.12)
Fully Diluted Earnings per Share:
  As reported...............................................            .01
  Pro Forma.................................................           (.12)

     The weighted average grant date fair value of options granted was $2.56 and of warrants granted was $1.09 during 1996. Fair value of options and warrants was calculated by using the Black-Scholes options pricing model using the following weighted average assumptions for 1996 activity: risk free interest rate of 5.74%, expected life of 4.28 years, expected volatility of 60.8% and no dividend yield.

NOTE 16 -- SUBSEQUENT EVENTS

     In January, 1997, the Company purchased a fifty percent (50%) interest in the McLean Gas Plant, the gas processing facility connected to the Company's Panoma gas gathering system for $2.5 million. Under the terms of the purchase agreement, the Company will receive 100% of the net profits of the plant until it receives the $2.5 million purchase price, at which point its net profits interest will revert to fifty percent (50%), the

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

Company's ownership position. The acquisition was funded through the Company's revolving credit agreement with certain banks.

     On April 30, 1997, the Company acquired from a subsidiary of Burlington Resources, Inc., effective as of January 1, 1997, the Permian Basin Properties, consisting of 25 field areas in west Texas and 22 field areas in southeast New Mexico, for a net purchase price of $133.0 million after adjustments of $10.5 million for production cash flow from January 1, 1997 to the closing date and other minor adjustments.

     The Company financed the acquisition of the Permian Basin Properties with a new $130.0 million credit facility (the "New Credit Facility") and a senior subordinated credit facility of $60.0 million (the "Term Loan Facility"). Borrowings of $119.5 million under the New Credit Facility and $60.0 million under the Term Loan Facility were used to pay the $123.0 million balance of the $133.0 million net purchase price for the Permian Basin Properties, to repay the $53.7 million in outstanding indebtedness as of April 30, 1997 under the Company's previous $100.0 million credit facility (the "Previous Credit Facility") and to pay the costs associated with the Permian Basin Acquisition and the related financings. The New Credit Facility currently bears interest at 9.0% per annum. After repayment of the Term Loan Facility using the proceeds of a $140.0 million offering of Senior Subordinated Notes due 2007, the New Credit Facility bore interest at LIBOR plus 1.75% per annum, which was 7.6% based on the LIBOR rate at April 30, 1997. The unpaid principal amount under the New Credit Facility matures on April 30, 2002. At April 30, 1997, the interest rate on the Term Loan Facility was 11.5% per annum. The Term Loan Facility initially matures on April 30, 1998, at which time the Company has the option to extend such facility for an additional five years.

NOTE 17 -- EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND
           CHANGE-IN-CONTROL ARRANGEMENTS

     Mr. Gary C. Evans and Mr. Matthew C. Lutz have employment agreements with Magnum Hunter Resources, Inc. Mr. Evans' agreement terminates December 31, 1997 and continues thereafter on a year to year basis and provides for a base salary of $200,000 per annum. Mr. Lutz's agreement terminates September 30, 1998 and continues thereafter on a year to year basis and provides for a base salary of $100,000 per annum. Both agreements provide that the same benefits supplied to other Company employees shall be available to the employee. The employment agreements also contain, among other things, covenants by the employee that in the event of termination, he will not associate with a business that competes with the Company for a period of one year after cessation of employment. The Company also has key man life insurance on Mr. Evans in the amount of $1,000,000.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

          SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)

     Proved oil and gas reserves consist of those estimated quantities of crude oil, gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Estimates of petroleum reserves have been made by independent engineers and Company employees. These estimates include reserves in which the Company holds an economic interest under production-sharing and other types of operating agreements. These estimates do not include probable or possible reserves. The estimated net interests in proved reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimation. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

     Estimated quantities of proved oil and gas reserves of the Company were as follows:

                                                                               GAS
                                                                 OIL        (THOUSAND
                                                              (BARRELS)    CUBIC FEET)
                                                              ---------    -----------
December 31, 1995
  Proved reserves...........................................  3,767,739    14,071,916
  Proved developed reserves.................................  1,681,841     8,796,748
December 31, 1996
  Proved reserves...........................................  5,338,255    90,565,997
  Proved developed reserves.................................  1,962,184    71,275,141

     The changes in proved reserves for the year ended December 31, 1995 and 1996 were as follows:

                                                                               GAS
                                                                 OIL        (THOUSAND
                                                              (BARRELS)    CUBIC FEET)
                                                              ---------    -----------
RESERVES AT DECEMBER 31, 1994...............................  1,260,520      4,914,207
Purchase of minerals-in-place...............................  3,122,382     10,973,298
Extensions and discoveries..................................     38,498        564,247
Production..................................................    (29,972)      (102,056)
Revisions of estimates......................................   (623,689)    (2,277,780)
                                                              ---------     ----------
RESERVES AT DECEMBER 31, 1995...............................  3,767,739     14,071,916
Purchase of minerals-in-place...............................  2,678,579     81,943,557
Sale of minerals-in-place...................................   (214,381)    (1,318,164)
Extensions and discoveries..................................         --        151,606
Production..................................................   (191,203)    (2,674,793)
Revisions of estimates......................................   (702,479)    (1,608,125)
                                                              ---------     ----------
RESERVES AT DECEMBER 31, 1996...............................  5,338,255     90,565,997
                                                              =========     ==========

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

     The aggregate amounts of capitalized costs relating to oil and gas producing activities and the related accumulated depreciation, depletion and impairment as of December 31, 1995 and 1996 were as follows:

                                                               1995           1996
                                                            -----------    -----------
Unproved oil and gas properties...........................  $   842,889    $   459,254
Proved properties.........................................   36,256,428     70,574,890
                                                            -----------    -----------
Gross Capitalized Costs...................................   37,099,317     71,034,144
Accumulated depreciation, depletion and impairment........   (1,914,602)    (4,513,541)
                                                            -----------    -----------
          Net Capitalized Costs...........................  $35,184,715    $66,520,603
                                                            ===========    ===========

     Costs incurred in oil and gas producing activities, both capitalized and expensed, during the years ended December 31, 1995 and 1996 were as follows:

                                                               1995           1996
                                                            -----------    -----------
Property acquisition costs
Proved properties.........................................  $27,983,521    $31,982,821
  Unproved properties.....................................      142,545             --
  Exploration costs.......................................      340,411      1,114,733
Development costs.........................................           --        837,273
                                                            -----------    -----------
          Total Costs Incurred............................  $28,466,477    $33,934,827
                                                            ===========    ===========

     Results of operations from oil and gas producing activities for the years ended December 31, 1995 and 1996 were as follows:

                                                               1995          1996
                                                             ---------    -----------
Oil and gas production revenue.............................  $ 616,596    $10,247,688
Disposal services revenue..................................     31,978         20,487
Production costs...........................................   (267,647)    (4,389,465)
Depreciation and depletion.................................   (421,101)    (2,598,939)
                                                             ---------    -----------
          Results of Operations for Producing Activities...  $ (40,174)   $ 3,279,771
                                                             =========    ===========

     The standardized measure of discounted estimated future net cash flows related to proved oil and gas reserves at December 31, 1995 and 1996 were as follows:

                                                             1995            1996
                                                         ------------    -------------
Future cash inflows....................................  $ 95,068,694    $ 492,157,062
Future development and production costs................   (37,746,877)    (138,614,804)
                                                         ------------    -------------
Future net cash flows, before income tax...............    57,321,817      353,542,258
Future income taxes....................................   (11,381,779)    (102,341,098)
                                                         ------------    -------------
Future Net Cash Flows..................................    45,940,038      251,201,160
10% annual discount....................................   (16,120,359)    (134,116,299)
                                                         ------------    -------------
          Standardized Measure of Discounted Future Net
            Cash Flows.................................  $ 29,819,679    $ 117,084,861
                                                         ============    =============

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

     The primary changes in the standardized measure of discounted estimated future net cash flows for the years ended December 31, 1995 and 1996 were as follows:

                                                              1995            1996
                                                           -----------    ------------
Purchases of minerals-in-place...........................  $30,507,745    $129,544,769
Sales of minerals-in-place...............................           --      (2,195,780)
Extensions, discoveries and improved recovery, less
  related costs..........................................      582,001         302,785
Sales of oil and gas produced, net of production costs...     (350,083)     (5,858,223)
Development costs incurred during the period.............           --              --
Revision of prior estimates:
  Net change in prices and costs.........................    4,864,688      14,993,539
  Change in quantity estimates...........................   (7,637,000)    (10,107,737)
Accretion of discount....................................      623,512       2,981,968
Net change in income taxes...............................   (5,006,300)    (42,396,139)
                                                           -----------    ------------
          Net Change.....................................  $23,584,563    $ 87,265,182
                                                           ===========    ============

     Estimated future cash inflows are computed by applying year-end prices of oil and gas to year-end quantities of proved reserves. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is calculated by applying year-end statutory tax rates to estimated future pre-tax net cash flows related to proved oil and gas reserves, less the tax basis of the properties involved.

     The assumption used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

                                                              SEPTEMBER 30,
                                                                  1997
                                                              -------------
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  3,081
  Accounts receivable
    Trade, net of allowance of $133.........................      14,211
    Due from affiliates.....................................         119
  Notes receivable from affiliate...........................         412
  Current portion of long-term note receivable..............         619
  Prepaid and other.........................................       1,024
                                                                --------
        TOTAL CURRENT ASSETS................................      19,466
                                                                --------
PROPERTY, PLANT AND EQUIPMENT
  Oil and gas properties, full cost method
    Unproved................................................         460
    Proved..................................................     215,513
  Pipelines.................................................       9,841
  Other property............................................         653
                                                                --------
        TOTAL PROPERTY, PLANT AND EQUIPMENT.................     226,467
  Accumulated depreciation, depletion and impairment........     (13,467)
                                                                --------
        NET PROPERTY, PLANT AND EQUIPMENT...................     213,000
                                                                --------
OTHER ASSETS
  Deposits and other assets.................................       6,046
  Long-term notes receivable, net of imputed interest.......       1,646
                                                                --------
        TOTAL ASSETS........................................    $240,158
                                                                ========

                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade payables and accrued liabilities....................    $ 13,753
  Dividends payable.........................................         219
  Suspended revenue payable.................................         846
  Current maturities of long-term debt......................          22
  Notes payable.............................................       2,699
                                                                --------
        TOTAL CURRENT LIABILITIES...........................      17,539
                                                                --------
LONG-TERM LIABILITIES
  Long-term debt, less current maturities...................     188,027
  Production payment liability..............................         790
  Deferred income taxes.....................................       1,858
  Minority interest.........................................          40
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock -- $.001 par value; 10,000,000 shares
    authorized, 216,000 designated as Series A; 80,000
    shares issued and outstanding, liquidation amount $0....          --
    1,000,000 shares designated as 1996 Series A
     Convertible; 1,000,000 issued and outstanding,
     liquidation amount $10,000,000.........................           1
  Common stock -- $.002 par value; 50,000,000 shares
    authorized, 14,271,975 shares issued....................          29
  Additional paid-in capital................................      40,291
  Accumulated deficit.......................................      (8,416)
                                                                --------
                                                                  31,905
  Treasury stock (538,633 shares of common stock)...........          (1)
                                                                --------
    TOTAL STOCKHOLDERS' EQUITY..............................      31,904
                                                                --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............    $240,158
                                                                ========

  The accompanying notes are an integral part of these consolidated financial statements.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                 SEPTEMBER 30,               SEPTEMBER 30,
                                            ------------------------    ------------------------
                                               1996          1997          1996          1997
                                            ----------    ----------    ----------    ----------
Operating Revenues:
  Oil and gas sales.......................  $    3,536    $   11,002    $    6,357    $   22,793
  Gas gathering, marketing and
     processing...........................       1,615         2,438         3,143         7,721
  Oil field services and international
     sales................................         184           186           385         3,792
                                            ----------    ----------    ----------    ----------
          Total Operating Revenues........       5,335        13,626         9,885        34,306
                                            ----------    ----------    ----------    ----------
Operating Costs and Expenses
  Oil and gas production..................       1,179         3,781         2,305         8,521
  Gas gathering, marketing and
     processing...........................       1,315         1,865         2,629         5,803
  Oil field services and international
     sales................................         194            58           521         3,482
  Depreciation and depletion..............         804         4,147         1,888         8,607
  General and administrative..............         227           477           670         1,128
                                            ----------    ----------    ----------    ----------
          Total Operating Costs and
            Expenses......................       3,719        10,328         8,013        27,541
                                            ----------    ----------    ----------    ----------
Operating Profit (Loss)...................       1,616         3,298         1,872         6,765
  Other income............................          28           453           214           608
  Interest expense........................      (1,051)       (4,540)       (1,550)       (9,298)
                                            ----------    ----------    ----------    ----------
Net Income (Loss) before income tax and
  minority interest.......................         593          (789)          536        (1,925)
  Benefit (Provision) for deferred income
     tax..................................        (204)          300          (204)          731
                                            ----------    ----------    ----------    ----------
Net Income (Loss) before minority
  interest................................         389          (489)          332        (1,194)
  Minority interest in subsidiary
     earnings.............................          --           (20)           --           (40)
                                            ----------    ----------    ----------    ----------
Net Income (Loss) Before Extraordinary
  Loss....................................         389          (509)          332        (1,234)
Extraordinary Loss From Early
  Extinguishment of Debt..................          --            --            --        (1,384)
                                            ----------    ----------    ----------    ----------
Net Income (Loss).........................         389          (509)          332        (2,618)
Dividends Applicable to Preferred Stock...         (42)         (219)         (382)         (657)
                                            ----------    ----------    ----------    ----------
Income (Loss) Applicable to Common
  Shares..................................  $      347    $     (728)   $      (50)   $   (3,275)
                                            ==========    ==========    ==========    ==========
Income (Loss) Before Extraordinary Loss
  per Common Share........................  $     0.03    $    (0.05)   $     0.00    $    (0.14)
Extraordinary Loss per Common Share.......  $       --    $       --    $       --    $    (0.10)
                                            ----------    ----------    ----------    ----------
Income (Loss) per Common Share............  $     0.03    $    (0.05)   $    (0.00)   $    (0.24)
                                            ==========    ==========    ==========    ==========
Common Shares Used In Per Share
  Calculation.............................  12,924,967    13,687,278    12,084,041    13,659,170
                                            ==========    ==========    ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996       1997
                                                              --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $    332   $  (2,618)
  Adjustments to reconcile net income (loss) to cash
     provided by (used for) operating activities:
     Extraordinary loss.....................................        --       1,384
     Depreciation and depletion.............................     1,888       8,607
     Amortization of financing fees.........................        --         330
     Deferred income taxes..................................       204        (732)
     Minority interest......................................        --          40
     (Gain) Loss on sale of assets..........................      (143)       (333)
     Other..................................................        --          32
     Change in certain assets and liabilities:
       Accounts and notes receivables.......................    (2,317)     (9,717)
       Other current assets.................................      (160)       (972)
       Deposits and other assets............................      (376)         --
       Accounts payable and accrued liabilities.............     2,436       9,875
                                                              --------   ---------
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES.........  $  1,864   $   5,897
                                                              --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of assets..........................       188         953
  Additions to property and equipment.......................   (38,787)   (148,429)
  Loan made for promissory note receivable..................        --        (666)
  Payments received on promissory note receivable...........        --         183
                                                              --------   ---------
NET CASH USED BY INVESTING ACTIVITIES.......................   (38,599)   (147,959)
                                                              --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt and production
     payment................................................    55,313     337,500
  Fees paid related to financing activities.................        --      (7,936)
  Proceeds from short-term notes payable....................        --       2,699
  Payments of principal on long-term debt and production
     payment................................................   (17,710)   (188,364)
  Payment of fees on issuance of preferred stock............        --        (505)
  Proceeds from issuance of common and preferred stock, net
     of offering costs......................................        --         522
  Redemption of preferred stock.............................      (295)         --
  Dividends paid............................................      (438)       (460)
                                                              --------   ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................    36,870     143,456
                                                              --------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       135       1,394
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     1,544       1,687
                                                              --------   ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  1,679   $   3,081
                                                              ========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- MANAGEMENT'S REPRESENTATION

     The consolidated balance sheet as of September 30, 1997, the consolidated statements of operations for the nine months ended September 30, 1996 and 1997, and the consolidated statements of cash flows for the nine month periods then ended are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to present fairly the financial position, results of operations and changes in cash flows for the nine month periods.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the December 31, 1996 annual report on Form 10-KSB for the Company. The results of operations for the nine month and three month periods ended September 30, 1997, are not necessarily indicative of the operating results for the full year.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain items have been reclassified to conform with the current presentation.

     The Company is a holding company with no significant assets or operations other than its investments in its subsidiaries. The wholly-owned subsidiaries of the Company are direct guarantors of the Company's Notes and have fully and unconditionally guaranteed the Notes on a joint and several basis. The guarantors comprise all of the direct and indirect subsidiaries of the Company (other than inconsequential subsidiaries), and the Company has not presented separate financial statements and other disclosures concerning each guarantor because management has determined that such information is not material to investors. There is no restriction on the ability of consolidated or unconsolidated subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances.

NOTE 2 -- RECENT EVENTS

     In February, 1997, the Company entered into a definitive agreement with Burlington Resources, Inc. to acquire for $143.5 million, subject to certain purchase price adjustments, effective January 1, 1997, the Permian Basin Properties consisting of 25 field areas in West Texas and 22 field areas in Southeast New Mexico containing 1,852 producing oil and gas wells. In accordance with the definitive acquisition agreement, the Company made a performance deposit of $10 million against the purchase price.

     On April 30, 1997, the Company closed on the purchase of the Permian Basin Properties for a net purchase price of approximately $133 million, including, but not limited to, certain adjustments for a January 1, 1997 effective date.

     The Company financed the acquisition of the Permian Basin Properties with a new $130.0 million credit facility (the "Credit Facility") and a senior subordinated credit facility of $60.0 million (the "Bridge Loan Facility"). Borrowings of $119.5 million under the Credit Facility and $60.0 million under the Bridge Loan Facility were used to pay the $123.0 million balance of the $133.0 million net purchase price for the Permian Basin Properties, to repay the $53.7 million in outstanding indebtedness as of April 30, 1997 under the Company's previous $100.0 million credit facility and to pay the costs associated with the Permian Basin acquisition and the related financings.

     On May 28, 1997, the Company completed an offering of $140 million aggregate principal amount of its 10% Senior Notes due 2007 (the "Notes"). Interest on the Notes will accrue from their date of original issuance and will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 1997, at the rate of 10% per annum. The Notes will be redeemable, in whole or in part, at the option of the Company on or after June 1, 2002, at the redemption prices set forth herein, plus accrued interest

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES to the date of redemption. The Notes will be general unsecured obligations of the Company and will rank pari passu with any unsubordinated indebtedness of the Company and will rank senior in right of payment to all subordinated obligations of the Company. The net proceeds from the offering were approximately $135.5 million after deducting estimated fees and expenses of $4.5 million payable by the Company. The Company utilized the net proceeds to repay the $60.0 million of outstanding indebtedness under the Bridge Loan Facility and to reduce indebtedness under the Credit Facility by approximately $75.0 million which reduced the borrowing base to $60.0 million. Total long-term debt under the Credit Facility at September 30, 1997 was $48.0 million. The Company recently amended its Credit Facility with its lenders effective as of September 30, 1997, to increase the amount of the Credit Facility to $125.0 million, to increase the amount of the borrowing base to $65.0 million, and to modify a loan covenant.

     The Company has called its publicly traded Warrants for redemption on November 7, 1997 at a redemption price of $0.02 per Warrant. The Warrants are presently exercisable for Common Stock at an exercise price of $5.50 per share. The Company anticipates that substantially all the Warrants will be exercised, and if so, the Company will receive cash proceeds in the amount of approximately $4.7 million.

     On October 30, 1997, the Company filed a registration statement with the Securities and Exchange Commission to register 6.5 million shares of Common Stock to be sold by the Company and an additional 150,000 shares of Common Stock to be sold by a selling shareholder. The proceeds received from the sale of shares by the Company will be used to repay substantially all of the outstanding indebtedness under the Credit Facility.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Magnum Hunter Resources, Inc.
Irving, Texas

     We have audited the accompanying historical summaries of revenue and direct operating expenses of properties to be acquired April 30, 1997 (the "Permian Basin Properties"), for the years ended December 31, 1996 and 1995. The historical summaries are the responsibility of the Company's management. Our responsibility is to express an opinion on the historical summaries based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summaries are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall historical summary presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying historical summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form S-3 of Magnum Hunter Resources, Inc.) as described in Note 1 and are not intended to be a complete presentation of the properties' revenues and expenses.

     In our opinion, the historical summaries referred to above present fairly, in all material respects, the revenue and direct operating expenses of the properties to be acquired April 30, 1997, in conformity with generally accepted accounting principles.

                                            HEIN + ASSOCIATES LLP

April 23, 1997
Dallas, Texas

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                            PERMIAN BASIN PROPERTIES

         HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING EXPENSES
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
     AND FOR THE UNAUDITED FOUR MONTH PERIODS ENDED APRIL 30, 1996 AND 1997

                                                                       YEAR ENDED
                                                              ----------------------------
                                                                  1995            1996
                                                              ------------    ------------
Oil and gas sales...........................................  $ 30,098,000    $ 39,433,000
Direct operating expenses...................................   (11,711,000)    (11,646,000)
                                                              ------------    ------------
Net revenue.................................................  $ 18,387,000    $ 27,787,000
                                                              ============    ============

                                                                  FOUR MONTHS ENDED
                                                                      APRIL 30,
                                                              --------------------------
                                                                 1996           1997
                                                              -----------    -----------
                                                                     (UNAUDITED)
Oil and gas sales...........................................  $12,323,000    $12,627,000
Direct operating expenses...................................   (3,891,000)    (3,039,000)
                                                              -----------    -----------
Net revenue.................................................  $ 8,432,000    $ 9,588,000
                                                              ===========    ===========

     See Notes to Historical Summaries of Revenues and Direct Operating Expenses for the Years Ended December 31, 1995 and 1996 and for the Four Month Periods Ended April 30, 1996 and 1997.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                            PERMIAN BASIN PROPERTIES

                 NOTES TO HISTORICAL SUMMARIES OF REVENUES AND
                           DIRECT OPERATING EXPENSES
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
     AND FOR THE UNAUDITED FOUR MONTH PERIODS ENDED APRIL 30, 1996 AND 1997

NOTE 1 -- BASIS OF PREPARATION

     The accompanying historical summaries of revenues and direct operating expenses relate to the operations of the oil and gas properties to be acquired by Magnum Hunter Resources, Inc. (the "Company") on April 30, 1997 from Burlington Resources Oil and Gas Company (Burlington). The properties are to be acquired for approximately $133,000,000, net of purchase adjustments.

     Revenues are recorded when the Company's share of oil or gas and related liquids are sold. Direct operating expenses are recorded when the related liability is incurred. Direct operating expenses include lease operating expenses, ad valorem taxes and production taxes. Depreciation and amortization of oil and gas properties, general and administrative expenses and income taxes have been excluded from operating expenses in the accompanying historical summaries because the amounts would not be comparable to those resulting from proposed future operations. Sales of gas and oil (until August 1996) have generally been made to an affiliated entity of Burlington.

     The historical summaries presented herein were prepared for the purposes of complying with the financial statement requirements of a business acquisition to be filed on Form S-3 as promulgated by Regulation S-B Item 3-10 of the Securities Exchange Act of 1934.

  Unaudited Information

     The historical summaries for the four month periods ended April 30, 1996 and 1997 were taken from Burlington's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the historical summaries of the Permian Basin Properties for the four month periods ended April 30, 1996 and 1997.

NOTE 2 -- CONTINGENCIES

     The properties to be acquired are subject to several lawsuits against Burlington that have arisen from the ordinary course of operations. Burlington has indemnified the Company in the Purchase and Sale Agreement against any liability from those claims.

     In the Purchase and Sale Agreement, Burlington agreed to indemnify the Company against environmental claims relating to the acquired properties and arising prior to January 1, 1997 provided that the Company notifies Burlington of such claims by December 31, 1997. Burlington will provide indemnification against such claims up to $10,762,500 and share the next $21,525,000 of claims with the Company on an equal basis. Burlington represented in the Purchase and Sale Agreement that no material environmental claims have been asserted; however certain of these properties require remediation which, in the Company's opinion, will not result in material costs.

NOTE 3 -- SUPPLEMENTAL INFORMATION ON OIL AND GAS RESERVES (UNAUDITED)

     Proved oil and gas reserves consist of those estimated quantities of crude oil, gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                            PERMIAN BASIN PROPERTIES

         NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
                            EXPENSES -- (CONTINUED)

     The following estimates of proved reserves have been made by independent engineers. The estimated net interests in proved reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimation. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

     Estimated quantities of proved oil and gas reserves of the properties to be acquired April 30, 1997 are as follows:

                                                         OIL             NATURAL GAS
                                                      (BARRELS)     (THOUSAND CUBIC FEET)
                                                      ----------    ---------------------
December 31, 1995
  Proved reserves...................................  16,176,000         108,476,000
                                                      ==========         ===========
  Proved developed reserves.........................   9,853,000          85,973,000
                                                      ==========         ===========
December 31, 1996
  Proved reserves...................................  15,291,000          99,876,000
                                                      ==========         ===========
  Proved developed reserves.........................   8,968,000          77,373,000
                                                      ==========         ===========

     The changes in proved reserves for the years ended December 31, 1995 and 1996 were as follows:

                                                           OIL            NATURAL GAS
                                                        (BARRELS)    (THOUSAND CUBIC FEET)
                                                        ----------   ---------------------
Reserves at December 31, 1994.........................  17,121,000        118,076,000
Revisions and other...................................      73,000            730,000
Production............................................  (1,018,000)       (10,330,000)
                                                        ----------        -----------

Reserves at December 31, 1995.........................  16,176,000        108,476,000
Revisions and other...................................      29,000            808,000
Production............................................    (914,000)        (9,408,000)
                                                        ----------        -----------

Reserves at December 31, 1996.........................  15,291,000         99,876,000
                                                        ==========        ===========

     The standardized measure of discounted estimated future net cash flows related to proved oil and gas reserves at December 31, 1995 and 1996 were as follows:

                                                             1995            1996
                                                         -------------   -------------
Future cash inflows....................................  $ 410,721,000   $ 769,681,000
Future development and production costs................   (275,252,000)   (300,868,000)
                                                         -------------   -------------
Future net cash flows, before income tax...............    135,469,000     468,813,000
Future income taxes....................................             --    (116,660,000)
                                                         -------------   -------------
Future Net Cash Flows..................................    135,469,000     352,153,000
10% annual discount....................................    (60,181,000)   (169,385,000)
                                                         -------------   -------------
Standardized Measure of Discounted Future Net Cash
  Flows................................................  $  75,288,000   $ 182,768,000
                                                         =============   =============

                 MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES

                            PERMIAN BASIN PROPERTIES

         NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
                            EXPENSES -- (CONTINUED)

     The primary changes in the standardized measure of discounted estimated future net cash flows for the years ended December 31, 1995 and 1996 were as follows:

                                                             1995            1996
                                                         ------------    ------------
Beginning of year......................................  $ 78,153,000    $ 75,288,000
Sales of oil and gas produced, net of production
  costs................................................   (18,387,000)    (27,787,000)
Net change in price and costs..........................     6,800,000     182,919,000
Change in quantity estimates and other.................       432,000         933,000
Accretion of discount..................................     7,800,000       7,528,000
Net change in income taxes.............................       490,000     (56,113,000)
                                                         ------------    ------------
End of year............................................  $ 75,288,000    $182,768,000
                                                         ============    ============

     Estimated future cash inflows are computed by applying year-end prices of oil and gas to year-end quantities of proved reserves. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is calculated by applying year-end statutory tax rates to estimated future pre-tax net cash flow related to proved oil and gas reserves, less the tax basis of the properties involved.

     The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

          ============================================================

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL AFFAIRS OF THE COMPANY OR A SOLICITATION TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THERE HAS BEEN NO CHANGE IN SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Prospectus Summary..........................    3
Risk Factors................................   11
Use of Proceeds.............................   17
Price Range of Common Stock and Dividend
  Policy....................................   18
Capitalization..............................   19
Selected Consolidated Financial Data........   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   22
Business and Properties.....................   28
Management..................................   44
Principal and Selling Shareholders..........   48
Description of Capital Stock................   49
Description of Indebtedness.................   53
Underwriting................................   56
Legal Matters...............................   57
Experts.....................................   57
Available Information.......................   58
Incorporation of Certain Documents by
  Reference.................................   59
Glossary....................................   60
Index to Consolidated Financial
  Statements................................  F-1

          ============================================================

          ============================================================

                                6,650,000 SHARES

                                  MAGNUM LOGO

                                 MAGNUM HUNTER
                                RESOURCES, INC.
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                         RAUSCHER PIERCE REFSNES, INC.


                                CIBC OPPENHEIMER


                         JOHNSON RICE & COMPANY L.L.C.

                              VAN KASPER & COMPANY

                                                                          , 1997

          ============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Except for the SEC registration fee, NASD filing fee and American Stock Exchange listing fee, all expenses are estimated. All such expenses will be paid by the Registrant.


SEC registration fee........................................  $ 15,063
NASD filing fee.............................................     5,471
American Stock Exchange listing fee.........................    17,500
Accounting fees and expenses................................    50,000
Legal fees and expenses.....................................    55,000
Printing expenses...........................................    99,000
Blue sky fees and expenses (including legal fees)...........     5,000
Transfer agent fees and expenses............................     1,000
Miscellaneous...............................................    31,966
                                                              --------
          Total.............................................  $280,000
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty of certain specified circumstances. The Articles of Incorporation, with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages for the breach of a director's fiduciary duty, and therefore a director cannot be held liable for damages to the Company or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a director. Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The Company also maintains insurance to protect itself and its directors and officers against expenses, liabilities and losses incurred by such persons in connection with their service in the foregoing capacities.

ITEM 16. EXHIBITS.

     The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement.

ITEM 17. UNDERTAKINGS.

     (b) Filings incorporating subsequent Exchange Act documents by reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Acceleration of effectiveness.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) Rule 430A.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving and State of Texas on the 17th day of November, 1997.


                                            MAGNUM HUNTER RESOURCES, INC.

                                            By:          GARY C. EVANS*

                                              ----------------------------------
                                                        Gary C. Evans
                                                President and Chief Executive
                                                            Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed on November 17, 1997 by the following persons in the capacities indicated.


                      SIGNATURE                                             TITLE
                      ---------                                             -----

                   GARY C. EVANS*                      Director, President and Chief Executive Officer
-----------------------------------------------------    (principal executive officer)
                    Gary C. Evans

                  MATTHEW C. LUTZ*                     Chairman of the Board and Executive Vice
-----------------------------------------------------    President of Exploration and Business
                   Matthew C. Lutz                       Development

                     CHRIS TONG*                       Senior Vice President and Chief Financial
-----------------------------------------------------    Officer (principal financial officer)
                     Chris Tong

                  DAVID S. KRUEGER*                    Vice President and Chief Accounting Officer
-----------------------------------------------------    (principal accounting officer)
                  David S. Krueger

                 GERALD W. BOLFING*                    Director
-----------------------------------------------------
                  Gerald W. Bolfing

                 OSCAR C. LINDEMANN*                   Director
-----------------------------------------------------
                 Oscar C. Lindemann

                JOHN H. TRESCOT, JR.*                  Director
-----------------------------------------------------
                John H. Trescot, Jr.

                  JAMES E. UPFIELD*                    Director
-----------------------------------------------------
                  James E. Upfield


     Morgan F. Johnston, by signing his name hereto, does sign and execute this Amendment No. 2 to the Registration Statement on behalf of each of the above-named officers and directors of the Registrant on this 17th day of November, 1997, pursuant to powers of attorneys executed on behalf of the Registrant and each of such officers and directors, and previously filed with the Securities and Exchange Commission.


*By:    /s/ MORGAN F. JOHNSTON

     -------------------------------
           Morgan F. Johnston
            Attorney-in-fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1*           -- Form of Underwriting Agreement
          4.1            -- Articles of Incorporation, as Amended
          4.2            -- By-Laws, as Amended (Incorporated by reference to
                            Registration Statement on Form SB-2, File No. 33-66190)
          4.3            -- Indenture dated May 29, 1997 between Magnum Hunter
                            Resources, Inc., the subsidiary guarantors named therein
                            and First Union National Bank of North Carolina, as
                            Trustee (Incorporated by reference to Registration
                            Statement on Form S-4, File No. 333-31149)
          4.4            -- Form of 10% Senior Notes due 2007 (Incorporated by
                            reference to Registration Statement on Form S-4, File No.
                            333-31149)
          5.1*           -- Opinion of Thompson & Knight, A Professional Corporation,
                            regarding legality
         23.1*           -- Consent of Thompson & Knight, A Professional Corporation
                            (in its opinion filed as Exhibit 5.1)
         23.2            -- Consent of Deloitte & Touche LLP
         23.3            -- Consent of Hein + Associates LLP
         23.4*           -- Consent of James J. Weisman, Jr.
         23.5*           -- Consent of Glenn Harrison Petroleum Consultants, Inc.
         23.6*           -- Consent of Gaffney, Cline & Associates
         23.7*           -- Consent of Ryder Scott Co.
         24*             -- Power of Attorney (a power of attorney pursuant to which amendments to the Registration Statement may be filed is
                            included on the signature page of the initial filing)


---------------

* Previously filed